

2023 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

Commission file number 1-14287

Centrus Energy Corp.

Delaware	**52-2107911**
(State of incorporation)	*(IRS Employer Identification No.)*

6901 Rockledge Drive, Suite 800, Bethesda, Maryland 20817
(301) 564-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Class A Common Stock, par value $0.10 per share	LEU	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☐
Accelerated filer	☒	Emerging growth company	☐
Non-accelerated filer	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates computed by reference to the price at which the Common Stock was last sold as reported on the New York Stock Exchange as of June 30, 2023, was $411.7 million. As of February 1, 2024, there were 14,956,434 shares of the registrant's Class A Common Stock, par value $0.10 per share, and 719,200 shares of the registrant's Class B Common Stock, par value $0.10 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2024 annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal year 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Glossary of Certain Terms and Abbreviations

Centrus Energy Corp. and Related Entities

Board	Centrus Energy Corp.'s Board of Directors
Centrus	Centrus Energy Corp.
Enrichment Board	Separate Board of Directors at Enrichment Corp., a subsidiary of Centrus Energy Corp.
Enrichment Corp.	United States Enrichment Corporation
Oak Ridge	Technology and Manufacturing Center in Oak Ridge, Tennessee
Paducah GDP	Paducah Gaseous Diffusion Plant, an enrichment plant in Paducah, Kentucky formerly operated by Enrichment Corp.
Piketon	Production facility in Piketon, Ohio
Portsmouth GDP	Portsmouth Gaseous Diffusion Plant, an enrichment plant near Portsmouth, Ohio, formerly operated by Enrichment Corp.
USEC-Government	Enrichment Corp. prior to 1993, when it was a wholly-owned government corporation

Other Terms and Abbreviations

2002 DOE-USEC Agreement	June 17, 2002 agreement between Centrus (then known as USEC Inc.) and the DOE
2014 Plan	The Company's 2014 Equity Incentive Plan
2019 Plan	The Company's 2019 Executive Incentive Plan
5B Cylinders	Storage cylinders for HALEU UF_6 produced by the cascade
8.25% Notes	8.25% Notes, maturing February 2027
Annual Meeting	The Company's annual meeting of shareholders
ARDP	DOE's Advanced Reactor Demonstration Program
ATM	At the Market
Atomic Energy Act	Atomic Energy Act of 1954
Centrifuge IP	Centrifuge Technology Intellectual Property
Class A Common Stock	Class A common stock, $0.10 par value per share
Class B Common Stock	Class B common stock, $0.10 par value per share
CNEIC	China Nuclear Energy Industry Corporation
COBC	Centrus' Code of Business Conduct
Code	Internal Revenue Code of 1986
Common Stock	Class A Common Stock and Class B Common Stock
Consent Solicitation	Consent solicitation related to the results of the 2021 tender offer
COVID-19	2019 Novel Coronavirus
D&D	Decontamination & Decommissioning
DOC	U.S. Department of Commerce
DOE	U.S. Department of Energy
EU	European Union
Exchange Act	Securities Exchange Act of 1934, as amended
Exchange Agreement	Exchange Agreement entered into by the Company and Kulayba LLC, dated February 2, 2021
FAR	U.S. Government's Federal Acquisition Regulations
HALEU	High Assay Low-Enriched Uranium

HALEU Demonstration Contract	Three-year, $115 million cost-share contract with DOE signed in 2019 by Centrus' subsidiary, ACO
HALEU Operation Contract	HALEU production contract with DOE signed in 2022
IEA	International Energy Agency
IT	Information Technology
ITC	U.S. International Trade Commission
LEU	Low-Enriched Uranium; term is also used to refer to the Centrus Energy Corp. business segment which supplies commercial customers with various components of nuclear fuel
MB Group	Mr. Morris Bawabeh, Kulayba LLC and M&D Bawabeh Foundation, Inc.
Natural Uranium	Raw material needed to produce LEU and HALEU
NAV	Net asset value
NOL	Net Operating Loss
NRC	U.S. Nuclear Regulatory Commission
NRV	Net realizable value
NUBIL	Net unrealized built-in loss
Orano	Orano Cycle
Orano Supply Agreement	Long-term supply of SWU contained in LEU, signed by United States Enrichment Corporation with Orano in 2018
Order Book	LEU Segment order book of sales under contract
Power MOU	Memorandum of understanding between the DOE and USEC-Government
Price-Anderson Act	Price-Anderson Nuclear Industries Indemnity Act (Section 170 of the U.S. Atomic Energy Act of 1954, as amended)
RFP	Request for Proposal
Rosatom	Russian State Atomic Energy Corporation
RSA	1992 Russian Suspension Agreement, as amended
SARs	Stock appreciation rights
SEC	U.S. Securities & Exchange Commission
SWU	Separative work unit
Technical Solutions	The Centrus Energy Corp. business segment which offers technical, manufacturing, engineering, and operations services to public and private sector customers
TENEX	Russian government-owned entity TENEX, Joint-Stock Company
TENEX Supply Contract	Agreement with TENEX through 2028
TRISO	Tri-Structural Isotopic fuel manufacturing process
U.S. GAAP	Generally accepted accounting principles in the United States
U^{235}	Uranium-235 isotope
U^{238}	Uranium-238 isotope
U_3O_8	Uranium oxide, aka "yellowcake"
UF_6	Uranium hexafluoride
URENCO	Urenco, Limited, a consortium owned or controlled by the British and Dutch governments and two German utilities
USW	United Steelworkers Local 689-5 union
Voting Agreement Amendment	The Company's amendment to its existing Voting and Nomination Agreement with the MB Group
Voting Rights Agreement	The Company's agreement with the MB Group entered into in December 2022

Warrant	Warrant to purchase common stock of Centrus Energy Corp., held by Kulayba LLC and dated February 2, 2021
New Warrant	Amended Warrant to extend the terms of the Warrant held by Kulayba LLC
WNA	World Nuclear Association

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K of Centrus (the "Company," "we" or "us") contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements mean statements related to future events, which may impact our expected future business and financial performance, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", "will", "should", "could", "would" or "may" and other words of similar meaning. These forward-looking statements are based on information available to us as of the date of this Annual Report on Form 10-K and represent management's current views and assumptions with respect to future events and operational, economic and financial performance. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control.

The factors that could cause actual results to differ materially from the forward-looking statements made by us include those factors discussed herein, including those factors discussed in (a) Part I, Item 1A. *Risk Factors*, (b) Part II, Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations,* (c) Part II, Item 8. *Financial Statements and Supplementary Data*: Note 17, *Commitments and Contingencies*, and (d) other factors discussed in the Company's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Report. The Company does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances that may arise after the date of this Annual Report on Form 10-K unless required by law.

For Centrus, particular risks and uncertainties (hereinafter "risks") that could cause our actual future results to differ materially from those expressed in our forward-looking statements include but are not limited to the following and which are, and may be, exacerbated by any worsening of the global business and economic environment include but are not limited to the following:

Risks related to the war in Ukraine primarily include:
- risks related to the war in Ukraine and geopolitical conflicts and the imposition of sanctions or other measures by (i) the U.S. or foreign governments and institutions, (ii) organizations (including the United Nations or other international organizations), or (iii) entities (including private entities or persons), that could directly or indirectly impact our ability to obtain, deliver, transport, or sell LEU or the SWU and natural uranium hexafluoride components of LEU delivered to us under the TENEX Supply Contract or make related payments or deliveries of natural uranium hexafluoride to TENEX;
- risks related to proposed legislation to ban imports of Russian LEU into the United States or similar bills become law and the potential inability to secure a waiver or other exception from the ban in a timely manner or at all in order to allow us to continue importing Russian LEU under the TENEX Supply Contract;
- risks related to the refusal or inability of TENEX to deliver LEU to us if, among other reasons, (i) U.S. or foreign government sanctions are imposed on LEU from Russia or on TENEX, (ii) for any reason, TENEX is unable or unwilling to deliver LEU, receive payments, receive the return of natural uranium hexafluoride, or conduct other activities related to the TENEX Supply Contract; or (iii) TENEX elects, or is directed (including by its owner or the Russian government), to limit or stop transactions with us or with the United States or other countries; and
- risks related to disputes with third parties, including contractual counterparties, that could result if we are unable to receive timely deliveries of LEU under the TENEX Supply Contract.

Risks related to economic and industry factors primarily include:

- risks related to whether or when government funding or demand for HALEU for government or commercial uses will materialize and at what level;

- risks regarding funding for continuation and deployment of the American Centrifuge technology;

- risks related to (i) our ability to perform and absorb costs under the HALEU Operation Contract, (ii) our ability to obtain new contracts and funding to be able to continue operations and (iii) our ability to obtain and/or perform under other agreements;

- risks that (i) we may not obtain the full benefit of the HALEU Operation Contract and may not be able or allowed to operate the HALEU enrichment facility to produce HALEU after the completion of the HALEU Operation Contract or (ii) the HALEU enrichment facility may not be available to us as a future source of supply;

- risks related to our dependence on others, such as TENEX, under the TENEX Supply Contract, Orano under the Orano Supply Agreement and other suppliers (including, but not limited to, transporters) who provide us the goods and services we need to conduct our business;

- risks related to natural and other disasters, including the continued impact of the March 2011 earthquake and tsunami in Japan, on the nuclear industry and on our business, results of operations and prospects;

- risks related to financial difficulties experienced by customers or suppliers, including possible bankruptcies, insolvencies, or any other situation, event or occurrence that affect the ability of others to pay for our products or services in a timely manner or at all;

- risks related to pandemics, endemics, and other health crises;

- risks related to the impact and potential extended duration of a supply/demand imbalance in the market for LEU;

- risks related to our ability to sell or deliver the LEU we procure pursuant to our purchase obligations under our supply agreements and the impacts of sanctions or limitations on imports of such LEU, including those imposed under the RSA, international trade legislation and other international trade restrictions;

- risks related to existing or new trade barriers and to contract terms that limit our ability to procure LEU for, or deliver LEU to customers;

- risks related to pricing trends and demand in the uranium and enrichment markets and their impact on our profitability;

- risks related to the movement and timing of customer orders;

- risks related to the fact that we face significant competition from major LEU producers who may be less cost sensitive or are wholly or partially government-owned;

- risks that our ability to compete in foreign markets may be limited for various reasons;

- risks related to the fact that our revenue is largely dependent on our largest customers; and

- risks related to our sales Order Book, including uncertainty concerning customer actions under current contracts and in future contracting due to market conditions, global events or other factors including our lack of current production capability.

Risks related to operational factors primarily include:

- risks related to uncertainty regarding our ability to commercially deploy competitive enrichment technology;

- risks related to the potential for demobilization or termination of the HALEU Operation Contract;

- risks that we will not be able to timely complete the work that we are obligated to perform;

- risks related to the government's inability to satisfy its obligations, including supplying government furnished equipment necessary for us to produce and deliver HALEU under the HALEU Operation Contract and processing security clearance applications due to a government shutdown or other reasons;

- risks related to our ability to obtain the government's approval to extend the term of, or the scope of permitted activities under, our lease in Piketon, Ohio;

- risk related to cybersecurity incidents that may impact our business operations;

- risks related to our ability to perform fixed-price and cost-share contracts such as the HALEU Operation Contract, including the risk that costs that we must bear could be higher than expected and the risk related to complying with stringent government contractual requirements; and,

- risks related to a government shutdown that could result in program cancellations, disruptions and/or stop work orders and could limit the U.S. government's ability to make timely payments, and our ability to perform our U.S. government contracts and successfully compete for our work.

Risks related to financial factors primarily include:
- risks related to our significant long-term liabilities, including material unfunded defined benefit pension plan obligations and postretirement health and life benefit obligations;

- risks related to our 8.25% Notes maturing in February 2027;

- risks of revenue and operating results fluctuating significantly from quarter to quarter, and in some cases, year to year;

- risks related to the impact of financial market conditions on our business, liquidity, prospects, pension assets and insurance facilities;

- risks related to the Company's capital concentration;

- risks related to the value of our intangible assets related to the sales Order Book and customer relationships;

- risks related to the limited trading markets in our securities;

- risks related to decisions made by our Class B Common Stock stockholders regarding their investment in the Company, including decisions based upon factors that are unrelated to the Company's performance;

- risks that a small number of holders of our Class A Common Stock (whose interests may not be aligned with other holders of our Class A Common Stock), may exert significant influence over the direction of the Company and may be motivated by interests that are not aligned with the Company's other Class A stockholders;

- risks related to (i) the use of our NOL carryforwards and NUBILs to offset future taxable income and the use of the Rights Agreement (as defined herein) to prevent an "ownership change" as defined in Section 382 of the IRC and (ii) our ability to generate taxable income to utilize all or a portion of the NOLs prior to the expiration thereof and NUBILs; and

- risks related to failures or security breaches of our information technology systems.

Risks related to general factors primarily include:
- risks related to our ability to attract and retain key personnel;

- risks related to actions, including reviews or audits, that may be taken by the U.S. government, the Russian government, or other governments that could affect our ability to perform under our contractual obligations or the ability of our sources of supply to perform under their contractual obligations to us;

- risks related to our ability to perform and receive timely payment under our agreements with the DOE or other government agencies, including risks related to the ongoing funding by the government and potential audits;

- risks related to changes or termination of our agreements with the U.S. government or other counterparties, or the exercise of contract remedies by such counterparties;

- risks related to the competitive environment for our products and services;

- risks related to changes in the nuclear energy industry;

- risks related to the competitive bidding process associated with obtaining contracts, including government contracts;

- risks that we will be unable to obtain new business opportunities or achieve market acceptance of our products and services or that products or services provided by others will render our products or services obsolete or noncompetitive; and

- risks related to potential strategic transactions that could be difficult to implement, that could disrupt our business or that could change our business profile significantly.

Risks related to legal and compliance factors primarily include:

- risks related to the outcome of legal proceedings and other contingencies (including lawsuits and government investigations or audits);

- risks related to the impact of government regulation and policies, including by the DOE and the NRC;

- risks of accidents during the transportation, handling, or processing of toxic hazardous or radioactive material that may pose a health risk to humans or animals, cause property or environmental damage, or result in precautionary evacuations, and lead to claims against the Company;

- risks associated with claims and litigation arising from past activities at sites we currently operate or past activities at sites that we no longer operate, including the Paducah, Kentucky, and Portsmouth, Ohio, GDPs; and

- other risks discussed in this and our other filings with the SEC.

For a more detailed discussion of these risks and others that could cause actual results to differ materially from those contained in our forward-looking statements, please see (a) Part I, Item 1A, *Risk Factors*, (b) Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, (c) Part II, Item 8, *Financial Statements and Supplementary Data:* Note 17, *Commitments and Contingencies*, and (d) other factors discussed in our filings with the SEC. These factors may not constitute all factors that could cause actual results to differ from those discussed in any forward-looking statement. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results.

PART I

Item 1. *Business*

Overview

Centrus Energy Corp., a Delaware corporation, is a trusted supplier of nuclear fuel components and services for the nuclear power industry, which provides a reliable source of carbon-free energy. References to "Centrus", the "Company", "our", or "we" include Centrus Energy Corp. and its wholly-owned subsidiaries as well as the predecessor to Centrus, unless the context otherwise indicates. We were incorporated in 1998 as part of the privatization of the U.S. government's uranium enrichment enterprise.

Centrus operates two business segments: (a) LEU, which supplies various components of nuclear fuel to commercial customers from our global network of suppliers, and (b) Technical Solutions, which provides advanced engineering, design, and manufacturing services to government and private sector customers and is deploying uranium enrichment and other capabilities necessary for production of advanced nuclear fuel to power existing and next-generation reactors around the world.

Our LEU segment provides most of the Company's revenue and involves the sale of enriched uranium, the fissile component of nuclear fuel, primarily to utilities that operate commercial nuclear power plants. The majority of these sales are for the enrichment component of LEU, which is measured in SWU. Centrus also sells natural uranium hexafluoride (the raw material needed to produce LEU) and occasionally sells uranium concentrates, uranium conversion, or LEU with the natural uranium hexafluoride and SWU components combined into one sale.

LEU is a critical component in the production of nuclear fuel for reactors that produce electricity. We supply LEU and its components to both domestic and international utilities for use in nuclear reactors worldwide. We provide LEU from multiple sources, including our inventory, medium- and long-term supply contracts, and spot purchases. As a long-term supplier of LEU to our customers, our objective is to provide value through the reliability and diversity of our supply sources.

Our global Order Book includes long-term sales contracts with major utilities through 2030. We have secured cost-competitive supplies of SWU under long-term contracts through the end of this decade designed to allow us to fill our existing customer orders and make new sales. A market-related price reset provision in the TENEX Supply Contract, which is our largest supply contract, occurred in 2018 and took effect at the beginning of 2019 – when market prices for SWU were near historic lows – which has significantly lowered our cost of sales and contributed to improved margins since 2019.

Under a contract with the DOE, our Technical Solutions segment is deploying uranium enrichment and other capabilities necessary for production of advanced nuclear fuel to meet the evolving needs of the global nuclear industry and the U.S. government. We also are leveraging our unique technical expertise, operational experience, and specialized facilities to expand and diversify our business beyond uranium enrichment, offering new services to existing and new customers in complementary markets.

Our Technical Solutions segment is dedicated to the restoration of America's domestic uranium enrichment capability in order for us to play a critical role in meeting U.S. national security and energy security requirements and advancing America's nonproliferation, energy, and climate objectives. Our Technical Solutions segment also is focused on repairing broken and vulnerable supply chains, providing clean energy jobs, and supporting the communities in which we operate. Our goal is to deliver major components of the next-generation nuclear fuels that will power the future of nuclear energy as it provides reliable carbon-free power around the world.

The United States has not had domestic uranium enrichment capability suitable to meet U.S. national security requirements since the Paducah GDP shut down in 2013. DOE continues to draw down its finite stockpile of Cold War-era enriched uranium but is expected to need a new source of U.S.-origin enrichment in the future. Longstanding U.S. policy and binding nonproliferation agreements prohibit the use of foreign-origin enrichment technology for U.S. national security missions. Our AC100M centrifuge currently is the only deployment-ready U.S. uranium enrichment technology that can meet these national security requirements.

Centrus is pioneering U.S. production of HALEU, enabling the deployment of a new generation of HALEU-fueled reactors to meet the world's growing need for carbon-free power. On October 11, 2023, the Company announced that it began enrichment operations at its HALEU production facility in Piketon, Ohio under its contract with DOE. HALEU is a high-performance nuclear fuel component which will be required by a number of advanced reactor and fuel designs that are now under development for commercial and government uses. While existing reactors typically operate on LEU with the U^{235} concentration below 5%, HALEU is further enriched so that the U^{235} concentration is between 5% and 20%. The higher U^{235} concentration offers a number of potential advantages, which may include better fuel utilization, improved performance, fewer refueling outages, simpler reactor designs, reduced waste volumes, and greater nonproliferation resistance.

The lack of HALEU supply is widely viewed as a major obstacle to the successful commercialization of these new reactors. For example, in surveys of advanced reactor developers conducted by the U.S. Nuclear Industry Council in 2020 and 2021, respondents indicated that the number one issue that "keeps you up at night" was access to HALEU. As the only company with a license from the NRC actively enriching up to 20% U^{235} assay HALEU and that is operating a small scaled HALEU production facility, Centrus is uniquely positioned to fill a critical gap in the supply chain and facilitate the deployment of these promising next-generation reactors.

The war in Ukraine has contributed to a significant increase in market prices for enrichment and (along with proposed legislation to limit imports of LEU from Russia) has prompted calls for public and private investment in new, domestic uranium enrichment capacity not only for HALEU production but also for LEU production to support the existing fleet of reactors. As a result, Centrus is exploring the opportunity to deploy LEU enrichment alongside HALEU enrichment to meet a range of commercial and U.S. government requirements, which could bring operational synergies while increasing sales opportunities. Our ability to deploy LEU and/or HALEU enrichment, and the timing, sequencing, and scale of those capabilities, is subject to the availability of funding and offtake commitments.

Under the HALEU Demonstration Contract signed in 2019, Centrus constructed and installed a cascade of 16 AC100M centrifuges in Piketon, Ohio to demonstrate HALEU production. The HALEU Demonstration Contract was originally set to expire on June 1, 2022. However, the DOE extended the HALEU Demonstration Contract to November 30, 2022. The Company is currently performing closeout activities on the HALEU Demonstration Contract. Due to challenges the DOE experienced in providing withdrawal cylinders as government furnished equipment, the DOE elected to change the scope of the HALEU Demonstration Contract and moved the operational portion of the demonstration to a new, competitively awarded contract that provides for operations beyond the term of the HALEU Demonstration Contract. DOE incrementally funded the HALEU Demonstration Contract with total funding to date of $173.0 million.

On November 10, 2022, after a competitive solicitation, the DOE awarded the HALEU Operation Contract to the Company's subsidiary. Work began on December 1, 2022. The base contract value is approximately $150 million in two phases through 2024. Phase 1, which was completed in November 2023, included an approximately $30 million cost share contribution from Centrus matched by approximately $30 million from the DOE to complete construction of the cascade support systems, begin operations and produce the initial 20 kilograms of HALEU UF_6.

Phase 2 of the contract includes continued operations and maintenance and production for a full year at an annual production rate of 900 kilograms of HALEU UF$_6$. The DOE owns the HALEU produced from the demonstration cascade. In Phase 2, Centrus is being compensated on a cost-plus-incentive-fee basis, with an expected Phase 2 contract value of approximately $90 million, subject to Congressional appropriations. Concurrently, pursuant to an amendment to our lease for the Piketon facility, the DOE assumed all D&D liabilities arising out of the HALEU Operation Contract.

Under the HALEU Operation Contract, DOE is obligated to provide the 5B Cylinders necessary to collect the output of the cascade, but supply chain challenges have created difficulties for DOE in securing enough 5B Cylinders for the entire production year. To support the DOE in mitigating the risk of further delays in delivery of 5B Cylinders, the Company received technical direction and a contract modification from the DOE to procure compliant 5B Cylinders and components while the contractual obligation to furnish compliant 5B Cylinders under the HALEU Operation Contract continues to rest with the DOE. The Company is also performing additional work on infrastructure and facility repairs under separate DOE technical direction and subsequent contract modification. For further details refer to *Business - Technical Solutions - Government Contracting*.

The DOE is contemplating awarding additional contracts to ensure availability of HALEU for the ARDP and for the advanced reactor market in general, and received a $700 million congressional appropriation from the Inflation Reduction Act as a first step in establishing a domestic supply chain for HALEU. On November 28, 2023, the DOE issued an RFP focusing on deconversion of HALEU and on January 9, 2024, issued an RFP focusing on the production of HALEU. The Company expects to submit bids for both RFPs, with the goal of expanding HALEU production capability at the Piketon facility and building a deconversion facility, subject to, among other things, availability of funding and/or offtake commitments.

For further details, refer to Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Conditions and Outlook*. For a discussion of the potential risks and uncertainties facing our business, see Part I, Item 1A, *Risk Factors*.

Low Enriched Uranium

LEU consists of two components: SWU and natural uranium hexafluoride. Revenue from our LEU segment is derived primarily from:

- sales of the SWU component of LEU,
- sales of natural uranium hexafluoride, uranium concentrates, or uranium conversion, and
- sales of enriched uranium product that include both the natural uranium hexafluoride and SWU components of LEU.

Our LEU segment accounted for approximately 84% of our total revenue for the year ended December 31, 2023. The majority of our customers are domestic and international utilities that operate nuclear power plants. Our agreements with electric utilities are primarily medium-term and long-term, fixed-commitment contracts. Under these contracts, customers are obligated to purchase a specified quantity of the SWU component of LEU from us. Contracts where we sell both the SWU and natural uranium hexafluoride components of LEU to utilities or where we sell natural uranium hexafluoride to utilities and other nuclear fuel related companies are generally shorter-term, fixed-commitment contracts.

Uranium and Enrichment

Uranium is a naturally occurring element and is mined from deposits located in Kazakhstan, Canada, Australia, and several other countries, including the United States. According to the WNA, there are adequate measured resources of natural uranium to fuel nuclear power at current usage rates for about 90 years. In its natural state, uranium is principally comprised of two isotopes: U^{235} and U^{238}. The concentration of U^{235} in natural uranium is only 0.711% by weight. Uranium enrichment is the process by which the concentration of U^{235} is increased. Most commercial nuclear power reactors require LEU fuel with a U^{235} concentration greater than natural uranium of up to 5% by weight. Future reactor designs currently under development will likely require higher U^{235} concentration levels of up to 20%.

SWU is a standard unit of measurement that represents the effort required to separate natural uranium between enriched uranium, having a higher percentage of U^{235}, and depleted uranium, having a lower percentage of U^{235}. The SWU contained in LEU is calculated using an industry standard formula based on the physics of enrichment. The amount of enrichment deemed to be contained in LEU under this formula is commonly referred to as its SWU component and the quantity of natural uranium hexafluoride deemed to be contained in LEU under this formula is referred to as its uranium or "feed" component.

While in some cases customers purchase both the SWU and uranium components of LEU from us, utility customers typically provide the natural uranium hexafluoride to us as part of their enrichment contracts and in exchange we deliver LEU to these customers and charge for the SWU component. Title to natural uranium hexafluoride provided by customers generally remains with the customer until Centrus delivers the LEU, at which time title to the LEU is transferred to the customer, and Centrus takes title to the natural uranium hexafluoride.

The following outlines the steps for converting natural uranium into LEU fuel, commonly known as the nuclear fuel cycle:

Mining and Milling. Natural, or unenriched, uranium is removed from the earth in the form of ore and then crushed and concentrated.

Conversion. U_3O_8 is combined with fluorine gas to produce UF_6, a solid at room temperature and a gas when heated. UF_6 is shipped to an enrichment plant.

Enrichment. UF_6 is enriched in a process that increases the concentration of the U^{235} isotope in the UF_6 from its natural state of 0.711% up to 5%, or LEU, which is usable as a fuel for current light water commercial nuclear power reactors. Future commercial reactor designs may use uranium enriched up to 20% U^{235}, or HALEU.

Fuel Fabrication. LEU is then converted to uranium oxide and formed into small ceramic pellets by fabricators. The pellets are loaded into metal tubes that form fuel assemblies, which are shipped to nuclear power plants. As the advanced reactor market develops, HALEU may be converted to uranium oxide, metal, chloride or fluoride salts, or other forms and loaded into a variety of fuel assembly types optimized for the specific reactor design.

Nuclear Power Plant. The fuel assemblies are loaded into nuclear reactors to create energy from a controlled chain reaction. Nuclear power plants generate approximately 18% of U.S. electricity and 10% of the world's electricity.

Used Fuel Storage. After the nuclear fuel has been in a reactor for several years its efficiency is reduced and the assembly is removed from the reactor's core. The used fuel is warm and radioactive and is kept in a deep pool of water for several years. Many utilities have elected to then move the used fuel into steel or concrete and steel casks for interim storage.

LEU Segment Order Book

Our Order Book extends to 2030. As of December 31, 2023, and December 31, 2022, our Order Book was approximately $1.0 billion. The Order Book is the estimated aggregate dollar amount of revenue for future SWU and uranium deliveries, and includes approximately $0.3 billion of deferred revenue and advances from customers as of December 31, 2023, whereby customers have made advance payments to be applied against future deliveries. No orders in our Order Book are considered at risk related to customer operations. This Order Book is for the LEU segment only; it does not include the HALEU Operation Contract or other work in our Technical Solutions segment.

Most of our customer contracts provide for fixed purchases of SWU during a given year. Our Order Book estimate is based partially on customers' estimates of the timing and size of their fuel requirements and other assumptions that are subject to change. For example, depending on the terms of specific contracts, the customer may be able to increase or decrease the quantity delivered within an agreed range. Our Order Book estimate is also based on our estimates of selling prices, which may be subject to change. For example, depending on the terms of specific contracts, prices may be adjusted based on escalation using a general inflation index, published SWU price indicators prevailing at the time of delivery, and other factors, all of which are variable. We use external composite forecasts of future market prices and inflation rates in our pricing estimates. Refer to Part I, Item 1A, *Risk Factors*, for a discussion of risks related to our Order Book.

Suppliers

We have a diverse base of supply that includes:

- existing inventory of LEU (Refer to Part II, Item 8, *Financial Statements and Supplemental Data:* Note 4*, Inventories*, in the Consolidated Financial Statements in Part IV of this Annual Report);
- long-term contracts with enrichment producers;
- purchases and loans from secondary sources, including fabricators and utility operators of nuclear power plants that have excess inventory; and
- spot purchases of SWU, uranium, and LEU.

We aim to continue to further diversify this base of supply and take advantage of opportunities to obtain additional short and long-term supplies of LEU. Currently, our largest suppliers of SWU is TENEX followed by the French government-owned company, Orano.

Under the TENEX Supply Contract, we purchase SWU contained in LEU, and we deliver natural uranium hexafluoride to TENEX for the LEU's uranium component. The TENEX Supply Contract extends through 2028. We typically pay for the SWU contained in the LEU and supply natural uranium to TENEX for the natural uranium component. SWU pricing is determined by a formula using a combination of market-related price points and other factors. The LEU that we obtain from TENEX under the TENEX Supply Contract currently is subject to quotas and other restrictions under the RSA between the United States and the Russian Federation which governs exports of Russian uranium products to the United States. Currently, these quotas allow us to supply Russian LEU to our U.S. customers through 2028. The terms of the RSA, as extended, were adopted into law by the U.S. Congress in the Consolidated Appropriations Act, 2021. Refer to Item 1A, *Risk Factors - Operational Risks* for further discussion.

Centrus will need to make additional sales to place all the Russian LEU required to meet our SWU purchase obligations to TENEX. Although the RSA quotas cover most of the LEU that we must order to fulfill our purchase obligations under the TENEX Supply Contract, we expect that a small portion of the Russian LEU that we order during the term of the TENEX Supply Contract will need to be delivered to customers that will use it in non-U.S. reactors.

The war in Ukraine has escalated tensions between Russia and the international community. As a result, the United States and other countries have imposed, and may continue imposing, additional sanctions and export controls against certain Russian products, services, organizations and/or individuals. In December 2023, for example, the U.S. House of Representatives passed H.R. 1042, the "Prohibiting Russian Uranium Imports Act", that, if enacted into law, would ban imports of LEU from Russia beginning ninety (90) days after the date of enactment. The Secretary of Energy could waive this ban for imports prior to January 1, 2028 where there is no alternative viable source of LEU to sustain the continued operation of a nuclear reactor or a U.S. nuclear energy company or where the imports are in the national interest. The prospects for H.R. 1042, which still needs Senate approval and Presidential signature, to become law remain uncertain. Similar legislation was adopted by the Senate Committee on Energy and Natural Resources in July 2023 and the White House endorsed the idea of a long-term ban on imports of enriched uranium in an October 2023 fact sheet on funding priorities. To date, however, other than the quotas and provisions of the RSA and the law implementing the RSA, there are no U.S. sanctions on imports of LEU into the United States.

Sanctions imposed by other countries to date also do not preclude the import of Russian uranium products into the United States. However, it is possible that additional restrictions could be added that would affect our ability to purchase and re-sell Russian uranium enrichment, or implement the TENEX Supply Contract, which could have a negative material impact on our business. Further, sanctions by the United States, Russia or other countries may impact our ability and cost to transport, export, import, take delivery, or make payments related to the LEU we purchase. For example, due to restrictions imposed by Canada on the ability of Canadian persons and entities to provide ocean transportation services to Russia, a permit is required for our shipper, a Canadian company, to transport the LEU that we procure under the TENEX Supply Contract to the United States. A Canadian permit issued to our shipper was recently extended to early July 2024, but for so long as the Canadian sanctions remain in place, the shipper will require further extensions of the permit for us to continue to use the shipper beyond July 2024.

Any proposal for a U.S. ban on LEU imports represents a significant risk to our business because the TENEX Supply Contract is the major source of supply that the Company relies upon today to meet its delivery obligations and to earn the revenues needed to fund our advanced technology work. Through 2027, well over one-half of the LEU that we expect to deliver to customers is anticipated to come from material supplied to us under the TENEX Supply Contract. While we have other sources, they are not sufficient to replace the TENEX supply. Refer to Item 1A, *Risk Factors- Economic and Industry Risks - Dependence on our largest customers or suppliers could adversely affect us.*

In addition to limitations targeted specifically at imports of LEU, the expanding sanctions imposed by the United States and foreign governments on the mechanisms used to make payments to Russia and to obtain services, including transportation have increased the risk that implementation of the TENEX Supply Contract may be disrupted in the future.

Given all of the foregoing, we continue to monitor the situation closely and assess the potential impact of any new sanctions and how the impact on the Company might be mitigated. Refer to Part I, Item 1A, *Risk Factors - Operational Risks and - War in Ukraine Risks*, for further discussion.

We also have an agreement with Orano for the long-term supply of SWU contained in LEU, with deliveries that commenced in 2023. Under the Orano Supply Agreement, we purchase SWU contained in LEU received from Orano, and then deliver natural uranium to Orano for the natural uranium feed component of LEU. We recently exercised our option to extend the six-year purchase period for an additional two years, electing to take the additional supply in 2029 and 2030. The Orano Supply Agreement provides flexibility to adjust purchase volumes, subject to annual minimums and maximums, in fixed amounts that vary year by year. The pricing for the purchased SWU is determined by a formula that uses a combination of market-related price points and other factors, and is subject to certain floors and ceilings. Prices are payable in a combination of U.S. dollars and euros.

We procure LEU from other sources under short-term and long-term contracts and have inventories available that diversify our supply portfolio and provide flexibility to help us meet the needs of our customers. We also have agreements to borrow SWU that we can use to optimize our purchases and deliveries over time.

Market prices for SWU fell substantially in the aftermath of the nuclear incident at Fukushima, Japan in 2011, bottoming out in 2018. Since 2018, SWU prices have steadily increased and, following the Russian invasion of Ukraine, have increased to levels consistent with those prior to the 2011 Fukushima incident.

Centrus' purchase prices under the TENEX Supply Contract were adjusted to reflect lower market prices based on a one-time market related price reset. The price reset occurred in 2018, reducing the cost for our purchases from 2019 through 2028. Similarly, Centrus' SWU purchases under our long-term contract with Orano reflect the lower market prices that prevailed in 2018, when Centrus signed the long-term contract with Orano.

Technical Solutions

Our Technical Solutions segment reflects our technical, manufacturing, engineering, and operations services offered to public and private sector customers, including the American Centrifuge engineering, procurement, construction, manufacturing, and operations services being performed under the HALEU Operation Contract. Subject to the availability of sufficient funding and offtake commitments, our goal is to expand our uranium enrichment capacity to meet the full range of U.S. government and commercial requirements for enriched uranium. With our government and private sector customers, we seek to leverage our domestic enrichment experience, as well as our engineering know-how and precision manufacturing facility to assist customers with a range of engineering, design and advanced manufacturing projects, including the production of fuel for next-generation nuclear reactors and the development of related facilities. We continue to invest in advanced technology because of the potential for future growth into new areas of business for the Company, while also preserving our unique workforce at our Technology and Manufacturing Center in Oak Ridge, Tennessee, and our production facility near Piketon, Ohio. Refer to Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Government Contracting

On October 31, 2019, we signed the cost-share HALEU Demonstration Contract with the DOE to deploy a cascade of centrifuges to demonstrate production of HALEU for advanced reactors. The three-year program commenced on May 31, 2019, when the Company and the DOE signed an interim HALEU letter agreement that allowed work to begin while the full contract was being finalized. We have significantly invested in advanced technology because of the potential for future growth into new areas of business for the Company, while also preserving our unique workforce at our technology and manufacturing center in Oak Ridge, Tennessee, and our production facility near Piketon, Ohio. The Company entered into this cost-share contract with the DOE as a critical first step on the road back to the commercial production of enriched uranium, which the Company had terminated in 2013 with the closure of the Paducah GDP. Under the 2019 HALEU Demonstration Contract, the Company constructed and installed 16 centrifuges for eventual site operations and HALEU production. Additionally, the Company designed, procured, and installed most of the necessary support systems. Centrus currently is the only company with an NRC license to enrich uranium up to the 20% U-235 concentration that is contained in HALEU and is the only company known to us to produce HALEU outside of Russia.

Under the HALEU Demonstration Contract, the DOE agreed to reimburse the Company for 80% of its costs incurred in performing the contract. The DOE modified the contract several times to increase the total contract funding to $173.0 million. The HALEU Demonstration Contract's period of performance ended in November 2022. Costs under the HALEU Demonstration Contract included program costs, including direct labor and materials and associated indirect costs that are classified as *Cost of Sales*, and an allocation of corporate costs supporting the program that are classified as *Selling, General and Administrative Expenses*. Services provided under the contract included constructing and installing centrifuge machines and related infrastructure, and training and qualifying the workforce for operation of the facility. When estimates of total costs for such an integrated, construction-type contract exceed estimates of total revenue to be earned, a provision for the remaining loss on the contract is recorded to *Cost of Sales* in the period the loss is determined. Our corporate costs supporting the program are recognized as expense, as incurred over the duration of the contract term. The previously accrued loss on the HALEU Demonstration Contract was realized over the contract term.

During the HALEU Demonstration Contract, the DOE experienced a supply chain delay in obtaining HALEU 5B Cylinders. Since it was not possible to begin HALEU production without the 5B Cylinders, it was not possible to complete the operational portion of the HALEU Demonstration Contract before the expiration date of the contract. As a result, the DOE elected to change the scope of the HALEU Demonstration Contract and move the operational portion of the demonstration to a new, competitively-awarded, contract that provides for operations beyond the term of the HALEU Demonstration Contract. Under the HALEU Demonstration Contract, Centrus completed construction of a cascade of 16 AC100M centrifuges in Piketon, Ohio, for the DOE to demonstrate HALEU production. The HALEU Demonstration Contract was originally set to expire on June 1, 2022. However, the DOE extended the HALEU Demonstration Contract to November 30, 2022. The Company is currently performing closeout activities on the HALEU Demonstration Contract.

As discussed above, the Company began work on the HALEU Operation Contract on December 1, 2022. On November 7, 2023, the Company announced that it made its first delivery of HALEU to the DOE, completing Phase 1 by successfully demonstrating its HALEU production process. The portion of the Company's anticipated cost share under Phase 1 of the HALEU Operation Contract representing the Company's share of projected program costs was recognized in *Cost of Sales* as an accrued loss in the fourth quarter ended December 31, 2022, and was adjusted over the Phase 1 contract term based on actual results and remaining program cost projections.

During November 2023, the Company transitioned to Phase 2 of the HALEU Operation Contract. The DOE will own the HALEU produced from the demonstration cascade and Centrus will be compensated on a cost-plus-incentive-fee basis, with an expected Phase 2 contract value of approximately $90 million, subject to Congressional appropriations. The HALEU Operation Contract also gives DOE options to pay for up to nine additional years of production from the cascade beyond the base contract; those options are at the DOE's sole discretion and subject to the availability of Congressional appropriations. The Company has filed a license amendment to increase its possession limit above 900 kilograms of HALEU UF_6 and expects to receive NRC approval prior to reaching its current possession limit.

Under the HALEU Operation Contract, the DOE is contractually required to provide the 5B Cylinders necessary to collect the output of the cascade, but supply chain challenges have created difficulties for the DOE in securing enough 5B Cylinders for the entire production year. Centrus' delivery of the 900 kilograms was conditioned on the DOE's ability to provide the 5B Cylinders on a timeline that allowed for continuous production throughout Phase 2 of the contract. During periods where 5B Cylinders are insufficient, the Company will not be able to produce HALEU, but will be able to continue operations of the cascade and perform preventive maintenance and regulatory compliance type activities. Centrus anticipates that the delays in obtaining 5B Cylinders will be temporary, but no longer expects to achieve delivery of the 900 kilograms of HALEU UF_6 anticipated for Phase 2 of the contract which extends to November 2024. The target fee for Phase 2 of the contract had been estimated to be $7.5 million based on the estimated costs for the contract and is subject to a contract minimum fee of $6.9 million.

To support the DOE in mitigating the risk of further delays in delivery of 5B Cylinders, the Company received technical direction and a contract modification from the DOE to procure compliant 5B Cylinders and components, while the contractual obligation to furnish compliant 5B Cylinders under the HALEU Operation Contract continues to rest with the DOE. The Company also is performing additional work on infrastructure and facility repairs under the DOE's technical direction. On September 28, 2023, the DOE modified the HALEU Operation Contract to incorporate additional scope, which are not subject to cost-share, for infrastructure and facility repairs, and costs associated with 5B Cylinder refurbishment, for an estimated additional contract value of $5.8 million. On October 19, 2023, the DOE provided additional funding of $5.5 million for the additional scope under the HALEU Operation Contract.

Centrus believes it is well positioned to compete for any follow-on contract(s) to expand HALEU production capability at the Piketon site. As discussed above, on November 28, 2023, the DOE issued an RFP focusing on deconversion of HALEU and on January 9, 2024, issued an RFP focusing on the production of HALEU. The Company expects to submit bids on both RFPs.

For further details, refer to Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Conditions and Outlook.*

Commercial Contracting

In 2021, Centrus entered into a task order type services agreement with X-energy to provide services for detailed design of the TRISO fuel fabrication facility and various support services for establishing their TRISO Research and Development Center. X-energy is funded under the current DOE cooperative agreement titled ARDP. Centrus performed services pursuant to specific task orders, the last of which ended in March 2023. The services agreement expires on December 31, 2027, unless earlier terminated at the discretion of X-energy, but there are no active task orders pending.

Competition and Foreign Trade

It is estimated that the enrichment industry market for commercial nuclear reactors powered by LEU is currently about 50 million SWU per year. Our global market share of enrichment for the LEU market is less than 5%. Global LEU suppliers in our highly competitive industry compete on the basis of price and reliability of supply. The four largest LEU suppliers comprise over 95% of market share combined are as follows:

- Rosatom, a Russian government entity, which sells LEU through its wholly-owned subsidiary TENEX;
- Urenco, a consortium of companies owned or controlled by the British and Dutch governments and two German utilities;
- CNEIC, a company owned by the Chinese government; and
- Orano, a company largely owned by the French government, and formerly part of the French government.

According to the WNA, as of 2022, the production capacity for the major LEU suppliers is as follows:

- Rosatom/TENEX was approximately 27 million SWU per year. Imports of LEU and other uranium products produced in the Russian Federation are subject to restrictions as described below under — *Russian Suspension Agreement*;
- Urenco has reported installed capacity at its European and U.S. enrichment facilities of approximately 18 million SWU per year;
- CNEIC has emerged as a significant producer primarily focused on supplying domestic requirements in China. CNEIC's commercial SWU production capacity was approximately 9 million SWU per year; and
- Orano's gas centrifuge enrichment plant in France began commercial operations in 2011 and the plant has SWU production capacity of approximately 8 million SWU per year.

All of our current competitors are owned or controlled, in whole or in part, by foreign governments, and operate enrichment technologies developed with the financial support of foreign governments. These competitors may make business decisions in both domestic and international markets that are influenced by political or economic policy considerations rather than exclusively by commercial considerations.

LEU also may be produced by down-blending government stockpiles of highly-enriched uranium. Governments control the timing and availability of highly-enriched uranium released for this purpose, and the release of this material to the market could impact market conditions. Any additional LEU released into the market from down-blended highly-enriched uranium could exert downward pressure on prices for LEU. However, without Russian supply, the global market would be undersupplied for uranium enrichment.

Our LEU supply to foreign customers is exported under the terms of international agreements governing nuclear cooperation between the United States and the government of the country of destination or other entities, such as the EU or the International Atomic Energy Agency. The LEU supplied to us is subject to the terms of cooperation agreements between the country in which the material is produced and the country of destination or other entities.

Russian Suspension Agreement

Imports into the United States of LEU and other uranium products produced in the Russian Federation, including LEU imported by Centrus under the TENEX Supply Contract, are subject, through December 31, 2040, to quotas imposed under U.S. legislation enacted into law in September 2008 and December 2020, and under the RSA, as amended in 2008 and 2020. These quotas limit the amount of Russian LEU that can be imported into the United States for U.S. consumption[1].

The RSA is a trade agreement between the DOC and Rosatom originally signed in 1992 that suspended an anti-dumping duty investigation of Russian uranium and imposed quantitative limits on exports of Russian uranium products, including LEU, to the United States. Under an amendment signed on October 5, 2020, the RSA's limits on shipments of Russian uranium product to the United States were extended through at least 2040. Additionally, under legislation passed by the U.S. Congress shortly after the amendment was signed, the material terms of the extended RSA were enacted into law.

Under this law and the RSA, imports of Russian uranium products peak in 2023 at 24% of the forecasted U.S. demand for enrichment and then begin to decline, reaching 15% by 2028. Despite the fact that overall limits will ramp down, the RSA, as amended in 2020, explicitly sets aside sufficient quota in 2021 through 2028 for Centrus. The RSA and the legislation provide for a revision of the quotas in 2023, 2029, and 2035 to take account of SWU demand forecasts that will be published by the WNA in the future. Accordingly, in November 2023, the DOC calculated a small increase in the quota through 2024. The adjustment does not affect the quota allocated to Centrus. Any quota adjustment or other change to the RSA that reduces our quota allocations could affect our ability to implement the TENEX Supply Contract through sales to customers who take delivery in the United States, which is our most significant market. The 2023 adjustment, however, did not affect us.

The actual size of the annual quotas allocated to Centrus for the TENEX Supply Contract are confidential, but a public version of the quotas shows that they represent a significant portion of the total quotas provided under the RSA in 2021 through 2028. The quotas provided for the TENEX Supply Contract are expected to be adequate to support the Company's long-term strategic goals and to permit enriched uranium procured from TENEX during the remaining term of the TENEX Supply Contract to be imported to supply U.S. utilities, thereby securing a key part of the Company's supply base for the benefit of its customers and providing the revenues needed by the Company to support its work on HALEU and other advanced technology projects in the United States.

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[1] The term "quota" is used herein for simplicity. The amounts of Russian uranium products that can be shipped to the United States are referred to as export limits in the RSA and import limits in the legislation, but from a practical perspective the terms have identical effect.

There are proposals in Congress to impose a ban on imports of Russian LEU, including a bill that was approved by the House of Representatives in December 2023 that awaits consideration by the Senate. A Senate committee also has approved a bill containing similar provisions for a ban. If either of these bills are enacted into law, we would have ninety (90) days to seek a waiver of the ban from the Secretary of Energy. A waiver could only be granted for imports prior to 2028. Even if a waiver is granted, our imports would still be subject to the quotas allocated to Centrus for the TENEX Supply Contract. On the other hand, if a waiver is not granted, we could not import the LEU covered by our request, even if the imports would otherwise be permitted by our quota under the RSA and the related law implementing the RSA. For additional information please refer to Part I, Item 1A - *Risk Factors - War in Ukraine* for additional detail on alternative LEU suppliers.

Beginning in September 2022, the DOC and the ITC, respectively, initiated two "sunset" reviews that will determine if the RSA should be maintained. These "sunset" reviews are required to be conducted every five years. This was the fifth round of "sunset" reviews of the RSA. The last round of reviews in 2016-17 concluded that termination of the RSA would lead to the continuation or recurrence of dumping of French LEU (a determination made by the DOC), and to the continuation or recurrence of material injury to the U.S. uranium industry (a determination made by the ITC), which resulted in the RSA being maintained. Even if the RSA were terminated as a result of the "sunset" reviews, the quotas under the 2020 legislation would remain in place. In April 2023, the DOC published a notice that this round of reviews concluded with determinations to keep the RSA in effect.

For further details, refer to Part I, Item 1A, *Risk Factors - Restrictions on imports or sales of SWU or uranium that we buy from our Russian supplier and our other sources of supply could adversely affect profitability and the viability of our business.*

Ukraine War

The war in Ukraine has escalated tensions between Russia and the international community. As a result, the United States and other countries have imposed, and may continue imposing, additional sanctions and export controls against certain Russian products, services, organizations and/or individuals. While sanctions imposed to date do not preclude the import of Russian uranium products into the United States, it is possible that additional restrictions could be added in the future that would affect our ability to purchase and re-sell Russian uranium enrichment, or implement the TENEX Supply Contract, which could have a negative material impact on our business. Further, sanctions by the United States, Russia or other countries may impact our ability and cost to transport, export, import, take delivery, or make payments related to the LEU we purchase. For example, due to restrictions imposed by Canada on the ability of Canadian persons and entities to provide ocean transportation services to Russia, a permit is required for our shipper, a Canadian company, to transport the LEU that we procure under the TENEX Supply Contract to the United States. The Government of Canada extended our shipper's permit to early July 2024, but for so long as the Canadian sanctions remain in place, the shipper will require further extensions of the permit for us to continue to use the shipper beyond July 2024.

In response to the war in Ukraine, there have been proposals in the U.S. Congress and elsewhere to ban imports of uranium products that could cut off or reduce our ability to import LEU in one or more years under the TENEX Supply Contract. None of these proposals have been adopted as of the date of this filing, but one bill to impose a ban was approved by the U.S. House of Representatives in December 2023 and awaits consideration in the Senate. Further, in an October 2023 fact sheet published on the need for the U.S. Congress to provide additional funding for domestic initiatives, including $2.2 billion for U.S. enrichment capacity, the White House stated that a long-term ban on enriched uranium imports from the Russian Federation into the United States is needed for this funding to be successful.

None of the proposals for a U.S. ban on imports of Russian LEU have been adopted. However, if any of these proposals were enacted, the ban on imports would represent a significant risk to our business because the TENEX Supply Contract is the major source of supply that the Company relies upon today to meet its delivery obligations and to earn the revenues needed to fund our operations, including our advanced technology work. To mitigate this harm, we would apply for waivers from the Secretary of Energy to allow us to continue supplying our customers. To the extent waivers are not granted and other supplies cannot be found, we would work with our counterparties to adjust delivery schedules and volumes or rely upon contractual rights and remedies, including, but not limited to, force majeure. Absent waivers that allow us to continue to implement our existing plans for deliveries and sales in 2024-2027, sanctions on imports of LEU from Russia could result in a reduction in the amount of material we can deliver to customers, with a corresponding loss of revenues that could pose a risk of significant harm to our business and financial condition.

In addition, the expanding sanctions imposed by the United States and foreign governments on the mechanisms used to make payments to Russia and to obtain services, including transportation, have increased the risk that implementation of the TENEX Supply Contract may be disrupted in the future.

Given all of the foregoing, we continue to monitor the situation closely and assess the potential impact of any new sanctions and how the impact on the Company might be mitigated. For further details, refer to Part I, Item 1A, *Risk Factors - The current war in Ukraine and related international sanctions and restrictions on trade could have a material adverse impact on our business, results of operations, and financial condition.*

Other Actions Adversely Affecting International Trade

In 2018, in connection with the withdrawal by the United States from a 2015 multilateral agreement known as the Joint Comprehensive Plan of Action, the U.S. government re-imposed sanctions on the AEOI and a number of its subsidiaries. Waivers were granted to allow non-Iranian entities to continue to work on certain programs that, among other things, allowed affiliates of Rosatom to continue work on nuclear projects in Iran. These waivers have expired or been terminated and, as a result, the U.S. government could decide to impose sanctions on Russian entities that may be involved in nuclear work in Iran, including Rosatom or its subsidiaries. These sanctions could affect companies owned by Rosatom, including TENEX, even if they are not doing work in Iran. To date, no sanctions have been imposed or announced on TENEX or any other Rosatom subsidiary involved in the TENEX Supply Contract, with respect to the work of Rosatom or its subsidiaries in Iran.

DOE Facilities

We produced LEU through 2001 at the former Portsmouth GDP in Piketon, Ohio and through 2013 at the former Paducah GDP in Paducah, Kentucky, both of which facilities we had leased from the DOE. The Portsmouth GDP and Paducah GDP were operated by agencies of the U.S. government for more than 40 years prior to the creation of the Company through privatization of the government enterprise in 1998. As a result of such operation, there are contamination and other potential environmental liabilities associated with the U.S. government's prior operation of the plants. The USEC Privatization Act and the terms of our leases of the plants provide that DOE remains responsible for the D&D of the gaseous diffusion plants. Further, the DOE continued operations as well as cleanup activities, both during and subsequent, to our operations at the facilities.

We lease facilities and related personal property near Piketon from the DOE. In connection with a letter agreement that preceded the HALEU Demonstration Contract, the DOE and Centrus amended the lease agreement, which was scheduled to expire by its terms on June 30, 2019. The lease was extended until May 31, 2022. In September 2021, the Company and the DOE renewed and extended the lease until December 31, 2025. On November 30, 2022 the lease was further amended to ensure all D&D liabilities created under the HALEU Operation Contract reside with the DOE. As was the case with the HALEU Demonstration Contract, any facilities or equipment constructed or installed will be owned by the DOE and may be returned to the DOE in an "as is" condition at the end of the lease term. The DOE will be responsible for the D&D of any returned facilities or equipment. If we determine the equipment and facilities may benefit Centrus after completion of the HALEU program, we can extend the facility lease and ownership of the equipment will be transferred to us, subject to mutual agreement regarding D&D and other issues.

Human Capital Management

Our employees in Maryland, Ohio, and Tennessee are dedicated to our corporate philosophy based in honesty, trust, and the highest levels of integrity, safety and security. Every day these values drive how we operate our business; govern how we interact with each other and our customers, partners, and suppliers; guide the way that we treat our workforce; and determine how we connect with our communities. Our commitment to ethical business practices is outlined in our COBC. Each employee is required to acknowledge receipt, understanding of, and compliance with our standards.

Due to the highly specialized nature of our business we need to hire and train skilled and qualified personnel to design, build, and operate our state-of-the-art equipment, and to perform a broad range of services to support our country and our customers. Our work requires that we attract people who are dedicated to consistently performing quality work and, for many of our positions, are able to obtain a security clearance. We recognize that our success as a company depends on our ability to attract, develop, and retain such a workforce. We are dedicated to promoting the health, welfare, and safety of our employees. Part of our responsibility includes treating all employees with dignity and respect and providing them with fair, market-based, competitive, and equitable compensation. We recognize and reward the performance of our employees in line with our pay-for-performance philosophy and provide a comprehensive suite of benefit options that are designed to enable our employees and their dependents to live healthy and productive lives.

Safety in our workplaces is paramount. We take measures to prevent workplace hazards, encourage safe behaviors, and enforce a culture of continuous improvement to ensure our processes help eliminate incidents and injuries and comply with governing health and safety laws.

We are committed to promoting diversity of thought, experience, perspectives, backgrounds, and capabilities to drive innovation and to strengthen the solutions we deliver to our customers because we believe this diversity leads to better outcomes. We proudly support a culture of inclusion and encourage a work environment that respects diverse opinions, values individual skills, and celebrates the unique experiences our employees possess. To ensure a diverse group of candidates is considered for each opening, we enlist the services of a Human Resource Consulting firm that provides services and products related to Affirmative Action Plans and equal employment opportunity as required by the U.S. Office of Federal Contract Compliance Programs.

Our values motivate us to promote strong workplace practices with opportunities for development and training. Our training and development efforts focus on ensuring that the workforce is appropriately trained on critical job skills as well as leadership attributes that are consistent with our philosophy.

A summary of our employees by location is as follows:

Location	No. of Employees at December 31,	
	2023	**2022**
Piketon, OH	130	122
Oak Ridge, TN	110	104
Bethesda, MD	52	49
Total Employees	292	275

On October 1, 2022, the collective bargaining agreement for the employees represented by the United Steelworkers Local 689-5 union expired. There has been no interruption of work as Centrus and the United Steelworkers Local 689-5 union continue to meet to reach accord on a new collective bargaining agreement for the represented employees at the advanced technology facility in Piketon, Ohio.

Information about our Executive Officers

Executive officers are elected by and serve at the discretion of the Board of Directors. The Executive officers as of February 9, 2024, are as follows:

Name	Age	Position
Amir V. Vexler	51	President and Chief Executive Officer (effective January 1, 2024)
Kevin J. Harrill	47	Senior Vice President, Chief Financial Officer, and Treasurer
Shahram Ghasemian	57	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Larry B. Cutlip	64	Senior Vice President, Field Operations
John M.A. Donelson	59	Senior Vice President and Chief Marketing Officer

Amir V. Vexler joined Centrus on December 4, 2023, as a Special Advisor to the Board. On January 1, 2024, Mr. Vexler assumed the role of President and Chief Executive Officer. Mr. Vexler has extensive experience in the nuclear fuel industry and a strong background in manufacturing, engineering services, commercial operations, and business development. Prior to joining the Company, he served as President and Chief Executive Officer of Orano USA, overseeing sales of nuclear fuel, decommissioning services, used nuclear fuel management, and medical isotopes as well as engineering and technology services for the federal government. Previously, Mr. Vexler spent 20 years at General Electric Company, where he served in a number of leadership positions, including Chief Executive Officer, Chairman of the Board, and Chief Operating Officer of Global Nuclear Fuel, a joint venture of General Electric Company and Hitachi.

Kevin J. Harrill has been Senior Vice President, Chief Financial Officer, and Treasurer since August 2023 and was Corporate Controller and Chief Accounting Officer from November 2021 to July 2023. He is responsible for all aspects of Centrus' financial function, including accounting, tax, internal audit, corporate treasury, information technology, procurement, and corporate finance. Prior to joining Centrus, Mr. Harrill held positions of increasing responsibility at Blackboard, Inc., from 2015 to 2021, including Vice President, Chief Accounting Officer and Controller. Mr. Harrill has over 25 years of experience building and leading finance teams across various industries including aerospace and defense, information technology, financial and professional services, and Software as a Service (SaaS). Mr. Harrill has also held senior accounting and finance roles across Fortune 500 companies, including Computer Sciences Corporation, Harris Corporation, and Science Applications International Corporation. Mr. Harrill holds a Master of Arts in National Security Studies, as well as a Bachelor of Sciences in Business Administration with Finance and Accounting degrees from Georgetown University and holds an active Certified Public Accountant (CPA) license in the State of Virginia.

Shahram Ghasemian has been Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since August 2023. He rejoined the Company in April 2020 as Senior Assistant General Counsel and Director of Legal Affairs and was later appointed also as Director, Corporate Compliance in August 2022. Prior to rejoining the Company, Mr. Ghasemian served in various senior positions within the federal government, including the NRC, the DOE and on Capitol Hill since 2006. Mr. Ghasemian previously worked for Centrus' predecessor for nearly a decade, including serving as Chief Counsel at the Paducah GDP in Kentucky.

Larry B. Cutlip has been Senior Vice President, Field Operations since January 2018, was Vice President, Field Operations from May 2016 through December 2017, was Deputy Director of the American Centrifuge Project from January 2015 to May 2016, was Director, Centrifuge Manufacturing from April 2008 to December 2014, was Director, Program Management and Strategic Planning from December 2005 to April 2008, was Manager, Engineering from May 1999 to December 2005, and held positions in operations management and engineering at the Company and its predecessors since 1981.

John M.A. Donelson has been Senior Vice President and Chief Marketing Officer since October 2019 and was Vice President, Sales and Chief Marketing Officer from January 2018 through October 2019. Mr. Donelson was Vice President, Marketing, Sales and Power from April 2011 through December 2017, Vice President, Marketing and Sales from December 2005 to April 2011, Director, North American and European Sales from June 2004 to December 2005, Director, North American Sales from August 2000 to June 2004, and Senior Sales Executive from July 1999 to August 2000. Mr. Donelson previously worked for Duke Energy and Newport News Shipbuilding.

Available Information

Our website is www.centrusenergy.com. We make available on our website, or upon request, without charge, access to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with, or furnished to, the SEC, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information about SEC registrants, including Centrus. From time to time, we also provide additional information regarding the Company and its activities on the "Investor Relations" section of our website, which we encourage investors to review. The information contained or incorporated on our website is not part of this document. We also provide news and information about the Company via our social media channels, including LinkedIn (https://linkedin.com/company/centrusenergy) and X, formerly known as Twitter (http://x.com/centrus_energy).

Our COBC provides a brief summary of the standards of conduct that are at the foundation of our business operations. The COBC states that we conduct our business in strict compliance with all applicable laws. Each employee must read the COBC and sign a form stating that he or she has read, understands and agrees to comply with the COBC. A copy of the COBC is available on our website or upon request without charge. We will disclose on the website any amendments to, or waivers from, the COBC that are required to be publicly disclosed.

We also make available on our website or upon request, free of charge, our Board of Directors Governance Guidelines and our Board committee charters.

Item 1A. *Risk Factors*

The following discussion sets forth the material risk factors that could affect our financial condition and operations. Such risks, which could negatively affect our Consolidated Financial Statements, fall primarily under the categories listed below. Readers should not consider any descriptions to be a complete set of all potential risks that could affect us.

Risks related to the war in Ukraine factors primarily include:

- the current war in Ukraine and related international sanctions and restrictions.

- the possible imposition of a ban on imports of Russian LEU into the United States or other countries, as a response to Russia's invasion; and

- financial losses we incur in connection with (i) efforts to mitigate the impact of government sanctions imposed in response to the invasion of Ukraine and/or (ii) disputes with our counterparties arising from such sanctions or mitigation efforts.

Risks related to economic and industry factors primarily include:

- the financial difficulties experienced by, and operating conditions of, our customers and suppliers;

- epidemics and other health related issues, including, but not limited to the COVID-19 pandemic; and

- price volatility associated with the procurement of SWU and uranium.

Risks related to operational factors primarily include:

- restrictions on imports or sales of SWU or uranium that we buy from our Russian supplier and our other sources of supply; and

- the inability to sell all of the LEU we are required to purchase under supply agreements for prices that cover our costs.

Risks related to financial factors primarily include:

- significant long-term liabilities;

- material unfunded defined benefit pension plans obligations and postretirement health and life benefit obligations;

- our revenues and operating results may fluctuate significantly from quarter to quarter and year to year;

- possible impairment loss related to our intangible assets;

- Centrus is dependent on intercompany support from Enrichment Corp.;

- limited trading volume for our securities and the market price of our securities is subject to volatility;

- a small number of holders of our Class A Common Stock may exert significant influence over the direction of the Company;

- a small number of Class A stockholders, who also have significant holdings of the Company's 8.25% Notes, may be motivated by interests that are not aligned with the Company's other Class A stockholders; and

- limited ability to utilize our NOL carryforwards to offset future taxable income.

Risks related to general factors primarily include:

- failures to protect classified or other sensitive information, or security breaches of IT systems could result in significant liability;

- the inability to attract and retain key personnel;

- the potential for the DOE to seek to terminate or exercise its remedies under the 2002 DOE-USEC Agreement and our other agreements with the DOE, or to require modifications to such agreements;

- government reviews or audits can lead to withholding or delay of payments to us, non-receipt of award fees, legal actions, fines, penalties and liabilities, and other remedies against us;

- our U.S. government contracts and subcontracts are dependent on continued U.S. government funding and government appropriations, which may not be made on a timely basis or at all;

- changes to, or termination of, any agreements with the U.S. government, or deterioration in our relationship with the U.S. government; and

- the ability to adapt to a rapidly changing competitive environment in the nuclear industry.

Risks related to legal and compliance factors primarily include:

- our operations are regulated by the U.S. government, including the NRC and the DOE as well as the States of Ohio and Tennessee;

- our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence; and

- our certificate of incorporation gives us certain rights with respect to equity securities held (beneficially or of record) by foreign persons. If levels of foreign ownership set forth in our certificate of incorporation are exceeded, we have the right, among other things, to redeem or exchange common stock held by foreign persons, and in certain cases, the applicable redemption price or exchange value may be equal to the lower of fair market value or a foreign person's purchase price.

War in Ukraine Risks

The current war in Ukraine and related international sanctions and restrictions on trade could have a material adverse impact on our business, results of operations, and financial condition.

The current war in Ukraine has led the United States, Russia, and other countries to impose sanctions and other measures that restrict international trade. At present, sanctions have not prevented the Company or TENEX from performing under the TENEX Supply Contract, but the situation is continuously changing. For example, one bill to impose a ban was approved by the U.S. House of Representatives in December 2023 and awaits consideration in the Senate. Further, in a recent fact sheet published in October 2023 on the need for the U.S. Congress to provide additional funding for domestic initiatives, including $2.2 billion for U.S. enrichment capacity, the White House stated that a long-term ban on enriched uranium imports from the Russian Federation into the United States is needed for this funding to be successful. Although, the prospect that a ban would actually be imposed remains uncertain, but appears to be becoming more likely, imports of Russian LEU continue to be permitted into the United States subject to the RSA and a law adopted to implement the RSA.

Aside from the proposals for a U.S. ban on LEU imports from Russia, the expanding sanctions imposed by the United States and foreign governments on goods, services, entities, and instrumentalities that could be needed for performance of the TENEX Supply Contract could have adverse effects on the TENEX Supply Contract, even if such sanctions are not directed at imports of Russian LEU or other trade in nuclear material with Russia. For example, a sanction on a Russian bank might prevent funds from being transferred to TENEX's account from the U.S. bank to which we make payments which could lead TENEX to suspend shipments.

Further, sanctions by the United States, Russia, or other countries on goods and services needed to make imports may directly or indirectly impact performance of the TENEX Supply Contract and our ability to transport, import, take delivery or make payments related to the LEU we purchase. For example, in June 2022, Canada prohibited Canadian entities from providing transportation services to Russians or persons in Russia in various industries, including enrichment of uranium. A company that provides transportation services to us under the TENEX Supply Contract contracted with an ocean carrier subject to these Canadian sanctions, and could not load Russian LEU until it received a permit from the Canadian government. Although the permit was issued and subsequently extended, it is only valid until early July 2024, meaning that, absent a renewal of the permit, we will need to find an alternative transportation company, which may be difficult and costly, or impossible, because of the limited number of qualified service providers. Furthermore, because sanctions also limit the types of non-nuclear cargo that the ocean carrier can ship to and from Russia, its overall business in Russia has been curtailed, so this reduced the number of ships it uses for transportation to and from Russia, making it more difficult for us to make timely deliveries of LEU. The adverse impact of this reduced schedule could also lead the carrier to withdraw its ships entirely from routes to or from Russia, leaving us without a carrier to transport the LEU we procure from TENEX.

Additional sanctions or other measures by the U.S. or foreign governments (including the Russian government) could be imposed in the future. As noted above, for example, there are proposals in the U.S. Congress and elsewhere to ban imports of uranium which could affect our ability to import LEU in one or more years under the TENEX Supply Contract. Although none of these proposals have been adopted as of the date of this filing, any sanctions or measures directed at trade in LEU from Russia or the parties involved in such trade or otherwise could interfere with, or prevent, performance under the TENEX Supply Contract. We do not know what actions TENEX might take in response to sanctions, but if it refused to make future deliveries, such refusal would likely affect our ability to meet our delivery obligations to our customers and would have a material adverse effect on the Company.

If measures are taken to limit the import of Russian LEU or to prohibit or limit dealings with Russian entities, including, but not limited to, TENEX or the Rosatom, the Company could seek a license, waiver, or other approval from the government imposing such measures to ensure that the Company could continue to fulfill its purchase and sales obligations using LEU delivered under the TENEX Supply Contract. There is no assurance that such a license, waiver, or approval, if sought, would be granted, or if granted, granted in a timely fashion. If a license, waiver, or approval were not granted, the Company would need to look to alternative sources of LEU to replace the LEU that it could not procure from TENEX. The Company has contracts for alternative sources that could be used to mitigate a portion of the near-term impacts. However, our alternative sources are not sufficient to replace all of the Russian LEU the Company is currently permitted to import under the RSA, and to the extent additional supply cannot be obtained, or obtained at a higher cost, it will have a material adverse impact on our business, results of operations, and competitive position.

As a result of the current uncertainty regarding trade with Russia, as well as the actions of Russia in the war against Ukraine, customers may seek to renegotiate existing contracts, refuse to take deliveries of Russian LEU, or take other actions that could have a material adverse impact on our business, results of operations, and competitive position. While we would expect to work closely with our contractual counterparties to mitigate impacts of shortages of material due to the impact of sanctions, there is also a risk that disputes could arise that could result in significant costs for us. Further, our ability to enter into new contracts to sell the material we are committed to purchase may be impacted. Finally, since the majority of our supply contracts include a market-based pricing component, the rapidly rising market prices due to the war in Ukraine and the associated sanctions could materially increase our cost of sales under our existing supply contracts, including but not limited to, the TENEX Supply Contract.

Accordingly, the situation at this time is evolving and, therefore, there is no assurance that future developments would not have a material adverse effect on the Company's procurement, payment, delivery, or sale of LEU, or business viability.

Economic and Industry Risks

Our future prospects are tied directly to the nuclear energy industry worldwide. The financial difficulties experienced by, and operating conditions of, our customers and suppliers could adversely affect our results of operations and financial condition.

Potential events that could affect either our customers or suppliers under current or future contracts with us or the nuclear industry as a whole, include:

- pandemics, armed conflicts (including the war in Ukraine), government actions and other events that disrupt supply chains, production, transportation, payments and importation of nuclear materials or other critical supplies or services;
- natural or other disasters (such as the 2011 Fukushima disaster) impacting nuclear facilities or involving shipments of nuclear materials;
- changes in U.S. or foreign government policies and priorities;
- regulatory actions or changes in regulations by nuclear regulatory bodies applicable to us, our suppliers or our customers;
- decisions by agencies, courts or other bodies under trade and other laws applicable to us, our suppliers, or our customers;
- disruptions in other areas of the nuclear fuel cycle, such as uranium supplies or conversion;
- civic opposition to, or changes in government policies regarding, nuclear operations;
- business decisions concerning reactors or reactor operations;
- the financial condition of reactor owners and operations;
- the need for generating capacity; or
- consolidation within the electric power industry.

These events could adversely affect us to the extent they result in a reduction or elimination of customers' contractual requirements to purchase from us; the suspension or reduction of nuclear reactor operations; the reduction or blocking of supplies of raw materials, natural or enriched uranium or SWU; lower demand; burdensome regulation, disruptions of shipments, production importation or payment (including the blocking or restriction of transportation services or hardware); increased competition from third parties; increased costs or difficulties; or increased liability for actual or threatened property damage or personal injury. Additionally, customers may face financial difficulties, including from factors unrelated to the nuclear industry, that could affect their willingness or ability to make purchases. We cannot provide any assurance that events will not preclude us from making deliveries to our customers or increase our costs or that our customers, suppliers, or contractors will not default on their obligations to us or file for bankruptcy protection. If a customer files for bankruptcy protection, for example, we likely would be unable to collect all, or even a significant portion, of amounts that are owed to us. A default and bankruptcy filing by one or more customers or suppliers, or events, such as those listed above which prevent or limit our ability to obtain or sell material or services, could have a material adverse effect on our business, financial position, results of operations, or cash flows.

Our business, financial and operating performance could be adversely affected by epidemics and other health related issues, including but not limited to the COVID-19 pandemic.

The global outbreak of COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the U.S. government, and negatively affected the U.S. and global economies, disrupted supply chains, and resulted in significant travel, transport, and other restrictions. Although the COVID-19 pandemic has ended, other national or global health related outbreaks could disrupt the supply chains and day-to-day operations of the Company, our suppliers, our contractors, and our customers, which could materially adversely affect our operations, including increasing our costs. In this regard, global supply chains and the timely availability of products or product components sourced domestically or imported from other nations, including SWU contained in LEU we purchase, could be materially disrupted by quarantines, slowdowns or shutdowns, border closings, and travel restrictions resulting from a global pandemic or health crisis. Further, impacts of such health crises on our management and workforce, or our suppliers, contractors, or customers, could adversely impact our business and we may be unable to mitigate such impacts.

In the event that a health crisis prevents our employees or our contractors from working in-person at our site or, our suppliers are unable to provide goods and services on the schedule we anticipated, the impacts on our schedule and costs could be material.

Our business is exposed to price volatility associated with the procurement of SWU and uranium.

The Company is exposed to commodity price risk for purchases of SWU and uranium. Our earnings and cash flows are therefore exposed to variability of spot and forward market prices in the markets in which it operates. The supply markets for LEU, SWU and other uranium are subject to price fluctuations and availability restrictions.

Operational Risks

Restrictions on imports or sales of SWU or uranium that we buy from our Russian supplier and our other sources of supply could adversely affect profitability and the viability of our business.

Nearly all of the SWU and LEU that we use to fill existing contracts with customers is sourced from outside the United States, including from Russia under the TENEX Supply Agreement, and we expect these arrangements to continue into the future. Our ability to place this SWU and LEU into existing and future contracts with customers is subject to trade restrictions, sanctions, and other limitations imposed by the United States, other governments, and our customers. For example, our imports from Russia are subject to U.S. quotas. Given the quotas, restrictions, and customer limitations that limit our ability to sell SWU and LEU purchased under the TENEX Supply Agreement both in the United States and globally, there is no guarantee that we can make sufficient sales to meet our minimum purchase obligation under the TENEX Supply Agreement. (For further information refer to Part I, Item 1 - *Business - Competition and Foreign Trade).*

Further, currently evolving international events, including the war in Ukraine, could result in new or additional sanctions or other U.S. or foreign government actions that could directly or indirectly limit or prevent our purchase, import, delivery and/or sale of material under our TENEX Supply Agreement. Even absent such restrictions, some of our U.S. and foreign customers are unable or unwilling to accept Russian SWU and uranium.

Geopolitical events, including domestic or international reactions or responses to such events, as well as concerns about national security or other issues, also could lead to U.S. or foreign government or international actions, or actions by the Russian government or TENEX, that could disrupt our ability to purchase, import, sell, or make deliveries of LEU, SWU, or other uranium products, or even to continue to do business with one or more of our suppliers or their affiliates. Our inability to meet our purchase or sales obligations, or to earn revenues from U.S. and international sales, would cause us to incur significant financial losses, in addition to impeding or preventing us from fulfilling our existing contracts, or winning new contracts, and could adversely affect our profitability and the viability of our business.

We may be unable to sell all of the LEU we are required to purchase under supply agreements for prices that cover our costs, which could adversely affect profitability and the viability of our business.

We may not achieve the anticipated benefits from supply agreements we enter into. The prices we are charged under some supply agreements are determined by formulas that may not be aligned with the prevailing market prices at the time we enter into contracts with customers. As a result, the sales prices in our contracts may not cover our purchase costs, or those purchase costs may limit our ability to secure profitable sales.

We are dependent on purchases from our suppliers and other sources to meet our obligations to customers and rely on third parties to provide essential services.

We are currently dependent on purchases from suppliers to meet our obligations to customers, including purchases from the Russian government entity, TENEX. A significant delay in, or stoppage, prohibition or termination of, deliveries of material to us under our supply agreements, could adversely affect our ability to make deliveries to customers.

We also rely on third parties to provide essential services to the Company, such as the storage and management of inventory, transportation, and radiation protection. Those service providers may not perform on time, with the desired quality, or at all, for a variety of reasons, many of which are outside our control. An interruption of deliveries from our suppliers or the provision of essential services by third parties, could adversely impact our business, results of operations, and prospects.

We face significant competition from major producers who may be less cost sensitive or may be favored due to support from foreign governments.

We compete with major producers of LEU, all of which are wholly or substantially owned by governments: Orano (France), Rosatom/TENEX (Russia), Urenco (the Netherlands, the United Kingdom and two German utilities), and CNEIC (China). Our competitors have greater financial resources than we do. Foreign competitors enjoy financial and other support from their government owners, which may enable them to be less cost or profit-sensitive than we are. In addition, decisions by foreign competitors may be influenced by political and economic policy considerations rather than commercial considerations. For example, foreign competitors may elect to increase their production or exports of LEU, SWU, or other uranium products, including HALEU, even when not justified by market conditions, thereby depressing prices and reducing demand for our LEU, SWU, and other uranium products. This could adversely affect our business, results of operations, and prospects. Moreover, our competitors may be better positioned to take advantage of improved market conditions and increase capacity to meet any future market expansion.

The ability to compete in certain foreign markets may be limited for legal, political, economic, or other reasons.

Doing business in foreign markets poses additional risks and challenges. For example, agreements for cooperation between the U.S. government and various foreign governments or governmental agencies control the export of nuclear materials from the United States. We are unable to supply fuel for foreign reactors unless there is an agreement for cooperation in force. If an agreement with a country in which one or more of our customers is located were to lapse, terminate, or be amended, our sales or deliveries could be curtailed or terminated, adversely affecting our business, results of operations, and prospects. Moreover, the lack of such agreements for cooperation between the U.S. government and those governments or agencies in emerging markets may restrict our ability to sell into such markets. Additionally, countries may impose other restrictions on the import or export of material or services related to our business.

Purchases of LEU and SWU by customers in the EU are subject to a policy of the Euratom Supply Agency that seeks to limit foreign enriched uranium to no more than 20% of EU consumption per year. Similarly, China has a policy of using Chinese sources of LEU and SWU. Such policies limit our ability to sell in those countries.

Certain foreign markets lack a comprehensive nuclear liability law that protects suppliers by channeling liability for injury and property damage suffered by third persons from nuclear incidents at a nuclear facility to the facility's operator. The lack of legal protection for suppliers could adversely affect our ability to compete for sales to meet the growing demand for LEU or SWU in these markets and our prospects for future revenue from such sales.

Dependence on our largest customers or suppliers could adversely affect us.

In 2023, our ten largest nuclear fuel customers represented approximately 79% of total revenue and our two largest customers represented approximately 32% of total revenue. A reduction in purchases from our customers, whether due to their decision not to purchase optional quantities or for other reasons, including a disruption or change in their operations or financial condition that reduces purchases of LEU, SWU, or other uranium products from us, could adversely affect our business, results of operations, and prospects. Once lost, customers may be difficult to regain because they typically purchase under long-term contracts. Consequently, we may face reduced revenues and difficulty in selling the material we are obligated to buy, which could adversely affect our business, results of operations, and prospects.

Through 2027, well over one-half of the LEU that we expect to deliver to customers will come from material supplied to us under the TENEX Supply Contract. While we have other sources, they are not sufficient to replace the TENEX supply. Further, given that Russia accounts for nearly one-half of all enrichment capacity in the world, we are uncertain that we can fully replace the volume of material to be supplied to us under the TENEX Supply Contract through our existing suppliers or other suppliers. Consequently, if imports of Russian LEU into the United States are restricted or banned, and we cannot obtain replacement materials, we expect reduced revenues and higher costs, which would have an adverse effect on our business, results of operations, and prospects.

The dollar amount of the Order Book, as stated at any given time, is not necessarily indicative of future sales revenues and is subject to uncertainty.

Our Order Book is the estimated aggregate dollar amount of SWU and uranium sales that we expect to recognize as revenue in future periods under existing contracts with customers. It includes deferred revenue for sales in which we have been paid but still have a delivery obligation, which means we will not receive cash in the future from those deliveries. There is no assurance that the revenues projected will be realized, or, if realized, will result in profits. Our estimate of the Order Book is based on a number of factors including customers' estimates of the timing and size of their fuel requirements and estimates of future selling prices. For example, depending on the terms of specific contracts, prices may be adjusted based on escalation using a general inflation index, published SWU or uranium market price indicators prevailing at the time of delivery, and other factors, all of which are unpredictable. Any inaccuracy in estimates of future prices would add to the imprecision of the Order Book estimate. From time to time, we have worked with customers to modify contracts that have delivery, scheduling, origin or other terms that may require modifications to address our anticipated supply sources. If we were to initiate such discussions in the future, we have no assurance that our customers would agree to revise existing contracts or would not require concessions, which could adversely affect the value of our Order Book and our business, results of operations and prospects.

Our ability to operate the HALEU enrichment facility we are deploying under the HALEU Operation Contract after the completion of the contract is dependent on our ability to secure additional contracts and funding from the U.S. government or other sources.

On November 30, 2022, after a competitive selection award, we signed a contract with the DOE to complete and operate the enrichment plant we commenced building in 2019. The HALEU Operation Contract has a base contract value of approximately $150 million in two phases through 2024. Phase 1 included an approximately $30 million cost share contribution from Centrus matched by approximately $30 million from the DOE to finish construction, bring the cascade online, and demonstrate production of 20 kilograms of 19.75% enriched HALEU by December 31, 2023. On October 11, 2023, the Company announced that it began enrichment operations in Piketon, Ohio. On November 7, 2023, the Company announced that it made its first delivery of HALEU to the DOE, completing Phase 1 by successfully demonstrating its HALEU production process.

In Phase 2, we expect to continue operating for a full year at an annual production rate of 900 kilograms of HALEU, but there is no assurance that we will have sufficient 5B Cylinders to produce 900 kilograms by November 2024.

Our goal is to continue production and modularly scale up the facility by matching production capacity with demand as demand for HALEU grows in the commercial and/or government sectors. However, our right to continue to operate the facility after completion of Phase 2 of the HALEU Operation Contract depends on the award of one or more follow-on contracts by the U.S. government, as well as continued funding for operation from the U.S. government or other sources. There is no assurance that we will be awarded such contracts or that such funding will be available. Further, it is uncertain whether or when demand to support the scale up of the facility will materialize. If we do not secure the necessary contracts and funding and if sufficient demand does not emerge, we may not be able to continue or expand operations at that facility and may not be able to support providing HALEU fuel for the advanced reactors under development.

If we are required to delease the facility where we are deploying the HALEU cascade under the HALEU Operation Contract and return it, along with the centrifuges and supporting equipment, to the DOE at the expiration of our contract, this would likely result in the termination of our NRC operating license and us laying off our Piketon workforce. On the other hand, if we are able to continue operating the facility, we would incur additional costs and liabilities associated with the facility.

If the Company's operation of the Piketon facility were terminated, there can be no assurance that we could regain use of the Piketon facility or obtain a new NRC license in the future at the Piketon site or an alternative site, in which event we would be unable to begin commercial production of HALEU. We may also incur additional costs related to reducing our workforce or closing the Piketon facility. Failure to secure U.S. government or other funding to support the continued operation of the Piketon facility, and retain our NRC license, could have a material adverse effect on our business and financial condition along with our plans for future growth.

Our Technical Solutions segment conducts business under various types of contracts, including fixed-price and cost-share contracts, which subjects us to risks associated with cost overruns.

The Technical Solutions segment conducts business under various types of contracts, including fixed-price contracts and cost-share contracts, where costs must be estimated in advance of our performance. These types of contracts are priced, in part, on cost and scheduling estimates that are based on assumptions including prices and availability of experienced labor, equipment and materials, and estimates of the amount of other contract work we expect to perform. In the event we have cost overruns, we may not be able to obtain compensation for additional work performed or expenses incurred. Our failure to accurately estimate the resources and time required for fixed-price or cost-share contracts or our failure to complete our contractual obligations within the time frame and costs committed could result in reduced profits, greater costs, or a loss for that contract. If the cost overrun on a contract is significant, or we encounter issues that affect multiple contracts, the cost overrun could have a material adverse effect on our business, financial condition, and results of operations.

Financial Risks

We have significant long-term liabilities.

We continue to have significant long-term liabilities, including the indebtedness under our 8.25% Notes, which mature in February 2027. We also still have substantial pension and postretirement health and life benefit obligations and other long-term liabilities.

Our significant long-term liabilities (and other third-party financial obligations) could have important consequences, including:

- making it more difficult for us to satisfy our obligations to lenders and other creditors, resulting in possible defaults on, and acceleration of, such indebtedness or breaches of such other commitments;
- placing us at a competitive disadvantage by making us more vulnerable to react to adverse economic conditions or changes in the nuclear industry;
- hindering our ability to obtain additional financing for future working capital and other general corporate requirements;
- reducing our cash resources for payments on our 8.25% Notes thereby limiting our ability to fund our operations, capital expenditures, and future business opportunities;
- placing certain restrictions on the ability of our subsidiary, Enrichment Corp., to transfer cash and other assets to us, which could constrain our ability to pay dividends on our Common Stock or to fund our commitments or the commitments of our other subsidiaries, pursuant to the indenture governing our 8.25% Notes, subject to certain exceptions; and
- restricting our ability to engage in certain mergers or acquisitions pursuant to the indenture governing our 8.25% Notes which also require us to offer to repurchase all such outstanding notes at 101% of their outstanding principal amount in the event of certain change of control events.

The terms of the indenture governing our 8.25% Notes do not restrict Centrus or any of its subsidiaries from incurring substantial additional indebtedness in the future. If we incur substantial additional indebtedness, however, the foregoing risks would intensify. Additional information concerning the 8.25% Notes including the terms and conditions of the 8.25% Notes are described in Note 8, *Debt*, of the Consolidated Financial Statements in Part IV of this Annual Report.

The Company has material unfunded defined benefit pension plans obligations and postretirement health and life benefit obligations. Levels of returns on pension and postretirement benefit plan assets, changes in interest rates and other factors affecting the amounts to be contributed to fund future pension and postretirement benefit liabilities could adversely affect earnings and cash flows in future periods.

Centrus and its subsidiary, Enrichment Corp., maintain qualified defined benefit pension plans that are guaranteed by the Pension Benefit Guaranty Corporation, a wholly-owned U.S. government corporation that was created by Employee Retirement Income Security Act of 1974. Centrus also maintains non-qualified defined benefit pension plans for certain executive officers. These plans are anticipated to require material cash contributions in the future, which may divert funds from other uses and could adversely impact our liquidity depending on the timing of any required contributions or payments in relation to our sources of cash and other payment obligations.

Further, earnings may be positively or negatively impacted by the amount of expense we record for employee benefit plans. U.S. GAAP requires a company to calculate expenses for these plans using actuarial valuations. The IRS and the Pension Protection Act of 2006 regulate the minimum amount we contribute to our pension plans. The amount we are required to contribute to pension plans could have an adverse effect on our cash flows.

Our revenues and operating results may fluctuate significantly from quarter to quarter and year to year, which could have an adverse effect on our cash flows.

Revenue is recognized when or as we transfer control of the promised LEU or uranium to the customer. Customer demand is affected by, among other things, electricity markets, reactor operations, maintenance, and the timing of refueling outages. As a result, a relatively small change in the timing, amount, or other terms of customer orders for LEU due to a change in a customer's refueling schedule or other reasons may cause operating results to be substantially above or below expectations, which could have an adverse effect on our cash flows.

Results of operations could be negatively impacted if adverse conditions or changes in circumstances indicate a possible impairment loss related to our intangible assets.

Intangible assets originated from our reorganization and application of fresh start accounting as of September 30, 2014. The intangible assets represented the fair value adjustment to the assets and liabilities for our LEU segment. The intangible assets remaining on our balance sheet relate to our sales Order Book and customer relationships. The Order Book intangible asset is amortized to expense as the Order Book valued at emergence is reduced, principally as a result of deliveries to customers. The customer relationships intangible asset is amortized to expense using the straight-line method over the estimated average useful life of 15 years with 5 ¾ years of scheduled amortization remaining.

The carrying values of the intangible assets are subject to impairment tests whenever adverse conditions or changes in circumstances indicate a possible impairment loss. If impairment is indicated, the asset carrying value will be reduced to its fair value. Inherent in our fair value determinations are certain judgments and estimates, including projections of future cash flows, the discount rate reflecting the risk inherent in future cash flows, the interpretation of current economic indicators and market valuations, and strategic plans with regard to operations. A change in these underlying assumptions could cause the fair value of the intangible asset to be less than its respective carrying amount.

Centrus is dependent on intercompany support from Enrichment Corp.

Substantially all of our revenue-generating operations are conducted at our subsidiary, Enrichment Corp. The financing obtained from Enrichment Corp. funds our general corporate expenses, including interest payments on the 8.25% Notes, which are guaranteed on a limited and subordinated basis by Enrichment Corp. Enrichment Corp. also has pledged its assets as security for the 8.25% Notes. As a wholly-owned subsidiary of Centrus, Enrichment Corp. has its own set of creditors and a separate board of directors, the Enrichment Board, who are elected by Centrus. Current and future funding and support are conditional and dependent on Enrichment Corp.'s own financial condition and a determination by the Enrichment Board that such funding is in the interest of Enrichment Corp.

There is limited trading volume for our securities and the market price of our securities is subject to volatility.

The price of our Class A Common Stock remains subject to volatility. The market price and level of trading of our Class A Common Stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, our limited trading history, our limited trading volume, the concentration of holdings of our Class A Common Stock, actual or anticipated variations in our operating results and cash flow, the nature and content of our earnings releases, announcements or events that impact our products, customers, competitors or markets, business conditions in our markets and the general state of the securities markets and the market for energy-related stocks, as well as general economic and market conditions and other factors that may affect our future results. Additionally, future sales of our common stock or instruments convertible into our common stock, in public or private offerings may depress our stock price.

Holders of our Class B Common Stock may make decisions regarding their investment in the Company based upon factors that are unrelated to the Company's performance. Any sales of shares by holders of our Class B Common Stock would result in automatic conversion (with limited exceptions) of Class B Common Stock into Class A Common Stock, which in turn could adversely impact the trading price of the Class A Common Stock.

Our 8.25% Notes are not listed on any securities exchange. No assurance can be given as to the liquidity of the trading market for the 8.25% Notes. The 8.25% Notes may only be traded infrequently in transactions arranged through brokers or otherwise, and reliable market quotations for the 8.25% Notes may not be available. In addition, the trading prices of the 8.25% Notes will depend on many factors, including prevailing interest rates, the trading volumes, and the other factors discussed above with respect to the Class A Common Stock.

A small number of holders of our Class A Common Stock may exert significant influence over the direction of the Company.

As of December 31, 2023, based solely on amounts reported in Schedule 13D and 13G filings with the SEC, two stockholders with the largest holdings of our Class A Common Stock collectively owned approximately 15% of our Class A Common Stock. As a result, these stockholders may be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger of the Company, or sale of substantially all of the Company's assets. These stockholders may have interests that differ from, and may vote in a way adverse to, other holders of Class A Common Stock, or adverse to the recommendations of the Company's management. This concentration of ownership may make it more difficult for other stockholders to effect substantial changes in the Company, may limit the ability of the Company to pass certain initiatives or other items that require stockholder approval, and may also have the effect of delaying, preventing, or expediting, as the case may be, a change in control of the Company.

A small number of Class A stockholders, who also have significant holdings of the Company's 8.25% Notes, may be motivated by interests that are not aligned with the Company's other Class A stockholders.

Currently, a small number of persons who also are Class A stockholders collectively own approximately 33% of our 8.25% Notes. As a result, these stockholders may have interests that differ from the remainder of the holders of our Class A Common Stock, and, as a result, may vote or take other actions in a way adverse to other holders of Class A Common Stock.

Our ability to utilize our NOL carryforwards to offset future taxable income may be limited.

Our ability to fully utilize our existing NOLs or NUBILs could be limited or eliminated in the event (i) we undergo an "ownership change" as described under Section 382 of the Code, (ii) we do not reach profitability or are only marginally profitable, or (iii) there are changes in U.S. government laws and regulations. An "ownership change" is generally defined as a greater than 50% change in equity ownership by value over a rolling three-year period. Past or future ownership changes, some of which may be beyond our control, as well as differences and fluctuations in the value of our equity securities may adversely affect our ability to utilize our NOLs and could reduce our flexibility to raise capital in future equity financings or other transactions, or we may decide to pursue transactions even if they would result in an ownership change and impair our ability to use our NOLs. In addition, the "Section 382 Rights Agreement" we have adopted with respect to our Common Stock contains limitations on transferability intended to prevent the possibility of experiencing an "ownership change," but we cannot be certain that these measures will be effective. We also may decide to pursue transactions even if they would result in an ownership change and impair our ability to use our NOLs. In addition, any changes to tax rules and regulations or the interpretation of tax rules and regulations could negatively impact our ability to recognize any potential benefits from our NOLs or NUBILs.

Legal and Compliance Risks

Our operations are highly regulated by the U.S. government, including the NRC and the DOE as well as the States of Ohio and Tennessee and could be significantly impacted by changes in government policies and priorities.

Our operations, including the facilities we lease near Piketon, Ohio, are subject to regulation by the NRC. The NRC has granted us two licenses for the Piketon facility: a license for a Lead Cascade test facility that was granted in February 2004, and a separate license to construct and operate a commercial plant that was granted in April 2007. Our license to construct and operate a commercial plant will expire on April 13, 2037. In June 2021, the NRC approved an amendment to permit HALEU production as a subset of the larger commercial plant license. We are currently performing work under a contract with the DOE for the construction and operation of a cascade to produce HALEU. This contract is currently set to expire at the completion of Phase 2 which is no later than December 31, 2024. We filed a new license amendment with the NRC to increase our material possession limit to accommodate anticipated output under the HALEU Operation Contract and extend our production authorization period under our license. We have submitted a request to the NRC to terminate the 2004 license for the Lead Cascade test facility and such request is currently pending before the NRC.

The NRC could refuse to grant our license amendment to construct and operate a commercial plant if it determines that: (1) we are foreign owned, controlled, or dominated; (2) the issuance of the amendment would be inimical to the maintenance of a reliable and economic domestic source of enrichment; (3) the issuance of the amendment would be adverse to U.S. defense or security objectives; or (4) the issuance of the amendment is otherwise not consistent with applicable laws or regulations then in effect.

The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC has the authority to impose civil penalties or additional requirements and to order cessation of operations for violations of its regulations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements, or withdrawal or suspension of licenses or certificates. Any penalties imposed on us could adversely affect our results of operations and liquidity. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements also could adversely affect our results of operations and financial condition.

In addition, certain of our operations are subject to DOE regulation or contractual requirements. Our technology and manufacturing facility in Oak Ridge is also regulated by the State of Tennessee under the NRC's Agreement State Program as well as applicable state laws. Our operations at the facility near Piketon also are subject to regulation by various agencies of the Ohio state government. These state and federal agencies may have the authority to impose civil penalties and additional requirements, which could adversely affect our results of operations. Further, changes in federal, state or local government policies and priorities can impact our operations and the nuclear industry. This includes changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions or in-actions governments can take.

Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence.

Our operations involve the use, transportation, and disposal of toxic, hazardous and/or radioactive materials. A release of these materials could pose a health risk to humans or animals. If an accident were to occur, its severity would depend on the volume of the release and the speed of corrective action taken by emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions taken in response to an actual or suspected release of these materials, including a precautionary evacuation, could result in significant costs for which we could be legally responsible. In addition to health risks, a release of these materials may cause damage to, or the loss of, property and may adversely affect property values. Additionally, we may be responsible for D&D of facilities where we conduct, or previously conducted, operations. Activities of our contractors, suppliers or other counterparties similarly may involve toxic, hazardous, and radioactive materials and we may be liable contractually, or under applicable law, to contribute to remedy damages or other costs arising from such activities, including the D&D of third-party facilities.

We lease facilities from the DOE near Piketon. Pursuant to the Price-Anderson Act, as well as the HALEU Operation Contract, the DOE has agreed to indemnify the Company's subsidiaries who are party to those agreements, and other Company entities who fall under the definition of a person indemnified under the Atomic Energy Act, against claims for public liability (as defined in the Atomic Energy Act) arising out of or in connection with activities under those leases and the HALEU Operation Contract, as applicable, resulting from a nuclear incident or precautionary evacuation including transportation. While the Price-Anderson Act requires DOE to provide this indemnity whenever a contract involves a risk of nuclear liability, DOE may take the position that it is not obligated to enter into new indemnification agreements where it is obtaining goods and services under certain types of contracts. If an incident or evacuation is not covered under DOE indemnification, we could be financially liable for damages arising from such incident or evacuation, which could have an adverse effect on our results of operations and financial condition.

Even where the DOE has provided indemnification pursuant to the Price-Anderson Act, there could be delays in obtaining reimbursement for costs from the DOE and the DOE may also determine that some or all costs are not reimbursable under the indemnification. In addition, the Price-Anderson Act indemnification does not cover loss or damage due to a nuclear incident to property located on the leased facilities.

Centrus and Enrichment Corp. have been named as defendants in lawsuits alleging damages resulting from releases at the facilities we leased in the past at the Portsmouth GDP, and the centrifuge facilities we still lease near Piketon. These claims include allegations of damages that the plaintiffs assert are not covered by the Price-Anderson Act, which claims we and the other defendants have challenged. If the DOE were to determine that the Price-Anderson Act did not apply, we would have to pay all or part of any damages awarded as a result of such claims, and the cost to us, including legal fees, could adversely affect our results of operations and financial condition. Refer to Note 17, *Commitments and Contingencies — Legal Matters*, of our Consolidated Financial Statements in Part IV of this Annual Report for further details.

The authority of the DOE to enter into new indemnification agreements under the Price-Anderson Act expires at the end of 2025. If it is not renewed by Congress before the expiration date, indemnification clauses in agreements executed by DOE before expiration of the Price-Anderson Act remain in force but DOE could not include an indemnification clause in new contracts. Absent authority under the Price-Anderson Act, DOE could rely on other authorities that permit DOE to enter into indemnification agreements on a case by case basis, but there would be no assurance that DOE would enter into such agreements with Centrus or its subsidiaries.

Absent indemnification, Centrus and its subsidiaries could seek commercial insurance to cover nuclear risks, but insurance typically is not available for work done on legacy DOE sites, such as the Piketon facilities. Further, even if insurance were available, the amounts would be very small compared to the amount covered by the DOE indemnification clause. If Centrus could not obtain adequate protection from nuclear risks through a DOE indemnification, it may be forced to forego new business with DOE, which could adversely affect our results of operations and financial condition.

In our contracts with any party where there is a risk of nuclear liability, we seek to include clauses that limit our liability as one measure to protect ourselves, including at locations where the Price-Anderson Act indemnification does not apply, such as at the commercial facilities where we receive or hold enriched and natural uranium, or deliver such material to customers, during transportation between such locations, or at the commercial facilities where such material is processed or used, but there is no assurance that such contractual limitations on liability will be effective in all cases. Further, for protection at the reactors of our U.S. customers, the Price-Anderson Act also is instrumental in providing a foundation for required protection of the utility's suppliers, including Centrus, from nuclear liability risks. Accordingly, the effectiveness of liability allocation in contracts with utilities depends, in large measure, on the continuation of the nuclear protection afforded by the Price-Anderson Act and its implementation by the NRC.

Nuclear liability is a significant risk in all of our activities involving enriched uranium and other nuclear material and related goods and services. The costs of defending against a claim arising out of a nuclear incident or precautionary evacuation, and any damages awarded as a result of such a claim, could be very high and, even if indemnified, could adversely affect our results of operations and financial condition.

Our certificate of incorporation gives us certain rights with respect to equity securities held (beneficially or of record) by foreign persons. If levels of foreign ownership set forth in our certificate of incorporation are exceeded, we have the right, among other things, to redeem or exchange common stock held by foreign persons, and in certain cases, the applicable redemption price or exchange value may be equal to the lower of fair market value or a foreign person's purchase price.

Our certificate of incorporation gives us certain rights with respect to shares of our Common Stock held (beneficially or of record) by foreign persons. Foreign persons are defined in our certificate of incorporation to include, among others, an individual who is not a U.S. citizen, an entity that is organized under the laws of a non-U.S. jurisdiction and an entity that is controlled by individuals who are not U.S. citizens, or by entities that are organized under the laws of non-U.S. jurisdictions.

The occurrence of any one or more of the following events is a "foreign ownership review event" and triggers the board of directors' right to take various actions under our certificate of incorporation: (1) the beneficial ownership by a foreign person of (a) 5% or more of the issued and outstanding shares of any class of our equity securities, (b) 5% or more in voting power of the issued and outstanding shares of all classes of our equity securities, or (c) less than 5% of the issued and outstanding shares of any class of our equity securities or less than 5% of the voting power of the issued and outstanding shares of all classes of our equity securities, if such foreign person is entitled to control the appointment and tenure of any of our management positions or any director; (2) the beneficial ownership of any shares of any class of our equity securities by or for the account of a foreign uranium enrichment provider or a foreign competitor (defined in our certificate of incorporation as a "Contravening Person"); or (3) any ownership of, or exercise of rights with respect to, shares of any class of our equity securities or other exercise or attempt to exercise control of us that is inconsistent with, or in violation of, any regulatory restrictions, or that could jeopardize the continued operations of our facilities (defined in our certificate of incorporation as an "Adverse Regulatory Occurrence"). These rights include requesting information from holders (or proposed holders) of our securities, refusing to permit the transfer of securities by such holders, suspending or limiting voting rights of such holders, redeeming or exchanging shares of our stock owned by such holders on terms set forth in our certificate of incorporation, and taking other actions that we deem necessary or appropriate to ensure compliance with the foreign ownership restrictions.

The terms and conditions of our rights with respect to our redemption or exchange right in respect of shares held by foreign persons or Contravening Persons are as follows:

- *Redemption price or exchange value:* Generally, the redemption price or exchange value for any shares of our Common Stock redeemed or exchanged would be their fair market value. However, if we redeem or exchange shares held by foreign persons or Contravening Persons and our Board in good faith determines that such person knew or should have known that its ownership would constitute a foreign ownership review event (other than shares for which our Board determined at the time of the person's purchase that the ownership of, or exercise of rights with respect to, such shares did not at such time constitute an Adverse Regulatory Occurrence), the redemption price or exchange value is required to be the lesser of fair market value and the person's purchase price for the shares redeemed or exchanged.

- *Form of payment:* Cash, securities or a combination, valued by our Board in good faith.

- *Notice:* At least 30 days written notice of redemption is required; however, if we have deposited the cash or securities for the redemption or exchange in trust for the benefit of the relevant holders, we may redeem shares held by such holders on the same day that we provide notice.

Accordingly, there are situations in which a foreign stockholder or Contravening Person could lose the right to vote its shares or in which we may redeem or exchange shares held by a foreign person or Contravening Person and in which such redemption or exchange could be at the lesser of fair market value and the person's purchase price for the shares redeemed or exchanged, which could result in a significant loss for that person.

General Risk Factors

Failures to protect classified or other sensitive information, or cybersecurity incidents could result in significant liability or otherwise have an adverse effect on our business.

Our business requires us to use and protect classified, sensitive, and other protected information as well as business proprietary information and intellectual property (collectively, "sensitive information"). Our computer networks and other IT systems are designed to protect this information through the use of classified networks and other procedures. We routinely experience various cybersecurity incidents, including threats to our information technology infrastructure, unauthorized attempts to gain access to the Company's sensitive information, and denial-of-service attacks, as do our customers, suppliers, subcontractors, and other business partners. The threats we face vary from attacks common to most industries to attacks by more advanced and persistent, highly organized adversaries, including nation states, which target us and other government contractors because we possess sensitive information. If we are unable to protect sensitive information, our customers or governmental authorities could question the adequacy of our threat mitigation and detection processes and procedures, and depending on the severity of the incident, U.S. government data, the Company's data, customers' data, our employees' data, our intellectual property, and other sensitive information could be compromised. As a consequence of the persistence, sophistication, and volume of these attacks, we may not be successful in defending against all such attacks. Due to the evolving nature of these security threats and the national security aspects of much of the sensitive information we possess, the impact of any future incident cannot be predicted.

We have a number of suppliers and indirect suppliers with a wide variety of systems and cybersecurity capabilities and we may not be successful in preventing adversaries from exploiting possible weak links in our supply chain. We also must rely on this supply chain for detecting and reporting cyber incidents, which could affect our ability to report or respond to cybersecurity incidents in a timely manner. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means.

A material network breach in the security of the IT systems of the Company or third parties for any reason, including, but not limited to, human error, could include the theft of sensitive information, including, without limitation, our and our customers' business proprietary and intellectual property. To the extent any security breach or human error results in a loss or damage to sensitive information, or an inappropriate or unauthorized disclosure of sensitive information, the breach could cause grave damage to the country's national security and to our business. Threats, via insider threat or third parties, to our IT systems, are constantly evolving and there is no assurance that our efforts to maintain and improve our IT systems will be sufficient to meet current or future threats. Any event leading to a security breach or loss of, or damage to, sensitive information, whether by our employees or third parties, could result in negative publicity, significant remediation costs, legal liability, and damage to our reputation and could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In an extreme case, the DOE could terminate our permit to access classified information resulting in the elimination of our ability to continue American Centrifuge work or performance of DOE contracts, including the HALEU Operation Contract.

The inability to attract and retain key personnel could have an adverse impact on our business.

The Company's LEU and Technical Services segments require people with unique skills and experience in the uranium enrichment industry. It also requires people with U.S. security clearances. To train employees and obtain the required U.S. security clearances for them can take considerable time and expense. The success of our business depends on key executives, managers, scientists, engineers and other skilled personnel. The ability to attract and retain these key personnel may be difficult in light of the uncertainties currently facing the business and changes we may make to the organizational structure to adjust to changing circumstances.

Changes in senior management could create uncertainty among our employees, customers, suppliers, and other third parties with which we do business. The inability to retain appropriately qualified and experienced senior executives could negatively affect our operations, strategic planning, and performance.

The potential for the DOE to seek to terminate or exercise its remedies under the 2002 DOE-USEC Agreement and our other agreements with DOE, or to require modifications to such agreements that are adverse to our interests, may have adverse consequences on the Company.

The Company and the DOE signed the "2002 DOE-USEC Agreement", which requires the Company to develop, demonstrate, and deploy advanced enrichment technology in accordance with milestones and provides for remedies in the event of a failure to meet a milestone under certain circumstances. The DOE has specific remedies under the 2002 DOE-USEC Agreement if we fail to meet a milestone or if we abandon or constructively abandon the commercial deployment of an advanced enrichment technology. These remedies include terminating the 2002 DOE-USEC Agreement, revoking our access to the DOE's centrifuge technology that is required for the success of the American Centrifuge project, terminating the HALEU Operation Contract or other projects, requiring us to transfer certain rights in the American Centrifuge technology and facilities to the DOE, and requiring us to reimburse the DOE for certain costs associated with the American Centrifuge project.

We have granted to the DOE an irrevocable, non-exclusive right to use or permit third parties on behalf of the DOE to use all Centrifuge IP royalty free for U.S. government purposes (which includes national defense purposes, including providing nuclear material to operate commercial nuclear power reactors for tritium production). We also granted an irrevocable, non-exclusive license to the DOE to use such Centrifuge IP developed at our expense for commercial purposes (including a right to sublicense), which may be exercised only if we miss any of the milestones under the 2002 DOE-USEC Agreement or if we (or our affiliate or entity acting through us) are no longer willing or able to proceed with, or have determined to abandon, or have constructively abandoned, the commercial deployment of the centrifuge technology. Such a commercial purposes license is subject to payment of an agreed upon royalty to us, which will not exceed $665 million in the aggregate. While our long-term objective is to commercially deploy the American Centrifuge technology when it is commercially feasible to do so, the DOE may take the position that we are no longer willing or able to proceed with commercial deployment, or have actually, or constructively, abandoned commercial deployment, and could invoke its rights under the license described above. Any of these actions could adversely impact our business and prospects.

The DOE may seek to exercise remedies under these agreements and there is no assurance that the parties will be able to reach agreement on appropriate modifications to the agreements in the future. Moreover, even if the parties reach agreement on modifications to such agreements, there is no assurance that such modifications will not impose material additional requirements, provide the DOE with material additional rights or remedies, or otherwise affect the overall economics of the American Centrifuge technology and our ability to finance and successfully deploy the technology. Any of these actions could adversely impact our business and prospects.

Our U.S. government contract work is regularly reviewed and audited by the U.S. government and these reviews can lead to withholding or delay of payments to us, non-receipt of award fees, legal actions, fines, penalties and liabilities, and other remedies against us.

Our U.S. government contracts and subcontracts are subject to specific regulations such as the Federal Acquisition Regulation, among others, and also subject to audits, cost reviews, and investigations by the U.S. government contracting oversight agencies. Should a contracting agency determine that we have not complied with the terms of our contracts and subcontracts and applicable statutes and regulations, payments to us may be disallowed, which could result in adjustments to previously reported revenues and refunding of previously collected cash proceeds. Additionally, we may be subject to litigation brought by private individuals on behalf of the U.S. government under the Federal False Claims Act, which could include claims for treble damages. If we experience performance issues under any of our U.S. government contracts and subcontracts, the U.S. government retains the right to pursue remedies, which could include termination under any affected contract. Termination of a contract or subcontract could adversely affect our ability to secure future contracts, and could adversely affect our business, financial condition, results of operations, and cash flows.

Our U.S. government contracts and subcontracts are dependent on continued U.S. government funding and government appropriations, which may not be made on a timely basis or at all, and could have an adverse effect on our business.

Current and future U.S. government contracts and subcontracts, including our HALEU Operation Contract, are dependent on government funding, which are generally subject to Congressional appropriations or continued government operations. Our ability to perform under these federal contracts and subcontracts is dependent upon sufficient funding for, and timely payment by, the entities with which we have contracted. If the contracting governmental agency, or the prime contractor, does not receive sufficient appropriations for any reason, including due to a government shutdown, it may terminate our contract or subcontract (in whole or in part) or reduce the scope of our contract or subcontract, or delay or reduce payment to us. Any inability to award us a contract or subcontract, any delay in payment, or the termination of a contract or subcontract, in whole or in part, due to a lapse in funding or otherwise, could adversely affect our business, financial condition or results of operations, or cash flows.

Changes to, or termination of, any agreements with the U.S. government, or deterioration in our relationship with the U.S. government, could adversely affect results of operations.

We are a party to a number of agreements and arrangements with the U.S. government that are important to our business including our HALEU Operation Contract, the lease for the centrifuge facility near Piketon, and the 2002 DOE-USEC Agreement. Termination, expiration, or modification of one or more of these or other agreements could adversely affect our business and prospects. In addition, deterioration in our relationship with the U.S. agencies that are parties to these agreements could impair or impede our ability to successfully implement these agreements, which could adversely affect our business, financial condition or results of operations, or cash flows.

Our success depends on our ability to adapt to a rapidly changing competitive environment in the nuclear industry.

Changes in the competitive landscape may adversely affect pricing trends, change customer spending patterns, or create uncertainty. To address these changes, we may seek to adjust our cost structure and operations, and evaluate opportunities to grow our business organically or through acquisitions and other strategic transactions. We are actively considering, and expect to consider from time to time in the future, potential strategic transactions, which could involve, without limitation, changes in our capital structure, acquisitions and/or dispositions of businesses or assets, joint ventures or investments in businesses, products, or technologies. In connection with any such transaction, we may seek additional debt or equity financing, contribute or dispose of assets, assume additional indebtedness, or partner with other parties to consummate a transaction. Any such transaction may not result in the intended benefits and could involve significant commitments of our financial and other resources. Legal and consulting costs incurred in connection with debt or equity financing transactions in development are deferred and subject to immediate expensing if such a transaction becomes less likely to occur. If the actions we take in response to industry changes are not successful, our business, results of operations and financial condition may be adversely affected.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Managing cybersecurity risk is critical to Centrus. Centrus expects that the complexity of cybersecurity incidents will continue to evolve. To assess the changing cyber environment, Centrus includes the evaluation of cybersecurity risk as part of its enterprise risk management process and provides periodic reporting to the Board. Assessed risks, whether general or specific to the Company, include operational risk, intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risk, and reputational risk. This process includes evaluating risks from cybersecurity threats associated with the Company's use of third-party service providers.

To continually evaluate the sufficiency of Centrus' cybersecurity posture, Centrus aligns with the National Institute of Standards and Technology Cybersecurity Framework, has external experts complete assessments of Centrus' cybersecurity posture, completes internal self-assessments and engages with third-party experts for assistance in monitoring, deterring, detecting, and addressing potential breaches. The results of any internal or external assessment are reported to senior management and the Board.

Based on our monitoring and evaluations to date, including any previously identified cybersecurity incidents, there has not been, and there is not reasonably expected to be, a material effect on the Company's business strategy, results of operations or financial condition, as a result of risks from cybersecurity threats.

Governance

Centrus has policies, procedures, and strategies in place to assist in assessing and managing cybersecurity risks. To help safeguard the Company's network and information maintained on that network, the Company maintains and executes a cybersecurity program designed to monitor, prevent, detect, mitigate, and remediate cyberattacks.

The Board exercises its oversight of material risks from cybersecurity threats through the Board's Audit and Finance Committee and the Board's Technology, Competition and Regulatory Committee. The Chief Financial Officer has delegated the assessment and management of material risks from cybersecurity threats to the Cybersecurity Risk Committee which is comprised of members of senior management, including the Director, Information Technology. The Cybersecurity Risk Committee regularly provides those delegating oversight with updates on the Company's cybersecurity program which includes the current cybersecurity risk landscape and efforts employed to assist in preventing those risks, the Company's cybersecurity policies and practices, the ongoing efforts to improve security, as well as the Company's efforts regarding significant cybersecurity events. In addition, the Company maintains a cybersecurity incident response plan, which includes the Company's processes for monitoring, preventing, detecting, mitigating, remediating, and recovery from cybersecurity incidents that is updated regularly. Disclosure with regard to a cybersecurity incident will be considered by the Cybersecurity Risk Committee, with material issues raised with our Board.

Item 2. *Properties*

Our corporate headquarters is located at 6901 Rockledge Drive, Suite 800, Bethesda, Maryland 20817, where we lease 24,000 square feet of office space through October 2027. Our Bethesda, Maryland location is also utilized by our LEU and Technical Solutions segments. We own a 440,000 square foot manufacturing facility, including supporting office space, on 72 acres at 400 Centrifuge Way, Oak Ridge, Tennessee 37830. We also lease industrial buildings and 110,000 square feet of supporting office space from DOE at 3930 U.S. Route 23, Piketon, Ohio 45661. The industrial buildings encompass more than 14 acres under roof and were built to contain uranium enrichment operations using centrifuge technology. Our Oak Ridge, Tennessee and Piketon, Ohio facilities support our Technical Solutions segment. We also have a short-term lease for a small area of office space in Washington, D.C. which is used by one of our corporate functions. We maintain our facilities in good operating condition and believe they are adequate for our present needs and the foreseeable future.

Item 3. *Legal Proceedings*

Refer to Note 17, *Commitments and Contingencies — Legal Matters*, of our Consolidated Financial Statements in Part IV of this Annual Report.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's certificate of incorporation authorizes 100,000,000 shares of common stock, consisting of 70,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock, As of February 1, 2024, the Company has issued 15,675,634 shares of Common Stock, consisting of 14,956,434 shares of Class A Common Stock and 719,200 shares of Class B Common Stock. The Class B Common Stock was issued to Toshiba America Nuclear Energy Corporation and Babcock & Wilcox Investment Company and has the same rights, powers, preferences and restrictions and ranks equally in all matters with the Class A Common Stock, except voting. Holders of Class B Common Stock are currently entitled to elect, in the aggregate, one member of the Board of Directors of the Company, subject to certain holding requirements. Additionally, the Company has reserved 1,900,000 shares of Class A Common Stock under its management incentive plan, of which 561,704 shares were available for future awards as of December 31, 2023, including 120,000 shares associated with awards which terminated or were cancelled without being exercised.

The Class A Common Stock trades on the NYSE American LLC under the symbol "LEU".

As of February 1, 2024, there were approximately 727 holders of record and approximately 23,771 beneficial owners of the Company's Class A Common Stock. As of February 1, 2024, there were two holders of record of the Company's Class B Common Stock.

No cash dividends were paid in 2023 or 2022, and we have no intention to pay cash dividends in the foreseeable future. The indenture governing our 8.25% Notes, subject to certain exceptions, places certain restrictions on the ability of Enrichment Corp. to transfer cash and other assets to us. This could act as a constraint on our ability to pay dividends on our Class A Common Stock.

On February 2, 2021, the Company offered and sold to Kulayba LLC the Warrant to purchase 250,000 shares of Class A Common Stock, exercisable immediately at an exercise price of $21.62 per share. On December 29, 2022, the Company amended and restated the Warrant to extend the term to February 5, 2024 (as so amended and restated, the New Warrant). On December 18, 2023, the Company issued 149,179 net shares of Class A Common Stock in connection with the cashless exercise by Kulayba LLC of the New Warrant for 250,000 shares of Class A Common Stock at an exercise price of $21.62.

There were no other unregistered sales of equity securities by the Company during the years ended December 31, 2023, 2022, or 2021.

Stock Performance Graph

The following graph shows a comparison of cumulative total returns for an investment in the Class A Common Stock of Centrus, the S&P 500 Index, and the S&P Aerospace and Defense (A&D) Index. The graph reflects the investment of $100 on December 31, 2018, in Class A Common Stock, the S&P 500 Index and the S&P A&D Index, and reflects the reinvestment of dividends. The stock price performance included in the graph below is not indicative of future stock performance. Notwithstanding anything set forth in any of our previous filings under the Securities and Exchange Act, which might be incorporated into future filings in whole or part, including this Form 10-K, the following performance graph shall not be deemed incorporated by reference into any such filings.



Comparison of Five-Year Cumulative Return

Matters Affecting our Foreign Stockholders

In order to aid in our compliance with our NRC license, our certificate of incorporation gives us certain rights with respect to shares of our Common Stock held (beneficially or of record) by foreign persons. Foreign persons are defined in our certificate of incorporation to include, among others, an individual who is not a U.S. citizen, an entity that is organized under the laws of a non-U.S. jurisdiction, and an entity that is controlled by individuals who are not U.S. citizens or by entities that are organized under the laws of non-U.S. jurisdictions.

The occurrence of any one or more of the following events is a "foreign ownership review event" and triggers the board of directors' right to take various actions under our certificate of incorporation: (1) the beneficial ownership by a foreign person of (a) 5% or more of the issued and outstanding shares of any class of our equity securities, (b) 5% or more in voting power of the issued and outstanding shares of all classes of our equity securities, or (c) less than 5% of the issued and outstanding shares of any class of our equity securities or less than 5% of the voting power of the issued and outstanding shares of all classes of our equity securities, if such foreign person is entitled to control the appointment and tenure of any of our management positions or any director; (2) the beneficial ownership of any shares of any class of our equity securities by or for the account of a foreign uranium enrichment provider or a foreign competitor (referred to as "contravening persons"); or (3) any ownership of, or exercise of rights with respect to, shares of any class of our equity securities or other exercise or attempt to exercise control of us that is inconsistent with, or in violation of, any regulatory restrictions, or that could jeopardize the continued operations of our facilities (an "adverse regulatory occurrence"). These rights include requesting information from holders (or proposed holders) of our securities, refusing to permit the transfer of securities by such holders, suspending or limiting voting rights of such holders, redeeming or exchanging shares of our stock owned by such holders on terms set forth in our certificate of incorporation, and taking other actions that we deem necessary or appropriate to ensure compliance with the foreign ownership restrictions.

For information regarding the foreign ownership restrictions set forth in our certificate of incorporation, please refer to — Part I, Item 1A, *Risk Factors - Our certificate of incorporation gives us certain rights with respect to equity securities held (beneficially or of record) by foreign persons. If levels of foreign ownership set forth in our certificate of incorporation are exceeded, we have the right, among other things, to redeem or exchange common stock held by foreign persons, and in certain cases, the applicable redemption price or exchange value may be equal to the lower of fair market value or a foreign person's purchase price.*

**Item 6. [*Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and related notes appearing elsewhere in this report.

This discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from the results discussed in the forward-looking statements particularly in light of the economic, social and market uncertainty created by, among other things, the war in Ukraine. See "Forward-Looking Statements" at the beginning of this Annual Report on Form 10-K.

Overview

Centrus, a Delaware corporation (the "Company", "we" or "us"), is a trusted supplier of nuclear fuel components and services for the nuclear power industry, which provides a reliable source of carbon-free energy. References to "Centrus", the "Company", "our", or "we" include Centrus Energy Corp. and its wholly-owned subsidiaries as well as the predecessor to Centrus, unless the context indicates otherwise.

Published spot price indicators for SWU reached historic highs in April 2009 at $163 per SWU. In the years following the 2011 Fukushima accident in Japan, spot prices declined more than 75%, bottoming out in August 2018 at $34 per SWU. This was followed by a slow and steady rise, reaching $56 per SWU by December 31, 2021. In 2022, spot prices increased substantially, reaching $110 per SWU by December 31, 2022. In 2023, spot prices continued to increase, reaching $155 per SWU by December 31, 2023. This represents an increase of 41% since the beginning of the year and 356% over the 2018 historic low. This sudden surge in the SWU spot price has been driven by uncertainty created as a result of Russia's invasion of Ukraine, coupled with growing interest in nuclear power as a source of secure and carbon-free energy.

When Russian supply is included, the uranium enrichment segment of the global nuclear fuel market is oversupplied, but without Russian supply, the global market would be undersupplied for uranium enrichment. Further, it is not clear that there are sufficient inventories of enriched uranium in the United States to compensate for a loss of Russian supply, absent new capacity that will take a number of years to deploy. A report issued by the International Atomic Energy Agency in 2023, for example, reported that while U.S. utilities may have enough inventory to cover one reload of their reactors, "truly strategic physical stockpiles are almost non-existent."[2]

Changes in the supply-demand balance and in the competitive landscape arising from the war in Ukraine may affect pricing trends, change customer spending patterns, and create uncertainty in the uranium market. At the same time, there remains uncertainty about future demand for nuclear power generation. To address these changes, we will continue to evaluate opportunities to grow our business organically or through acquisitions and other strategic transactions.

Under the HALEU Demonstration Contract, Centrus was engaged by the DOE to construct a cascade of 16 AC100M centrifuges in Piketon to demonstrate HALEU production. The Company's goal under the HALEU Demonstration Contract was to complete the demonstration and scale up production of HALEU and LEU, to meet the needs of new and existing reactors as well as national security and other U.S. government requirements for enriched uranium. The HALEU Demonstration Contract was originally set to expire on June 1, 2022; however, it was extended through November 30, 2022. The Company is currently performing closeout activities on the HALEU Demonstration Contract. The DOE elected to change the scope of the HALEU Demonstration Contract and moved the operational portion of the demonstration to a new, competitively-awarded contract that would provide for operations beyond the term of the existing HALEU Demonstration Contract. The DOE has incrementally increased funds on the HALEU Demonstration Contract with total funding to date of $173.0 million.

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[2] International Atomic Energy Agency, "Global Inventories of Secondary Uranium Supplies" (IAEA-TECDOC-2030), p. 54 (2023).

On November 10, 2022, after a competitive solicitation, the DOE notified Centrus that the Company had won the HALEU Operation Contract and work began December 1, 2022. The base contract value is approximately $150 million in two phases through 2024. Phase 1 included an approximately $30 million cost share contribution from Centrus matched by approximately $30 million from the DOE to complete construction of the cascade, begin operations and produce the initial 20 kilograms of HALEU UF$_6$ by no later than December 31, 2023.

Phase 2 of the contract includes continued operations and maintenance, and production for a full year at an annual production rate of 900 kilograms of HALEU UF$_6$. The DOE will own the HALEU produced from the demonstration cascade and Centrus will be compensated on a cost-plus-incentive-fee basis, with an expected Phase 2 contract value of approximately $90 million, subject to Congressional appropriations. The HALEU Operation Contract also gives DOE three 3-year options to pay for up to nine additional years of production from the cascade beyond the base contract; those options are at the DOE's sole discretion and subject to the availability of Congressional appropriations. Concurrently, pursuant to an amendment to our lease for the Piketon facility, the DOE assumed all D&D liabilities arising out of the HALEU Operation Contract.

Under the HALEU Operation Contract, DOE is contractually required to provide the 5B Cylinders necessary for us to collect the output of the cascade, but supply chain challenges have created difficulties for DOE in securing 5B Cylinders for the entire production year. To support the DOE in mitigating the risk of further delays in delivery of 5B Cylinders, the Company received technical direction and a contract modification from the DOE to procure compliant 5B Cylinders and components while the contractual obligation to furnish compliant 5B Cylinders under the HALEU Operation Contract continues to rest with the DOE. During periods where 5B Cylinders are insufficient, the Company will not be able to produce HALEU, but will be able to continue operations of the cascade and perform preventive maintenance and regulatory compliance type activities. Centrus anticipates that the delays in obtaining sufficient 5B Cylinders will be temporary, but no longer expects to achieve delivery of the 900 kilograms of HALEU UF$_6$ anticipated for Phase 2 of the contract which extends through November 2024. The target fee for Phase 2 of the contract had been estimated to be $7.5 million based on the estimated costs for the contract and is subject to a contract minimum fee of $6.9 million. The Company is also performing additional work on infrastructure and facility repairs under DOE's technical direction and subsequent contract modification. For further details refer to Item 1 - *Business - Technical Solutions - Government Contracting.*

On February 9, 2023, the Company announced that construction and initial testing of the demonstration cascade and most of the support systems were complete. On June 12, 2023, following the completion of its operational readiness reviews, the NRC issued a letter authorizing the Company to introduce uranium hexafluoride into the HALEU cascade of centrifuges. This was a critical milestone in advancing toward the production of HALEU and the final NRC approval required before starting enrichment operations. During the third quarter of 2023, the Company completed construction of the remaining support systems, including a fissile materials storage area, for HALEU storage. On September 6, 2023, the Company announced that it was conducting final system tests and other preparations so that production of HALEU could begin. On September 21, 2023, the NRC granted final approval for the company to produce the quantity of HALEU required by Phase 1 of the contract. On October 11, 2023, the Company announced that it began enrichment operations in Piketon, Ohio. On November 7, 2023, the Company announced that it made its first delivery of HALEU to the DOE, completing Phase 1 by successfully demonstrating its HALEU production process. During November 2023, the Company transitioned to Phase 2 of the HALEU Operation Contract.

The DOE is contemplating awarding additional contracts to ensure availability of HALEU for the ARDP and for the advanced reactor market in general, and received a $700 million congressional appropriation from the Inflation Reduction Act as a first step in establishing a domestic supply chain for HALEU. On June 5, 2023, the DOE issued two draft requests for proposals ("RFPs") seeking public comment, the first focusing on production of HALEU and the second focusing on deconversion of HALEU into different forms used to fabricate fuels needed by various advanced reactor developers. Centrus submitted comments in response to the draft RFPs to ensure the RFPs promote deployment of HALEU capacity to meet U.S. commercial and government needs for HALEU produced with U.S. technology. On November 28, 2023, the DOE issued an RFP focusing on deconversion of HALEU and on January 9, 2024, issued an RFP focusing on the production of HALEU. The Company expects to bid on both RFPs, with the goal of expanding HALEU production capability at the Piketon facility, subject to, among other things, availability of funding and/or offtake commitments.

The war in Ukraine has contributed to a significant increase in market prices for enrichment and prompted calls for public and private investment in new, domestic uranium enrichment capacity not only for HALEU production but also for LEU production to support the existing fleet of reactors. As a result, Centrus is exploring the opportunity to deploy LEU enrichment alongside HALEU enrichment to meet a range of commercial and U.S. government requirements, which would bring cost synergies while increasing revenue opportunities. Our ability to deploy LEU and/or HALEU enrichment, and the timing, sequencing, and scale of those capabilities, is subject to the availability of funding and/or offtake commitments.

The Energy Act of 2020, which was signed into law in December 2020, requires the DOE to establish a program to support the availability of HALEU for civilian domestic research, development, demonstration, and commercial use. The Energy Act also reauthorized DOE nuclear energy research, development, demonstration, and commercial application activities, including advanced fuel, research and development for advanced reactors, used fuel technologies, and integration of nuclear energy systems for both existing plants and advanced nuclear concepts. It also authorized the funding of an ARDP which was launched by the DOE in May 2020. There are a number of advanced reactors under development that would use HALEU. Nine of the ten advanced reactor designs selected by the DOE for its ARDP will require HALEU. Various agencies of the U.S. government, including the U.S. Department of Defense, the Defense Advanced Research Projects Agency, and the DOE supporting the development of microreactors which demonstrates the focus on both the development of microreactors and the ultimate need for HALEU. We believe our investments in advanced enrichment technology and our progress in demonstrating HALEU production will position the Company to meet the needs of government and commercial customers in the future as they deploy advanced reactors and next generation fuels and also offers potential cost synergies for a return to LEU production. Further, the Company is taking steps to pursue, including through the exploration of strategic partnerships, technologies that are complementary to HALEU production and critical to the HALEU ecosystem, including deconversion and fuel fabrication.

While the monthly price indicators have increased for several years, the uranium enrichment segment of the nuclear fuel market remains oversupplied and faces uncertainty about future demand for nuclear power generation. However, without Russian supply, the global market would be undersupplied for uranium enrichment. Changes in the competitive landscape affect pricing trends, change customer spending patterns, and create uncertainty. To address these changes, we have taken steps to adjust our cost structure; we may seek further adjustments to our cost structure and operations and evaluate opportunities to grow our business organically or through acquisitions and other strategic transactions.

We are also actively considering, and expect to consider from time to time in the future, potential strategic transactions, which could involve, without limitation, acquisitions and/or dispositions of businesses or assets, joint ventures or investments in businesses, products or technologies, or changes to our capital structure. In connection with any such transaction, we may seek additional debt or equity financing, contribute or dispose of assets, assume additional indebtedness, or partner with other parties to consummate a transaction.

Refer to Part I, Item 1 - *Business*, for additional information.

Market Conditions and Outlook

The global nuclear industry outlook has begun to improve after many years of decline and stagnation. The development of advanced small and large-scale reactors, innovative advanced fuel types, and the commitment of nations to begin deploying or to increase the share of nuclear power in their nations has created optimism in the market. Part of the momentum has resulted from efforts to lower greenhouse gas emissions to combat climate change and improve health and safety.

According to the WNA, as of January 2024, there were approximately 60 reactors under construction worldwide, about a third of which are in China. The United States, with over 90 operating reactors, remains the world's largest market for nuclear fuel. The nuclear industry in the United States, Japan, and Europe faces headwinds as well as opportunities. In the United States, the industry has been under pressure from the expansion of subsidized renewable energy as well as relatively low-cost natural gas resources in recent years, although natural gas prices in the U.S. electricity sector tripled between 2020 and 2022 according to data from the EIA. Twelve U.S. reactors have prematurely shut down in the past ten years and others could shut down in the next few years. At the same time, one large reactor is under construction, and the DOE recently released a report outlining a pathway to deployment of approximately 200 gigawatts of additional capacity by 2050 which would triple the nuclear energy capacity in the United States.

The IEA projects that global nuclear energy generation will grow substantially in the next three decades. In the IEA's 2023 *World Energy Outlook*, nuclear generation is forecasted to grow by 25 percent by 2030 and 45 percent by 2040 under the "Stated Policies" scenario. In the "Net Zero Emissions by 2050" scenario, nuclear generation would grow by 47 percent by 2030 and more than double by 2040.



Source: International Energy Agency, 2023 World Energy Outlook, Tables A.3a, A.3b and A.3c

As a consequence of the March 2011 earthquake and tsunami in Japan, over 60 reactors in Japan and Germany were taken offline, and other countries curtailed or slowed their construction of new reactors or accelerated the retirement of existing plants. Eleven reactors in Japan have restarted and additional reactors are expected to restart through 2024; more of Japan's reactors are expected to restart in subsequent years. Due to the war in Ukraine, the EU is encouraging its member countries to reconsider the planned early retirement of existing plants in order to reduce reliance on Russian gas imports.

In October 2020, the DOC reached an agreement with the Russian Federation on an extension of the RSA, a trade agreement which allows for Russian-origin nuclear fuel to be exported to the United States in limited quantities. The two parties agreed to extend the agreement through 2040 and to set aside a significant portion of the annual quota for Centrus' shipments to the United States through 2028 to execute our long-term TENEX Supply Contract with TENEX. This outcome allows for sufficient quota for Centrus to continue serving its utility customers and support its investments in building new capacity. Use of this quota is subject to compliance with limitations under the RSA. These limitations include a requirement that we return UF_6 to TENEX for the LEU we receive under the TENEX Supply Contract at approximately the same time that we deliver the LEU to our customers. Our ability to meet this requirement depends on the capacity or willingness of the facilities where natural uranium is supplied to us by customers, to allow us to deliver this natural uranium to TENEX. We were recently notified by one facility that it will no longer receive natural uranium for TENEX. As a result, we will need to rely to a greater extent on deliveries at other processors or explore other options in order to comply with the RSA's natural uranium delivery requirement.

On July 13, 2023, the Company and TerraPower, LLC ("TerraPower") entered into a memorandum of understanding ("MOU") to expand their collaboration aimed at establishing commercial-scale, domestic production capabilities for HALEU to fuel the Natrium TM reactor that TerraPower is building in Wyoming. Under this MOU, the Company and TerraPower will explore collaboration to ensure the Natrium demonstration reactor has access to HALEU at the milestones necessary to meet the project's 2030 operation date. Subject to a definitive agreement to be negotiated, Centrus would work toward scaling up production capacity with additional centrifuge cascades to meet TerraPower's fuel requirements.

On August 28, 2023, the Company and Oklo Inc. ("Oklo") announced a new MOU to support the deployment of Oklo's advanced fission powerhouses and advanced nuclear fuel production in Southern Ohio subject to a definitive agreement to be negotiated. Oklo and Centrus plan to enter into a broad range of collaboration programs supporting the development and operation of Oklo's Aurora powerhouses, including supply of HALEU produced by Centrus at the Piketon, Ohio facility. Centrus also intends to buy clean, reliable, and affordable energy from Oklo's planned Ohio plants to power its HALEU production facility.

The war in Ukraine has escalated tensions between Russia and the international community. As a result, the United States and other countries have imposed, and may continue imposing, additional sanctions and export controls against certain Russian products, services, organizations and/or individuals. While sanctions imposed to date do not preclude the import of Russian uranium products into the United States, it is possible that additional restrictions could be added in the future that would affect our ability to purchase and re-sell Russian uranium enrichment, or implement the TENEX Supply Contract, which could have a negative material impact on our business. Further, sanctions by the United States, Russia or other countries may impact our ability and cost to transport, export, import, take delivery, or make payments related to the LEU we purchase and may require us to increase purchases from non-Russian sources to the extent available. For example, due to restrictions imposed by Canada on the ability of Canadian persons and entities to provide ocean transportation services to Russia, a permit is required for our shipper, a Canadian company, to transport the LEU that we procure under the TENEX Supply Contract to the United States. A Canadian permit issued to our shipper was recently extended to early July 2024, but for so long as the sanctions remain in place, the shipper will require further extensions for us to continue to use the shipper for imports of this LEU beyond July 2024.

In response to the war in Ukraine, there have been proposals in U.S. Congress and elsewhere to ban imports of uranium products that could affect our ability to import LEU in one or more years under the TENEX Supply Contract. In December 2023, for example, the U.S. House of Representatives passed H.R. 1042, the "Prohibiting Russian Uranium Imports Act", that, if enacted into law, would ban imports of LEU from Russia beginning ninety (90) days after the date of enactment. Any U.S. ban on imports of Russian LEU would represent a significant risk to our business. Through 2027, well over one-half of the LEU that we expect to deliver to customers will come from material supplied to us under the TENEX Supply Contract. While we have other sources, they are not sufficient to replace the TENEX supply. Accordingly, if the current proposals in Congress are adopted, we would apply for waivers from the Secretary of Energy to allow us to continue supplying our customers, which are uncertain to be granted at this time. Refer to Part 1, Item 1- *Business* and Item 1A - *Risk Factors, Operational Risks and - War in Ukraine Risks*, for further discussion.

In addition to limitations targeted specifically at imports of LEU, the expanding sanctions imposed by the United States and foreign governments on the mechanisms used to make payments to Russia and to obtain services including transportation and other services have increased the risk that implementation of the TENEX Supply Contract may be disrupted in the future.

Given all the foregoing, we continue to monitor the situation closely and assess the potential impact of any new sanctions and how the impact on the Company might be mitigated.

For further discussion of these risks and uncertainties, refer to Part I, Item 1A, *Risk Factors - The current war in Ukraine and related international sanctions and restrictions on trade could have a material adverse impact on our business, results of operations, and financial condition.*

Operating Results

Our revenues, operating results, and cash flows can fluctuate significantly from quarter to quarter and year to year. Our Order Book in the LEU segment consists primarily of long-term, fixed commitment contracts, and we have visibility on a significant portion of our revenue for 2024-2026.

Given the current uncertainty and disruption in the market, due to among other things, the war in Ukraine, we are no longer providing guidance on our results of operations for 2024. Please see *Forward Looking Statements* at the beginning of this Annual Report on Form 10-K.

Our Order Book in the LEU segment extends to 2030. As of December 31, 2023 and December 31, 2022, our Order Book was approximately $1.0 billion. The Order Book is the estimated aggregate dollar amount of revenue for future SWU and uranium deliveries, and includes approximately $0.3 billion of deferred revenue and advances from customers as of December 31, 2023, whereby customers have made advance payments to be applied against future deliveries. No orders in our Order Book are considered at risk related to customer operations. These medium and long-term contracts are subject to significant risks and uncertainties, including existing import laws and restrictions, such as the RSA, which limits imports of Russian uranium products into the United States and applies to our sales using material procured under the TENEX Supply Contract as well as the potential for additional sanctions and other restrictions in response to the evolving situation regarding the war in Ukraine.

Our future operating results are subject to uncertainties that could affect results either positively or negatively. Among the factors that could affect our results are the following:

- Armed conflicts, including the war in Ukraine, government actions and other events or third-party actions that disrupt supply chains, production, transportation, payments, and importation of nuclear materials or other critical supplies or services;

- The potential for sanctions and other measures affecting the importation, sales or purchases of SWU or uranium or goods or services required for the purchase or delivery of such SWU or uranium;

- The availability and terms of additional purchases or sales of SWU and uranium;

- Conditions in the LEU and energy markets, including pricing, demand, operations, government restrictions on imports, exports or investments, and regulations of our business and activities and those of our customers, suppliers, contractors, and subcontractors;

- Timing of customer orders, related deliveries, and purchases of LEU or LEU components;

- Costs of and future funding and demand for HALEU;

- Financial market conditions and other factors that may affect pension and benefit liabilities and the value of related assets;

- The outcome of legal proceedings and other contingencies;

- Potential use of cash for strategic or financial initiatives;

- Actions taken by customers and suppliers, including actions that might affect existing contracts;

- The government's inability to satisfy its obligations, including supplying government furnished equipment under its agreements with the Company or processing security clearances due to a shutdown or other reasons; and

- Market, international trade, and other conditions impacting Centrus' customers and the industry.

For further discussion of these risks and uncertainties, refer to Part I, Item 1A, *Risk Factors*.

Revenue

We have two reportable segments: the LEU segment and the Technical Solutions segment.

Revenue from our LEU segment is derived primarily from:

- sales of the SWU component of LEU;

- sales of natural uranium hexafluoride, uranium concentrates or uranium conversion; and

- sales of enriched uranium product that include both the natural uranium hexafluoride and SWU components of LEU.

Our Technical Solutions segment reflects our technical, manufacturing, engineering, and operations services offered to public and private sector customers, including engineering and testing activities as well as technical and resource support currently being performed by the Company. This includes the HALEU Operation Contract and other contracts with public and private sector customers.

SWU and Uranium Sales

Revenue from our LEU segment accounted for approximately 84% of our total revenue for the year ended December 31, 2023. The majority of our customers are domestic and international utilities that operate nuclear power plants, with international sales constituting approximately 40% of revenue from our LEU segment since 2021. Our agreements with electric utilities are primarily medium-term and long-term fixed-commitment contracts under which our customers are obligated to purchase a specified quantity of the SWU component of LEU from us. Contracts where we sell both the SWU and natural uranium hexafluoride components of LEU to utilities or where we sell natural uranium hexafluoride to utilities and other nuclear fuel related companies are generally shorter-term, fixed-commitment contracts. Individual customer orders for the SWU component of LEU fulfilled in 2023 averaged approximately $7.1 million per order. As a result, a relatively small shift in the timing of customer orders for LEU may cause significant variability in our operating results year over year.

Utility customers, in general, have the option to make payment but defer receipt of SWU and uranium products purchased from Centrus beyond the contractual sale period, resulting in the deferral of costs and revenue recognition. Refer to Note 2, *Revenue and Contracts with Customers,* in the Consolidated Financial Statements in Part IV of this Annual Report for further details.

Our financial performance over time can be affected significantly by changes in prices for SWU and natural uranium hexafluoride. Market prices for SWU and uranium hexafluoride significantly declined from 2011 until mid-2018, when they began to trend upward. More recently, market uncertainty in the wake of the Russian invasion of Ukraine has driven SWU and uranium hexafluoride prices sharply higher. Since our Order Book includes contracts awarded to us in previous years, the average SWU price billed to customers typically lags published price indicators by several years. While some newer sales reflect the low prices prevalent in recent years, certain older contracts included in our Order Book have sales prices that are significantly above current market prices.

Recent proposals, including proposed U.S. legislation, to severely limit or cut off supply of LEU from Russia have drawn attention to the potential for significant tightening of supplies in the market. Russian enrichment plants represent 44% of the world's capacity, and Russian capacity significantly exceeds its domestic needs. According to data from the WNA, the annual enrichment requirements of reactors worldwide outside of Russia vastly exceeds the available supply of non-Russian enrichment, which potentially threatens the viability of some reactors, including those in the United States. While inventories and increased production at non-Russian plants may mitigate the shortfall, these options would not fully replace Russian supply. Deployment of new capacity ultimately could replace Russian enrichment but this capacity will take a number of years and significant funding from private or government sources to come online.

The following chart summarizes long-term and spot SWU price indicators, and a spot price indicator for UF_6, as published by TradeTech, LLC in *Nuclear Market Review*:

SWU and Uranium Market Price Indicators*



* Source: *Nuclear Market Review*, a TradeTech publication, www.uranium.info

Our contracts with customers are denominated primarily in U.S. dollars, and, although revenue has not been materially affected by changes in the foreign exchange rate of the U.S. dollar, we may have a competitive price advantage or disadvantage obtaining new contracts in a competitive bidding process depending upon the weakness or strength of the U.S. dollar. Under a customer contract that commenced deliveries in 2023, payments are denominated in euros and the payments are subject to exchange rate risk. Costs of our primary competitors are denominated in other currencies. Our contracts with suppliers are primarily denominated in U.S. dollars. We have a SWU supply agreement that commenced in 2023, with prices payable in a combination of U.S. dollars and euros, but with a contract-defined exchange rate.

On occasion, we will accept payment for SWU in the form of natural uranium hexafluoride. Revenue from the sale of SWU under such contracts is recognized at the time LEU is delivered and is based on the fair value of the natural uranium hexafluoride at contract inception, or as the quantity of natural uranium hexafluoride is finalized, if variable.

Cost of sales for SWU and uranium is based on the amount of SWU and uranium hexafluoride sold and delivered during the period and unit inventory costs. Unit inventory costs are determined using the average cost method. Changes in purchase costs have an effect on inventory costs and cost of sales. Cost of sales includes costs for inventory management at off-site licensed locations. Cost of sales also includes certain legacy costs related to former employees of the Portsmouth GDP and Paducah GDP.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 1, *Summary of Significant Accounting Policies*, of our Consolidated Financial Statements in Part IV of this Annual Report, which were prepared in accordance with U.S. GAAP. U.S. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business are complex and involve many subjective assumptions, estimates and judgments that are, by their nature, subject to substantial risks and uncertainties. Critical accounting estimates are those that require management to make assumptions about matters that are uncertain at the time the estimate is made and for which different estimates, often based on complex judgments, probabilities and assumptions that we believe to be reasonable, but are inherently uncertain and unpredictable, could have a material impact on our operating results and financial condition. It is also possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as the healthcare environment, legislation and regulation. Additionally, changes in accounting rules or their interpretation could significantly affect our results of operations and financial condition.

The sensitivity analyses used below are not intended to provide a reader with our predictions of the variability of the estimates used. Rather, the sensitivities used are included to allow the reader to understand a general cause and effect of changes in estimates.

We have identified the following to be our critical accounting estimates:

Revenue Recognition - Technical Solutions

Revenue for the Technical Solutions segment is recognized over the contractual period as services are rendered. The Company recognizes revenue over time as it performs on these contracts because of the continuous transfer of control to the customer.

The Company determines the transaction price for each contract based on the consideration it expects to receive for the products or services being provided under the contract. If transaction prices are not stated in the contract for each performance obligation, contractual prices are allocated to performance obligations based on estimated relative standalone selling prices of the promised services. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). The Company's contracts with the U.S. government are subject to the FAR and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in the Company's contracts with the U.S. government are typically equal to the selling price stated in the contract. The Company does not contemplate future modifications, including unexercised options until they become legally enforceable. Contracts may be subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract.

In cases where the Company uses the cost-to-cost input method of progress for performance obligations, the extent of progress towards completion is measured based on the proportion of direct costs incurred to date to the total estimated direct costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred. For performance obligations to provide services to the customer, revenue is recognized over time based on direct costs incurred or the right to invoice method (in situations where the value transferred matches the Company's billing rights) as the customer receives and consumes the benefits.

Significant estimates and assumptions are made in estimating revenue under the cost-to-cost method and total estimated costs, including the estimated contract profit/loss. At the outset of a long-term contract, the Company identifies and monitors risks to the achievement of the technical, schedule and cost aspects of the contract, and assesses the effects of those risks on its estimates of revenue and total costs to complete the contract. The estimates consider the technical requirements, schedule and costs. The initial estimated total costs for each contract considers risks surrounding the ability to achieve the technical requirements, schedule and costs in the initial estimated total costs to complete the contract. Total estimated costs may decrease during the performance of the contract if the Company successfully retires risks surrounding the technical, schedule and cost aspects of the contract. Conversely, total estimated costs may increase if the estimated total costs to complete the contract increase. As a significant change in one or more estimates could affect the profitability of the Company's contracts, the Company reviews and updates its contract-related estimates regularly. When estimates of total costs at completion for an integrated, construction type contract exceed total estimates of revenue to be earned on a performance obligation related to complex equipment or related services, a provision for the remaining loss on the performance obligation is recognized in the period the loss is determined. Estimated costs are subject to change during the performance period of the contract and may affect the estimated contract loss.

Asset Valuations

The accounting for SWU and uranium inventories includes estimates and judgments. SWU and uranium inventory costs are determined using the average cost method. Inventories of SWU and uranium are valued at the lower of cost or NRV. NRV is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. The estimated selling price for SWU and uranium under contract is based on the pricing terms of contracts in our Order Book. For uranium not under contract, the estimated selling price is based primarily on published price indicators at the balance sheet date.

Intangible assets originated from our reorganization and application of fresh start accounting as of September 30, 2014. The intangible assets represented the fair value adjustment to the assets and liabilities for our LEU segment. The identifiable intangible assets relate to our Order Book and customer relationships. The Order Book intangible asset is amortized as the Order Book valued at emergence is reduced, principally as a result of deliveries to customers. The customer relationships intangible asset is amortized using the straight-line method over the estimated average useful life of 15 years, with 5 ¾ years of scheduled amortization remaining. The aggregate net balance of identifiable intangible assets was $39.4 million as of December 31, 2023.

The carrying values of the intangible assets are subject to impairment tests whenever events or changes in business circumstances indicate that the carrying amount of the intangible assets may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset, or asset group exceeds its fair value.

Inherent in our fair value determinations are certain judgments and estimates, including projections of future cash flows, the discount rate reflecting the risk inherent in future cash flows, the interpretation of current economic indicators and market valuations, and strategic plans with regard to operations. A change in these underlying assumptions would cause a change in the results of the tests, which could cause the fair value of the intangible asset to be less than its respective carrying amount.

Pension and Postretirement Health and Life Benefit Costs and Obligations

We provide retirement benefits to certain employees and retirees under defined benefit pension plans and postretirement health and life benefit plans. The valuation of benefit obligations and costs is based on provisions of the plans and actuarial assumptions that involve judgments and estimates.

Assets and obligations related to our retiree benefit plans are remeasured each year as of the balance sheet date resulting in differences between actual and projected results for the year. The Company has elected the accounting option to recognize these actuarial gains and losses in the statement of operations in the fourth quarter. The alternative would be to amortize gains and losses into operating results over time. The Company's treatment of recognizing actuarial gains and losses immediately is intended to increase transparency into how movements in plan assets and benefit obligations impact financial results. Immediate recognition of such gains and losses in the statement of operations may cause significant fluctuations in our results of operations. In addition, an interim remeasurement and recognition of gains or losses may be required for a plan during the year if lump sum payments exceed certain levels.

Components of retirement benefit expense/income other than service cost are presented in our Consolidated Statements of Operations as *Nonoperating Components of Net Periodic Benefit Income*. These components consist primarily of the return on plan assets, offset by interest cost as the discounted present value of benefit obligations nears payment. Results also reflect claims experience, changes in mortality and healthcare claim assumptions and changes in market interest rates. Service cost is recognized in *Cost of Sales* (for the LEU segment) and *Selling, General and Administrative* expense.

Nonoperating Components of Net Periodic Benefit Income netted to income of $23.2 million, $6.6 million, and $67.6 million for the year ended December 31, 2023, 2022, and 2021, including a net actuarial gain of $24.6 million for the year ended December 31, 2023, net actuarial loss of $7.8 million for the year ended December 31, 2022, and net actuarial gain of $50.5 million for the year ended December 31, 2021. For the year ended December 31, 2023, the net actuarial gain reflected favorable investment returns relative to the expected return assumption, partially offset by a decrease in interest rates from approximately 5.5% to 5.2%. For the year ended December 31, 2022, the net actuarial loss reflected unfavorable investment returns relative to the expected return assumption, partially offset by an increase in interest rates from approximately 2.8% to 5.5%, favorable investment returns relative to the expected return assumption, and healthcare claims assumption, partially offset by changes in mortality, healthcare costs trend assumptions, and claims experience. For the year ended December 31, 2021, the net actuarial gain reflected an increase in interest rates from approximately 2.5% to 2.8%, favorable investment returns relative to the expected return assumption, and healthcare claims assumption, partially offset by changes in mortality, healthcare costs trend assumptions, and claims experience.

Changes in actuarial assumptions could impact the measurement of benefit obligations and benefit costs, as follows:

- The expected return on benefit plan assets is approximately 6.8% for 2024. The expected return is based on historical returns and expectations of future returns for the composition of the plans' equity and debt securities. A one-half percentage point decrease in the expected return on plan assets would increase annual pension costs by $1.3 million in 2024. However, the net impact of any changes in the expected return on benefit plan assets on the final benefit cost recognized for fiscal year 2024 would be $0 since the actual return on assets would effectively be reflected at December 31, 2024, under our mark-to-market accounting methodology.

- The present value of pension obligations is calculated by discounting long-term obligations using a market interest rate. This discount rate is the estimated rate at which the benefit obligations could be effectively settled on the measurement date and is based on yields of high quality fixed income investments whose cash flows match the timing and amount of expected benefit payments of the plan. Discount rates of approximately 5.2% were used as of December 31, 2023. A one-half percentage point reduction in the discount rate would increase the valuation of pension benefit obligations by $13.0 million and postretirement health and life benefit obligations by $3.7 million, and the resulting changes in the valuations would decrease the aggregate service cost and interest cost components of annual pension costs and postretirement health and life benefit costs by $0.9 million and $0.3 million, respectively.

- The healthcare costs trend rates are 7% projected in 2024 reducing to a final trend rate of 5% by 2032. The healthcare costs trend rate represents our estimate of the annual rate of increase in the gross cost of providing benefits. The trend rate is a reflection of health care inflation assumptions, changes in healthcare utilization and delivery patterns, technological advances, and changes in the health status of our plan participants.

Income Taxes

During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. To the extent that the final tax outcome of these matters is different than the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made.

Accounting standards prescribe a minimum recognition threshold that a tax position is required to meet before the related tax benefit may be recognized in the financial statements. As of December 31, 2023, the liability for unrecognized tax benefits, included in *Other Long-Term Liabilities* on the Consolidated Balance Sheet in Part IV of this Annual Report, was $2.9 million and accrued interest and penalties totaled $0.3 million.

Accounting for income taxes involves estimates and judgments relating to the tax bases of assets and liabilities and the future recoverability of deferred tax assets. In assessing the realization of deferred tax assets, we determine whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating sufficient taxable income in future years when deferred tax assets are recoverable or are expected to reverse. Factors that may affect estimates of future taxable income include, but are not limited to, competition, changes in revenue, costs or profit margins, market share, and developments related to the American Centrifuge technology. In practice, positive and negative evidence is reviewed with objective evidence receiving greater weight. If, based on the weight of available evidence, it is more likely than not that all, or some portion, of the deferred tax assets will not be realized, we record a valuation allowance. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for all, or some portion, of the deferred tax assets.

All available positive and negative evidence is analyzed quarterly to determine the amount of the valuation allowance. A full valuation allowance against the federal and state net deferred assets was first recorded in the fourth quarter of 2011 because of significant losses and other negative evidence.

In the second quarter of 2020, the valuation allowance on the state net deferred tax assets for the LEU segment was released due to a return to profitability that led to cumulative income for state income tax purposes. A full valuation allowance against the federal and state net deferred tax assets for the rest of the business remained throughout 2020 because negative evidence, including cumulative losses, outweighed positive evidence.

In 2021, Centrus evaluated both positive and negative evidence that was objectively verifiable to determine the amount of the federal valuation allowance that was required on Centrus' federal deferred tax assets. Centrus considered both its achievement of sustained profitability and cumulative income in 2021, as well as the forecasted income to be significant forms of positive evidence. Negative evidence included uncertainty in and the lack of objectively verifiable evidence for profitability in later years when Centrus' existing Order Book and supply contracts reach expiration in its LEU segment. In Centrus' Technical Solutions segment, negative evidence included uncertainty in the future funding of the HALEU enrichment facility and thus, no assumptions for the future funding of the HALEU enrichment facility were included in the forecast model because it was not objectively verifiable. Centrus determined that the positive evidence outweighed the negative evidence and supported a release of the federal valuation allowance. However, due to lack of objectively verifiable information in later years, it was determined that forecasted future income was not sufficient to realize all the deferred tax assets. Therefore, Centrus recorded a $40.7 million partial release of its federal valuation allowance in the fourth quarter of 2021. Based on an analysis of the positive and negative evidence, it was determined that no change to the federal valuation allowance was necessary in 2022.

The Company evaluated both positive and negative evidence that was objectively verifiable to determine the amount of the federal valuation allowance that was required on Centrus' federal deferred tax assets. Centrus has visibility on a significant portion of revenue in the LEU segment for 2023 through 2026, primarily from its long-term sales contracts. Centrus determined that the positive evidence of increased forecasted future income in the LEU segment based on existing sales Order Book and supply contracts along with commodity market forward pricing indicators, supported the release of the federal valuation allowance. However, due to lack of objectively verifiable information in later years, it was determined that forecasted future income was not sufficient to realize all the deferred tax assets. Therefore, Centrus recorded a partial release of its federal valuation allowance. In the third and fourth quarters of 2023, respectively, Centrus released $7.7 million and $11.7 million of the valuation allowance against its federal net deferred tax assets.

The Company continues to maintain a partial valuation allowance against its remaining federal and state net deferred tax assets due to significant federal and state net operating losses and insufficient future taxable income. As of December 31, 2023, the valuation allowance against the remaining federal and state net deferred tax assets was $382.4 million.

Going forward, Centrus will continue to evaluate both positive and negative evidence that would require changes to the remaining federal and state valuation allowances. Such evidence in our Technical Solutions segment may include events that could have a significant impact on pre-tax income, such as signing new contracts with significantly higher or lower margins than currently forecasted, follow-on work related to the HALEU program, or abandonment of the commercial deployment of the centrifuge technology. Refer to Part I, Item 1A, *Risk Factors* for more information. Such evidence in our LEU segment may include renewing SWU sales contracts with existing customers and/or signing new SWU sales or purchase contracts with significantly higher or lower margins than currently forecasted. Additional evidence in the LEU segment may include potential deferrals in the timing of deliveries requested by its customers, which could impact revenue recognition timing. The impact of these and other potential positive and negative events will be weighed and evaluated to determine if the valuation allowances should be increased or decreased in the future.

Results of Operations

Set forth below are our results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022. We have omitted discussion of 2021 results where it would be redundant to the discussion previously included in Item 7 of our 2022 Annual Report on Form 10-K, filed with the SEC on February 22, 2023.

Segment Information

The following table presents elements of the accompanying Consolidated Statements of Operations that are categorized by segment (dollar amounts in millions):

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

	Year Ended December 31,			
	2023	2022	$ Change	% Change
LEU segment				
Revenue:				
SWU revenue	$ 208.2	$ 196.2	$ 12.0	6 %
Uranium revenue	60.8	39.4	21.4	54 %
Total	269.0	235.6	33.4	14 %
Cost of sales	163.9	105.0	58.9	56 %
Gross profit	$ 105.1	$ 130.6	$ (25.5)	(20)%
Technical Solutions segment				
Revenue	$ 51.2	$ 58.2	$ (7.0)	(12)%
Cost of sales	44.2	70.9	(26.7)	(38)%
Gross profit (loss)	$ 7.0	$ (12.7)	$ 19.7	155 %
Total				
Revenue	$ 320.2	$ 293.8	$ 26.4	9 %
Cost of sales	208.1	175.9	32.2	18 %
Gross profit	$ 112.1	$ 117.9	$ (5.8)	(5)%

Revenue

Revenue from the LEU segment was $269.0 million and $235.6 million for the year ended December 31, 2023 and 2022, respectively, an increase of $33.4 million (or 14%). SWU revenue increased $12.0 million (or 6%) due to a 37% increase in the volume of SWU sold, partially offset by a 23% decrease in the average price of SWU sold. Uranium revenue increased $21.4 million (or 54%). The increase was driven by a 49% increase in the volume of UF_6 sold and a 18% increase in the average price of UF_6 sold. Revenue from sales of U_3O_8 was $0 and $4.9 million for the year ended December 31, 2023 and 2022, respectively.

Revenue from the Technical Solutions segment was $51.2 million and $58.2 million for the year ended December 31, 2023 and 2022, respectively, a decrease of $7.0 million (or 12%). This decrease was driven by decreased work performed under the HALEU Demonstration Contract, other contracts, and the X-energy contract of $45.4 million, $4.8 million, and $3.2 million, respectively. This was partially offset by increased work performed under the HALEU Operation Contract of $46.4 million.

Cost of Sales

Cost of sales for the LEU segment was $163.9 million and $105.0 million for the year ended December 31, 2023 and 2022, respectively, an increase of $58.9 million (or 56%). The volume of SWU and UF_6 sold increased by 37% and 49%, respectively, and the average SWU and UF_6 unit cost increased by 8% and 31%, respectively. Cost of sales of U_3O_8 was $0 and $3.6 million for the year ended December 31, 2023 and 2022, respectively.

Cost of sales for the Technical Solutions segment was $44.2 million and $70.9 million for the year ended December 31, 2023 and 2022, respectively, a decrease of $26.7 million (or 38%). This decrease was driven by decreased work performed under the HALEU Demonstration Contract, other contracts, and the X-energy contract of $37.6 million, $6.3 million and $3.2 million, respectively. This was partially offset by an increase in work performed under the HALEU Operation Contract of $20.4 million. The costs related to the HALEU Operation Contract for the year ended December 31, 2022 included the $21.3 million accrued loss for Phase 1 of the HALEU Operation Contract. For details on HALEU Operation and Demonstration Contract accounting, refer to *Technical Solutions - Government Contracting* above.

Gross Profit

The Company recognized a gross profit of $112.1 million and $117.9 million for the year ended December 31, 2023 and 2022, respectively, a decrease of $5.8 million (or 5%).

Gross profit for the LEU segment was $105.1 million and $130.6 million for the year ended December 31, 2023 and 2022, respectively, a decrease of $25.5 million (or 20%). The decrease was due primarily due to the specific contract and pricing mix of SWU contracts and the timing of their deliveries year over year. This was reflected by an increase in the volume of SWU sold and a decrease in the average profit margin per SWU.

Gross profit for the Technical Solutions segment was $7.0 million for the year ended December 31, 2023 and netted to a loss of $12.7 million for the year ended December 31, 2022, a change of $19.7 million (or 155%). The change was attributable to an increase in gross profit generated from the HALEU Operation Contract and other contracts of $26.0 million and $1.5 million, respectively, partially offset by a $7.8 million decrease in gross profit generated from the HALEU Demonstration Contract.

Non-Segment Information

The following table presents elements of the accompanying Consolidated Statements of Operations that are not categorized by segment (dollar amounts in millions):

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

	Year Ended December 31,			
	2023	2022	$ Change	% Change
Gross profit	$ 112.1	$ 117.9	$ (5.8)	(5)%
Advanced technology costs	14.2	14.8	(0.6)	(4)%
Selling, general and administrative	35.6	33.9	1.7	5 %
Amortization of intangible assets	6.3	9.0	(2.7)	(30)%
Special charges for workforce reductions	3.6	0.5	3.1	620 %
Operating income	52.4	59.7	(7.3)	(12)%
Nonoperating components of net periodic benefit income	(23.2)	(6.6)	(16.6)	(252)%
Interest expense	1.3	0.5	0.8	160 %
Investment income	(8.7)	(2.0)	(6.7)	(335)%
Other income, net	(1.5)	—	(1.5)	n/a
Income before income taxes	84.5	67.8	16.7	25 %
Income tax expense	0.1	15.6	(15.5)	(99)%
Net income	$ 84.4	$ 52.2	$ 32.2	62 %

Amortization of Intangible Assets

Amortization of intangible assets was $6.3 million and $9.0 million for the year ended December 31, 2023 and 2022, respectively, a decrease of $2.7 million (or 30%). Amortization expense for the intangible asset related to the September 2014 sales Order Book is a function of SWU sales volume under that Order Book, and amortization expense for the intangible asset related to customer relationships is amortized on a straight-line basis.

Special Charges for Workforce Reductions

Special charges for workforce reductions was $3.6 million and $0.5 million for the year ended December 31, 2023 and 2022, respectively, an increase of $3.1 million (or 620%). Special charges for workforce reductions represents employee-related costs for severance and other related benefits. The increase was due primarily to an increase in severance expense of $3.1 million. In December 2023, the Company recorded a severance charge of $3.6 million related to the separation of one executive under the provisions of the Executive Severance Plan which provides severance benefits to certain covered executives.

Nonoperating Components of Net Periodic Benefit Income

Nonoperating components of net periodic benefit income was $23.2 million and $6.6 million for the year ended December 31, 2023 and 2022, respectively, an increase of $16.6 million (or 252%). For the year ended December 31, 2023, nonoperating components of net periodic benefit income consist primarily of the partial annuitization of one pension plan in October 2023 of ($28.6) million and other investment income and gains on plan assets of ($3.1) million, partially offset by a decrease in discount rates of $8.5 million. For the year ended December 31, 2022, nonoperating components of net periodic benefit income consist primarily of ($164.1) million related to an increase in discount rates, offset by a loss of $137.0 million on plan assets and $20.5 million of additional costs which include interest costs amortized during the year.

Investment Income

Investment income was $8.7 million and $2.0 million for the year ended December 31, 2023 and 2022, respectively, an increase of $6.7 million (or 335%). The Company's investment income represents interest earned on operating cash, which is primarily held in money market accounts. The increase was due primarily to an increase in interest rates.

Income Tax Expense

Income tax expense was $0.1 million and $15.6 million for the year ended December 31, 2023 and 2022, respectively, a decrease to the income tax expense of $15.5 million (or 99%). For the year ended December 31, 2023, income tax expense consists of federal income tax benefit of ($0.7) million, permanent differences of $4.8 million, and state income tax expense of $0.8 million. For the year ended December 31, 2022, income tax expense consists of federal income tax of $14.9 million, permanent differences of $3.5 million, and state income tax expense of $0.7 million. The state income tax expense for the year ended December 31, 2023 and 2022, primarily relates to an accrual for a current unrecognized tax benefit offset by the reversal of a previously accrued unrecognized tax benefit.

Net Income

Net income was $84.4 million and $52.2 million for the year ended December 31, 2023 and 2022, respectively, an increase of $32.2 million (or 62%). The increase was primarily driven by an increase in nonoperating components of net periodic benefit income of $16.6 million, a decrease in income tax expense of $15.5 million, and an increase in investment income of $6.7 million, partially offset by a decrease in gross profit of $5.8 million.

Net Income per Share

Refer to Note 15, *Net Income per Common Share,* of the Consolidated Financial Statements in Part IV of this Annual Report.

The Company measures Net Income and Net Income per Share both on a GAAP basis and on an adjusted basis to exclude deemed dividends allocable to retired preferred stock shares and the warrant modification ("Adjusted Net Income" and "Adjusted Net Income per Share"). We believe Adjusted Net Income and Adjusted Net Income per Share, which are non-GAAP financial measures, provide investors with additional understanding of the Company's financial performance as well as its strategic financial planning analysis and period-to-period comparability. These metrics are useful to investors because they reflect how management evaluates the Company's ongoing operating performance from period-to-period after removing certain transactions and activities that affect comparability of the metrics and are not reflective of the Company's core operations.

	Three Months Ended December 31,			Year Ended December 31,		
	2023	2022	2021	2023	2022	2021
Numerator (in millions):						
Net income	$ 56.3	$ 21.3	$ 116.2	$ 84.4	$ 52.2	$ 175.0
Less: Distributed earnings allocable to warrant modification	—	1.5	—	—	1.5	—
Less: Preferred stock dividends - undeclared and cumulative	—	—	—	—	—	2.1
Less: Distributed earnings allocable to retired preferred shares	—	—	31.0	—	—	37.6
Net income allocable to common stockholders	$ 56.3	$ 19.8	$ 85.2	$ 84.4	$ 50.7	$ 135.3
Plus: Distributed earnings allocable to warrant modification	$ —	$ 1.5	$ —	$ —	$ 1.5	$ —
Plus: Distributed earnings allocable to retired preferred shares	—	—	31.0	—	—	37.6
Adjusted net income, including distributed earnings allocable to retired preferred shares and warrant modification (Non-GAAP)	$ 56.3	$ 21.3	$ 116.2	$ 84.4	$ 52.2	$ 172.9
Denominator (in thousands) (a):						
Average common shares outstanding - basic	15,461	14,648	13,873	15,212	14,601	13,493
Average common shares outstanding - diluted	15,732	15,029	14,278	15,501	14,988	13,879
Net Income per Share (in dollars):						
Basic	$ 3.64	$ 1.35	$ 6.14	$ 5.55	$ 3.47	$ 10.03
Diluted	$ 3.58	$ 1.32	$ 5.97	$ 5.44	$ 3.38	$ 9.75
Plus: Effect of distributed earnings allocable to retired preferred shares and warrant modification, per common share (in dollars):						
Basic	$ —	$ 0.10	$ 2.24	$ —	$ 0.11	$ 2.78
Diluted	$ —	$ 0.10	$ 2.17	$ —	$ 0.10	$ 2.71
Adjusted Net Income per Share (Non-GAAP) (in dollars):						
Basic	$ 3.64	$ 1.45	$ 8.38	$ 5.55	$ 3.58	$ 12.81
Diluted	$ 3.58	$ 1.42	$ 8.14	$ 5.44	$ 3.48	$ 12.46

(a) For details related to average shares outstanding, refer to Note 15, *Net Income Per Common Share,* of the Consolidated Financial Statements in Part IV of this Annual Report.

Liquidity and Capital Resources

As of December 31, 2023, the Company had a consolidated cash balance of $201.2 million. In addition, the Company had $29.8 million of restricted cash related to three inventory loans, which each required a cash deposit into an escrow fund. See Note 3, *Cash, Cash Equivalents, and Restricted Cash*, of the Consolidated Financial Statements in Part IV of this Report. The Company anticipates having adequate liquidity to support our business operations for at least the next 12 months from the date of this Annual Report. Our view of liquidity is dependent on, among other things, conditions affecting our operations, including market, international trade restrictions, sanctions and other conditions, the level of expenditures and government funding for our services contracts, and the timing of customer payments. Liquidity requirements for our existing operations are affected primarily by the timing and amount of customer sales and our inventory purchases.

We believe our Order Book in our LEU segment is a source of stability for our liquidity position. Subject to market conditions, we see the potential for growing uncommitted demand for LEU during the next few years with accelerated open demand in 2025 and beyond.

Cash resources and net sales proceeds from our LEU segment fund technology costs that are outside of our customer contracts in the Technical Solutions segment and general corporate expenses, including cash interest payments on our debt. We believe our investment in advanced U.S. uranium enrichment technology will position the Company to meet the needs of our customers as they deploy advanced reactors and next generation fuels. We signed the three-year HALEU Demonstration Contract with DOE in October 2019. Under the HALEU Demonstration Contract, the Company contributed its required contribution through November 30, 2021. The program began May 31, 2019, when Centrus and the DOE signed a preliminary letter agreement that allowed work to begin while the full contract was being finalized. Our HALEU Demonstration Contract period of performance ended in November 2022. The Company is currently performing closeout activities on the HALEU Demonstration Contract.

We were awarded the HALEU Operation Contract in November 2022 which provided for a 50/50 cost share for Phase 1 of the base contract to complete the cascade, begin operations and complete the initial, small quantity of demonstration HALEU. The Company completed Phase 1 in November 2023. Phase 2 includes continued operations and maintenance on a cost-plus-incentive-fee basis. Finally, the HALEU Operation Contract includes options for the government to unilaterally extend performance for up to an additional nine years, comprised of three options of three years each, also on a cost-plus-incentive-fee basis. The Company also is performing additional work on infrastructure and facility repairs and costs associated with 5B Cylinder refurbishment under the DOE's technical direction. The Company's goal is to modularly scale up the facility as demand for HALEU grows in the commercial and government sectors, subject to the availability of funding and/or contracts to purchase the output of the plant.

Although the Company believes demand for HALEU will emerge over the next several years, there are no guarantees about whether or when government or commercial demand for HALEU will materialize, and there are a number of technical, regulatory and economic hurdles that must be overcome for these fuels and reactors to come to the market. For further discussion, refer to Part I, Item 1A, *Risk Factors*.

If funding of gas centrifuge technology by the U.S. government is reduced or discontinued, or we are not awarded a future DOE contract to continue to operate the cascade, such actions may have a material adverse impact on our ability to deploy the American Centrifuge technology and on our liquidity.

Further, any proposal for a U.S. ban on LEU imports represents a significant risk to our business as we currently rely on the TENEX Supply Contract as the major supply source to meet our delivery obligations. A ban on LEU imports could have a material impact on our operations and liquidity. For further discussion, please see Part I, Item 1A, *Risk Factors*.

The indenture governing the 8.25% Notes includes restrictions on the ability of Enrichment Corp. to transfer cash and other assets to the Company, which could constrain the Company's ability to pay dividends on its Common Stock or to fund its commitments or the commitments of its other subsidiaries, subject to certain exceptions, such as the transfer of inventory and other assets in the ordinary course of business of Enrichment Corp. The indenture also restricts the Company's ability to engage in certain mergers or acquisitions and requires the Company to offer to repurchase all such outstanding notes at 101% of their outstanding principal amount in the event of certain change of control events.

Capital expenditures of approximately $7.0 million are anticipated over the next 12 months.

On October 12, 2023, the Company entered into an agreement with an insurer ("Insurer") for one of its defined benefit plans to purchase a group annuity contract and transferred approximately $186.5 million of its pension plan obligations to the Insurer. The purchase of the group annuity contract was funded directly by assets of the pension plan of approximately $171.4 million. The purchase resulted in a transfer of benefit administrative responsibilities for approximately 1,400 beneficiaries effective December 1, 2023. The Company recorded income related to the pension settlement in the fourth quarter of $28.6 million which was included in *Nonoperating Components of Net Periodic Benefit Income* in our Consolidated Statements of Operations.

We are also actively considering, and expect to consider potential strategic transactions from time to time, which at any given time may be in various stages of discussions, diligence, or negotiation. These could involve, without limitation, acquisitions and/or dispositions of businesses or assets, joint ventures or investments in businesses, products or technologies, or changes to our capital structure. In connection with any such transaction, we would seek to satisfy these needs through a combination of working capital, cash generated from operations or additional debt or equity financing.

The change in cash, cash equivalents and restricted cash from our Consolidated Statements of Cash Flows are as follows on a summarized basis (in millions):

	Year Ended December 31,	
	2023	**2022**
Cash provided by operating activities	$ 9.1	$ 20.6
Cash used in investing activities	(1.6)	(0.7)
Cash provided by (used in) financing activities	13.9	(4.3)
Increase in cash, cash equivalents and restricted cash	$ 21.4	$ 15.6

Operating Activities

During 2023, net cash provided by operating activities was $9.1 million. The net increase was primarily due to approximately $318.0 million in cash collected from customers, investment income, and reimbursements for postretirement health and life benefits paid by the Company. These cash inflows were partially offset by approximately $309.0 million of disbursements for operations, of which approximately $245.0 million relates to payments for LEU inventory deliveries and cash outflows for the Technical Solutions segment, with the remaining disbursements including corporate administration, benefits claims, and advanced technology costs.

During 2022, net cash provided by operating activities was $20.6 million. The net increase was primarily due to $252.0 million in cash collected from customers, offset by $159.1 million of payments for LEU inventory deliveries and cash outflows for the Technical Solutions segment. This remaining difference was primarily related to payments for benefit claims, corporate administration, and advance technology costs.

Investing Activities

For the year ended December 31, 2023 and 2022, investing activities consisted of capital expenditures of $1.6 million and $0.7 million, respectively.

Financing Activities

For the year ended December 31, 2023, cash of $23.2 million was provided from the net proceeds related to the issuance of 722,568 shares of Class A Common Stock under an ATM offering.

For both the years ended December 31, 2023 and 2022, annual payments of $6.1 million of interest classified as debt are classified as a financing activity. Refer to Note 8, *Debt,* of the Consolidated Financial Statements in Part IV of this Annual Report regarding the accounting for the 8.25% Notes.

Working Capital

The following table summarizes the Company's working capital (in millions):

	December 31,	
	2023	**2022**
Cash and cash equivalents	$ 201.2	$ 179.9
Accounts receivable	49.4	38.1
Inventories, net	222.1	148.4
Current debt	(6.1)	(6.1)
Deferred revenue and advances from customers, net of deferred costs	(165.0)	(137.5)
Other current assets and liabilities, net	(87.3)	(84.9)
Working capital	$ 214.3	$ 137.9

We are managing our working capital to seek to improve the long-term value of our LEU and Technical Solutions segments and are planning to continue funding the Company's qualified pension plans because we believe that is in the best interest of all stakeholders. We expect that any other uses of working capital will be undertaken in light of these strategic priorities and will be based on the Company's determination as to the relative strength of its operating performance and prospects, financial position, and expected liquidity requirements. In addition, we expect that any such other uses of working capital will be subject to compliance with contractual restrictions to which the Company and its subsidiaries are subject, including the terms and conditions of our 8.25% Notes. We continually evaluate alternatives to manage our capital structure, and may opportunistically repurchase, exchange, or redeem Company securities from time to time.

Common Stock Issuance

Pursuant to a sales agreement with its agents, the Company sold through at the market offerings an aggregate of 722,568 shares, 99,090 shares, and 1,516,467 shares of its Class A Common Stock for a total of $24.4 million, $3.8 million, and $44.2 million in 2023, 2022, and 2021, respectively. After expenses and commissions paid to the agents the Company's 2023, 2022, and 2021, proceeds totaled $23.4 million, $3.6 million, and $42.4 million, respectively. Additionally, the Company recorded direct costs of $0.2 million and $0.3 million related to the issuance in 2023 and 2021, respectively. The shares of Class A Common Stock were issued pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-239242), which became effective on August 5, 2020, and two prospectus supplements dated December 31, 2020 and December 5, 2022, respectively. The Company has used and/or intends to use the net proceeds from these offerings for working capital and general corporate purposes including, but not limited to, capital expenditures, working capital, investment in technology development and deployment, repayment of indebtedness, potential acquisitions and other business opportunities.

On February 2, 2021, the Company entered into the Voting Agreement Amendment to its existing Voting and Nomination Agreement with the MB Group and an Exchange Agreement, whereby the MB Group agreed to support management's recommendation on certain matters at the Company's 2021 Annual Meeting and Kulayba LLC agreed to exchange shares of Preferred Stock for shares of Class A Common Stock and a warrant to acquire additional shares of Class A Common Stock. Pursuant to the First Amendment to the Voting and Nomination Agreement, the MB Group agreed to cause all shares of Class A Common Stock owned of record or beneficially owned by the MB Group at the Annual Meeting to be voted in favor of (i) an amendment to extend the length of the term of the Company's Section 382 Rights Agreement dated as of April 6, 2016, as amended to date, for two years from June 30, 2021, to June 30, 2023, and (ii) an increase of shares of Class A Common Stock reserved for delivery under the Company's 2014 Equity Incentive Plan, as amended to date, of an additional 700,000 shares of Class A Common Stock.

In connection with the entry into the Voting Agreement Amendment, the Company and Kulayba LLC also entered into the Exchange Agreement, pursuant to which Kulayba LLC agreed to the Exchange, representing a $5,000,198 liquidation preference (including accrued and unpaid dividends), for (i) 231,276 shares of Class A Common Stock priced at the closing market price of $21.62 on the date the Exchange Agreement was signed and (ii) the Warrant, exercisable for 250,000 shares of Class A Common Stock at an exercise price of $21.62 per share, which was the closing market price on the date the Exchange Agreement was signed, subject to certain customary adjustments pursuant to the terms of the Warrant. The Warrant was exercisable by Kulayba LLC for a period commencing on the closing date of the Exchange and ending, unless sooner terminated as provided in the Warrant, on the first to occur of: (a) the second anniversary of the closing date of the Exchange or (b) the last business day immediately prior to the consummation of a Fundamental Transaction (as defined in the Warrant), which results in the shareholders of the Company immediately prior to such Fundamental Transaction owning less than 50% of the voting equity of the surviving entity immediately after the consummation of the Fundamental Transaction. The Company retired the 3,873 shares of Preferred Stock received by the Company under the Exchange Agreement.

On December 29, 2022, the Company amended and restated the Warrant, and entered into a Voting Rights Agreement with the MB Group. Pursuant to the terms of the Voting Rights Agreement, each member of the MB Group and each Permitted Transferee (as defined in the Voting Rights Agreement) agreed, at the Company's 2023 and 2024 Annual Meetings and at any other vote by the holders of the Company's Common Stock, to (i) cause, in the case of all Common Stock owned of record, and (ii) instruct and cause the record owner, in the case of all shares of Common Stock of which MB Group is a Beneficial Owner (as defined in the Voting Rights Agreement), but not owned of record, directly or indirectly, by it, or by any MB Affiliate (as defined in the Voting Rights Agreement), as of the applicable record date, in each case entitled to (i) be present for quorum purposes, and (ii) vote, as follows: (a) for all directors nominated by the Board for election, (b) for all other proposals, in accordance with the recommendation of the Board, and (c) for any Company proposed adjournments thereof. In addition, each member of the MB Group agreed to not directly or indirectly gift, sell, dispose or otherwise transfer any shares of Common Stock unless the transferee agreed to be bound to the same voting conditions at the 2023 and 2024 Annual Meetings, and other meetings in 2023 and 2024, except with respect to any sale or disposition of Common Stock on a national securities exchange or any sale or disposition of Common Stock underlying the New Warrant to any person that is not affiliated, associated or otherwise related to any member of the MB Group. In exchange, the Company agreed to amend and restate that Warrant, to extend the term of the Warrant to February 5, 2024, subject to the other terms of the Warrant (as so amended and restated, the New Warrant). Immaterial amendments were made on October 17, 2022.

On December 18, 2023, the Company issued 149,179 net shares of Class A Common Stock in connection with the cashless exercise by Kulayba LLC of the New Warrant for 250,000 shares of Class A Common Stock at an exercise price of $21.62.

2023 Shelf Registration

The Company filed a shelf registration statement on Form S-3 (Registration Statement No. 333-272984) with the SEC on June 28, 2023, which became effective on July 10, 2023. Pursuant to this shelf registration statement, the Company may offer and sell up to $200 million in securities, in aggregate. The Company retains broad discretion over the use of the net proceeds from the sale of the securities offered. Unless otherwise specified in any prospectus supplement, we currently intend to use the net proceeds from the sale of our securities offered under this prospectus for working capital and general corporate purposes including, but not limited to, capital expenditures, working capital, repayment of indebtedness, potential acquisitions and other business opportunities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.

Rights Agreement

On June 20, 2023, the Company entered into a Fifth Amendment to the Rights Agreement, which amends the Rights Agreement, dated as of April 6, 2016, by and among the Company, and Computershare Trust Company, N.A. and Computershare Inc., as rights agent, as amended by (i) the First Amendment to the Rights Agreement dated as of February 14, 2017, (ii) the Second Amendment to the Rights Agreement dated as of April 3, 2019, (iii) the Third Amendment to the Rights Agreement dated as of April 13, 2020, and (iv) the Fourth Amendment to the Rights Agreement dated as of June 16, 2021.

The Fifth Amendment to the Rights Agreement (i) increases the purchase price for each one one-thousandth (1/1000th) of a share of the Company's Series A Participating Cumulative Preferred Stock, par value $1.00 per share, from $18.00 to $160.38; and (ii) extends the Final Expiration Date (as defined in the Rights Agreement) from June 30, 2023 to June 30, 2026.

The Fifth Amendment was not adopted as a result of, or in response to, any effort to acquire control of the Company. The Fifth Amendment has been adopted in order to preserve for the Company's stockholders the long-term value of the Company's net operating loss carryforwards for United States federal income tax purposes and other tax benefits.

Capital Structure and Financial Resources

Interest on the 8.25% Notes is payable semi-annually in arrears as of February 28 and August 31 based on a 360-day year consisting of twelve 30-day months. The 8.25% Notes are guaranteed on a subordinated and limited basis by, and secured by substantially all assets of, Enrichment Corp. The 8.25% Notes mature on February 28, 2027. Additional terms and conditions of the 8.25% Notes are described in Note 8, *Debt,* of the Consolidated Financial Statements in Part IV of this Annual Report.

2021 Tender Offer

On October 20, 2021, the Company announced the commencement of a tender offer to purchase all of its outstanding Series B Senior Preferred Stock, par value $1.00 per share (the "Series B Senior Preferred Stock"), at a price of $1,145.20 per share (inclusive of any rights to accrued but unpaid dividends), to the sellers in cash, less any applicable withholding taxes (the "Offer"). The Offer was made pursuant to the Tender Offer Statement on Schedule TO filed by the Company on October 20, 2021, with the SEC. The aggregate liquidation preference per Series B Senior Preferred Stock (including accrued but unpaid dividends) was $1,347.29 as of September 30, 2021.

On November 23, 2021, the Company announced the results of the tender offer and the related Consent Solicitation to amend the certificate of designation of the Series B Senior Preferred Stock (the "Series B Preferred Amendment"). 36,867 shares of the Series B Senior Preferred Stock were properly tendered and not properly withdrawn in the Offer, and corresponding consents have been delivered in the Consent Solicitation. Pursuant to the terms of the Offer and Consent Solicitation, the Company has accepted for purchase all of the Series B Senior Preferred Stock tendered in the Offer, for an aggregate purchase price of $42.2 million. The accepted shares represent 97.4% of the Company's outstanding Series B Senior Preferred Stock as of September 30, 2021. Based on the final results, the requisite consent of at least 90% of the outstanding Series B Senior Preferred Stock required to approve the Series B Preferred Amendment was obtained. On November 23, 2021, the Company issued a Notice of Full Redemption providing for the redemption of any and all shares Series B Senior Preferred Stock outstanding after consummation of the Company's tender offer to purchase all of its issued and outstanding Series B Senior Preferred Stock. On December 15, 2021, the Company completed the redemption of all 980 outstanding Series B Senior Preferred Stock for aggregate cash consideration of $1.1 million. The aggregate purchase price of $43.3 million was offset by direct costs totaling $0.9 million.

The effect of the Series B Preferred Amendment was to: (i) cease any obligation to pay dividends on Series B Senior Preferred Stock (other than the payment of accrued dividends in connection with a redemption or distribution of assets upon liquidation, dissolution or winding up), (ii) permit the Company to redeem Series B Senior Preferred Stock during the 90 days following the date of effectiveness of the Series B Preferred Amendment at a redemption price per share equal to $1,145.20 (plus any additional accrued dividends for the period from and including the date of effectiveness of the Series B Preferred Amendment to the date of redemption), (iii) remove the prohibition on the declaration and payment of dividends on junior stock of the Company, which includes all shares of the Company's capital stock defined as "Common Stock" in the Company's Amended and Restated Certificate of Incorporation, or the redemption, purchase or acquisition of such junior stock, and (iv) remove the restriction on redemption, purchase or acquisition of capital stock of the Company ranking on parity with the Series B Senior Preferred Stock.

On December 16, 2021, the Company filed a Certificate of Elimination of the Series B Senior Preferred Stock of Centrus Energy Corp. with the Secretary of State of Delaware to eliminate the designation of the Series B Senior Preferred Stock and to return all shares of preferred stock of the Company previously designated as Series B Senior Preferred Stock to authorized but unissued and undesignated shares of preferred stock of the Company.

Contractual Commitments

As of December 31, 2023, Centrus had contractual commitments to repay debt, make payments under operating leases, settle obligations related to agreements to purchase goods and services and settle tax and other liabilities.

Centrus has obligations related to our 8.25% Notes that mature in February 2027, as discussed above. We are also obligated to make payments under operating leases that expire at various dates through 2027. Refer to Note 9, *Leases*, of the Consolidated Financial Statements in Part IV of this Annual Report for further information.

In our Technical Solutions segment, the majority of our contractual commitments were entered into as a result of contracts we have with our U.S. government customers. The U.S. government generally would be required to pay us for any costs we incur relative to these commitments if they were to terminate the related contracts "for convenience" under the FAR, subject to available funding. This also would be true in cases where we perform subcontract work for a prime contractor under a U.S. government contract. The termination for convenience language also may be included in contracts with foreign, state and local governments. We also have contracts with customers that do not include termination for convenience provisions, including contracts with commercial customers.

In our LEU segment, we have long-term inventory purchase agreements with TENEX and Orano that extend to 2028 and 2030, respectively. Refer to Note 17, *Commitments and Contingencies,* of the Consolidated Financial Statements in Part IV of this Annual Report for additional information. In addition, Centrus has entered into multiple inventory loans that we expect to repay from 2024 through 2026. Refer to Note 4, *Inventories,* of the Consolidated Financial Statements in Part IV of this Annual Report for additional information.

DOE Technology License

We have a non-exclusive license in DOE inventions that pertains to enriching uranium using gas centrifuge technology. The license agreement with the DOE provides for annual royalty payments based on a varying percentage (1% up to 2%) of our annual revenues from sales of the SWU component of LEU produced by the Company using DOE centrifuge technology. There is a minimum annual royalty payment of $100,000 and the maximum cumulative royalty over the life of the license is $100 million. There is currently no commercial enrichment facility producing LEU using DOE centrifuge technology. We are continuing to advance our U.S. centrifuge technology that has evolved from DOE inventions at specialized technology and manufacturing facilities in Oak Ridge with a view to deploying a commercial enrichment facility over the long term once market conditions recover.

Off-Balance Sheet Arrangements

Other than our SWU purchase commitments and the license agreement with the DOE relating to the American Centrifuge technology, there were no material off-balance sheet arrangements at December 31, 2023.

New Accounting Standards

Reference is made to *New Accounting Standards* in Note 1, *Summary of Significant Accounting Policies,* of the Consolidated Financial Statements in Part IV of this Annual Report for information on new accounting standards.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We do not use derivative financial instruments for speculative trading purposes, nor do we currently hedge our exposure to any market risk.

Interest Rate Risk

We have financial instruments that are subject to interest rate risk, primarily our 8.25% Notes. As of December 31, 2023, we have $95.7 million of debt related to our 8.25% Notes, with a fair value of approximately $71.7 million. The terms of our 8.25% Notes do not generally allow investors to demand we pay off these obligations prior to maturity. Therefore, we do not have significant exposure to interest rate risk on our 8.25% Notes. However, we do have exposure to fair value risk if we repurchase or exchange the 8.25% Notes prior to maturity.

Inflation Risk

The global macroeconomic environment has experienced, and continues to experience, extraordinary challenges, including the highest rates of inflation in recent years. These macroeconomic factors have contributed, and we expect will continue to contribute, to increased costs, among other concerns. We cannot predict how long these inflationary pressures will continue, or how they may change over time, but we expect to see continued impacts on the global economy, our customers, our industry and our company.

We have generally been able to anticipate increases in costs when pricing our contracts. In our Technical Solutions segment, contracts typically include assumptions for labor, material, and overhead cost escalations and are typically executed on a cost-plus basis. In our LEU segment, bids for longer-term contracts typically include assumptions for shipping and handling cost escalations in amounts that historically have been sufficient to cover cost increases over the delivery periods.

Foreign Currency Exchange Rate Risk

Our contracts with customers and suppliers are denominated primarily in U.S. dollars. On occasion, we will accept payments in euros for spot sales that may be subject to short-term exchange risk. Half of our Orano Supply Agreement is denominated in euros, exchanged at a fixed rate. We have one customer contract that commenced deliveries in 2023 and extends to 2026 where payments are denominated in euros that may be subject to exchange rate risk. If the euro strengthens against the dollar by approximately 20% and nears its highest value over the past 10 years, it will have a negative cash flow impact on the contract of less than 10%. Since the substantial majority of our business is conducted in U.S. dollars, a 20% change in the euro would not have a material impact to our financial condition or results of operations.

Commodity Price Risk

Commodity price risk is associated with price movements resulting from changes in supply and demand, fuel costs, market liquidity, weather conditions, governmental regulatory and environmental policies, and other factors. Centrus procures SWU and uranium through long-term and short-term contracts as well as spot market purchases. Similarly, Centrus sells SWU and uranium through long-term and short-term contracts as well as spot sales. The Company's purchase agreements are subject to fluctuations in market prices. Prices for the Company's purchase agreements are generally determined by formulas using a combination of fixed and market-related pricing with more favorable pricing on the fixed price component as well as a pricing ceiling for the market-related component on its Orano Supply Agreement. Furthermore, the Company also has a substantial portion of its purchase order book committed under fixed price sales agreements with more recent arrangements reflecting higher market pricing based upon improved market conditions. As such, the Company believes any changes in the prices of SWU and uranium do not create material market risk as the Company has a natural hedge in its purchase arrangements.

Item 8. *Financial Statements and Supplementary Data*

Our Consolidated Financial Statements, together with related notes and the reports of our independent registered public accounting firms, are set forth in Part IV, Item 15 of this Annual Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Centrus maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by Centrus in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported in the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosures.

As of December 31, 2023, the end of the period covered by this report, our management performed an evaluation, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed by, and under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. This evaluation was based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)*. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of 2023.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information regarding executive officers is included in Part I of this Annual Report. Additional information concerning directors, executive officers and corporate governance appearing under the captions *Proposal 1. Election of Directors,* in the Company's definitive Proxy Statement for the 2024 Annual Meeting of stockholders, which will be filed no later than 120 days after December 31, 2023 (the "2024 Proxy Statement"), is incorporated herein by reference.

We have adopted a COBC that applies to our employees, including our principal executive officer, principal financial officer and principal accounting officer, as well as to members of our board of directors. Our COBC provides a brief summary of the standards of conduct that are at the foundation of our business operations. The COBC states that we conduct our business in strict compliance with all applicable laws. Each employee must read the COBC and sign a form stating that he or she has read, understands and agrees to comply with the COBC. A copy of the COBC is available in the Corporate Governance section of our website at www.centrusenergy.com or upon request without charge. We will disclose on the website any amendments to, or waivers from, the COBC that are required to be publicly disclosed.

The Company has also adopted the Centrus Energy Corp. Securities Trading and Confidentiality Policies and Procedures which governs the purchase, sale and/or other disposition of the Company's securities, including its Class A Common Stock, by its directors, officers and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of this policy is filed as Exhibit 19 to this Annual Report.

Item 11. *Executive Compensation*

Information concerning executive and director compensation appearing under the captions *Compensation Discussion & Analysis* and *Compensation of Directors*, respectively, in the 2024 Proxy Statement is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information concerning security ownership of certain beneficial owners and management appearing under the caption *Security Ownership of Certain Beneficial Owners and Management* in the 2024 Proxy Statement is incorporated herein by reference.

Information concerning the common stock that may be issued under the 2014 Equity Incentive Plan (as amended and restated in June 2021) appearing under the caption *Equity Compensation Plan Information* in the 2024 Proxy Statement is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information concerning certain relationships and related transactions and director independence appearing under the captions *Transactions with Related Persons,* and *Director Independence* in the 2024 Proxy Statement is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

Information concerning principal accounting fees and services appearing under the caption *Audit and Non-Audit Fees* in the 2024 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

  (a) (1) *Consolidated Financial Statements*

Reference is made to the Consolidated Financial Statements appearing elsewhere in this Annual Report.

(2) *Financial Statement Schedules*

No financial statement schedules are required to be filed as part of this Annual Report.

(3) *Exhibits*

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report and such Exhibit Index is incorporated herein by reference. The accompanying Exhibit Index identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report.

Item 16. *Form 10-K Summary*

None.

EXHIBIT INDEX

Exhibit No.	Description

1.1   Centrus Energy Corp. Common Stock (par value $0.10 per share) At Market Issuance Sales Agreement dated December 31, 2020, by and among the Company, B. Riley Securities, Inc. and Lake Street Capital Markets, LLC (incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K, filed with the SEC on December 31, 2020).

1.2   Amended No. 1 to At Market Issuance Sales Agreement dated December 5, 2022, by and among the Company, B. Riley Securities, Inc. and Lake Street Capital Markets, LLC (incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).

3.1   Amended and Restated Certificate of Incorporation of Centrus Energy Corp. (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form 8-A, filed with the SEC on September 30, 2014).

3.2   Third Amended and Restated Bylaws of Centrus Energy Corp. (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 31, 2017).

3.3   Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications, Limitations or Restrictions of Series A Participating Cumulative Preferred Stock of Centrus Energy Corp. (filed as Exhibit 3.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 7, 2016).

4.1   Indenture by and among Centrus Energy Corp., as Issuer, United States Enrichment Corporation, as Note Guarantor and Delaware Trust Company, as Trustee and Collateral Agent, dated as of September 30, 2014 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the SEC on September 30, 2014).

4.2   Supplemental Indenture by and among Centrus Energy Corp., as Issuer, United States Enrichment Corporation, as Note Guarantor and Delaware Trust Company, as Trustee and Collateral Agent (filed as Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2017).

4.3   Pledge and Security Agreement by and among Delaware Trust Company, as Collateral Agent, and United States Enrichment Corporation, dated as of September 30, 2014 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the SEC on September 30, 2014).

4.4   Note Subordination Agreement by and among United States Enrichment Corporation and Delaware Trust Company, as Trustee, dated as of September 30, 2014 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed with the SEC on September 30, 2014).

4.5   Outstanding Notes Note Subordination Agreement by and among United States Enrichment Corporation and Delaware Trust Company, as Trustee, dated as of February 14, 2017 (incorporated by reference to Exhibit 4.6 of the Company's Current Report on Form 8-K, filed with the SEC on February 15, 2017).

4.6   Rights Agreement dated as of April 6, 2016, among Centrus Energy Corp., Computershare Inc. ("Computershare") and Computershare Trust Company, N.A., together with Computershare, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 7, 2016).

4.7   Form of Rights Certificate (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 7, 2016).

4.8   Form of First Amendment to Section 382 Rights Agreement by and between Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc., to be dated on or about February 7, 2017 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 5, 2017).

4.9 Indenture by and among Centrus Energy Corp., as Issuer, United States Enrichment Corporation, as Note Guarantor and Delaware Trust Company, as Trustee and Collateral Agent, dated as of February 14, 2017 (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K, filed with the SEC on February 15, 2017).

4.10 Pledge and Security Agreement, dated as of February 14, 2017 by and among Delaware Trust Company, as Collateral Agent, and United States Enrichment Corporation dated as of February 14, 2017 (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the SEC on February 15, 2017).

4.11 New Notes Note Subordination Agreement by and among United States Enrichment Corporation and Delaware Trust Company, as Trustee, dated as of February 14, 2017 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K, filed with the SEC on February 15, 2017).

4.12 Pari Passu Intercreditor Agreement by and among United States Enrichment Corporation and Delaware Trust Company, as Trustee, dated as of February 14, 2017 (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K, filed with the SEC on February 15, 2017).

4.13 Second Amendment to Section 382 Rights Agreement by and between Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc., dated April 3, 2019 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2019).

4.14 Third Amendment to the Section 382 Rights Agreement, dated as of April 13, 2020, by and among the Company, Computershare Trust Company N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 14, 2020).

4.15 Fourth Amendment to the Section 382 Rights Agreement, dated as of June 16, 2021, by and among the Company, Computershare Trust Company N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 16, 2021).

4.16 Fifth Amendment to the Section 382 Rights Agreement by and between Centrus Energy Corp., Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 21, 2023).

4.17 Description of the Securities of the Company. (a)

4.18 Form of Amended and Restated Warrant to Purchase Common Stock by and between the Company and Kulayba LLC (incorporated by reference to Exhibit 4.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 9, 2022.

4.19 Form of Second Amended and Restated Warrant to Purchase Common Stock, dated as of December 29, 2022, by and between Centrus Energy Corp. and Mr. Morris Bawabeh, Kulayba LLC and M&D Bawabeh Foundation, Inc (incorporated by reference to Exhibit 1.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).

10.1 Lease Agreement between the United States Department of Energy ("DOE") and United States Enrichment Corporation, dated as of July 1, 1993, including notice of exercise of option to renew (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-1, filed with the SEC on June 29, 1998).

10.2 Amendment to Appendix 1 Lease Agreement between the U.S. Department of Energy and United States Enrichment Corporation for the Gas Centrifuge Enrichment Plant, dated as of May 31, 2019 (certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 12, 2019).

10.3 Amendment 2 to Appendix 1 Lease Agreement between the U.S. Department of Energy and United States Enrichment Corporation for the Gas Centrifuge Enrichment Plant, dated as of September 9, 2021, (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021).

10.4	Amendment 3 to Appendix 1 Lease Agreement between the U.S. Department of Energy and United States Enrichment Corporation for the Gas Centrifuge Enrichment Plant, dated as of November 30, 2022 (incorporated by reference to Exhibit 10.82 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).
10.5	Supplemental Agreement No. 1 to the Lease Agreement between DOE and United States Enrichment Corporation, dated as of December 7, 2006 (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 27, 2007). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.6	Work Authorization dated September 27, 2018 under the Supply of Service Agreement Between United States Department of Energy and Centrus Energy Corp., Exhibit J to the Centrifuge Deployment Project Lease Agreement between the Department of Energy and USEC Inc. (incorporated by reference to Exhibit 10.49 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on November 8, 2018).
10.7	Memorandum of Agreement, dated April 6, 1998, between the Office of Management and Budget and United States Enrichment Corporation relating to post-privatization liabilities (incorporated by reference to Exhibit 10.18 of the Company's Registration Statement on Form S-1, filed with the SEC on June 29, 1998).
10.8	Agreement, dated June 17, 2002, between DOE and USEC Inc. ("2002 DOE-USEC Agreement") (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K, filed with the SEC on June 21, 2002).
10.9	Modification 1 to 2002 DOE-USEC Agreement, dated August 20, 2002 (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on February 24, 2006).
10.10	Modification No. 2 dated January 12, 2009, to 2002 DOE-USEC Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on January 13, 2009).
10.11	Modification No. 3 dated January 28, 2010, to 2002 DOE-USEC Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on February 2, 2010).
10.12	Modification No. 4 dated February 11, 2011, to 2002 DOE-USEC Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on February 16, 2011).
10.13	Modification No. 5 dated June 12, 2012, to the Agreement dated June 17, 2002, between DOE and USEC Inc. (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 1, 2012).
10.14	License dated December 7, 2006 between the United States of America, as represented by DOE, as licensor, and USEC Inc., as licensee (incorporated by reference to Exhibit 10.34 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on February 27, 2007).
10.15	Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and Joint Stock Company "Techsnabexport" ("TENEX") (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 4, 2011). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.16	Amendment No. 001 dated April 22, 2013 to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 6, 2013). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).
10.17	Amendment No. 002 dated July 29, 2013 to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 5, 2013). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.18   Amendment No. 003 dated July 23, 2014 to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.19   Amendment No. 004 dated September 10, 2014 to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 14, 2014). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.20   Letter Agreement, dated June 22, 2015, supplementing the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX. (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on August 7, 2015). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.21   Amendment No. 005 dated July 7, 2015, to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 12, 2015). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.22   Amendment No. 006 dated September 4, 2015, to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 12, 2015). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.23   Amendment No. 007 dated October 19, 2015, to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.19 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 23, 2016). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.24   Amendment No. 008 dated December 22, 2015, to the Enriched Product Transitional Supply Contract dated March 23, 2011 between United States Enrichment Corporation and TENEX (incorporated by reference to Exhibit 10.20 of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 23, 2016). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.25   Letter Agreement, dated August 1, 2016, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 10, 2016). (Certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2).

10.26   Letter Agreement, dated September 23, 2019, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation (certain information has been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 8, 2019).

10.27   Amendment No. 009, dated September 23, 2019, to the Enriched Product Transitional Supply Contract dated March 23, 2011, between United States Enrichment Corporation and TENEX (certain information has been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 8, 2019).

10.28   Letter Agreement, dated June 12, 2018, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation (certain information has been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 8, 2019).

10.29	Letter Agreement, dated September 28, 2019, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation (certain information has been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 8, 2019).
10.30	Letter Agreement, dated June 9, 2020, to the Enriched Product Transitional Supply Contract, dated March 23, 2011, between TENEX, Joint-Stock Company and United States Enrichment Corporation (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on August 6, 2020).
10.31	Amendment No. 010, dated February 11, 2022, to the Enriched Product Transitional Supply Contract dated March 23, 2011, between United States Enrichment Corporation and TENEX (certain information has been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed).
10.32	Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.77 of the Company's Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 16, 2015).
10.33	Form of Change in Control Agreement with executive officers (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on January 16, 2013). (b)
10.34	Form of Employee Nonqualified Stock Option Award Agreement under the Centrus Energy Corp. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.80 of the Company's Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 16, 2015). (b)
10.35	Form of Non-Employee Director Restricted Stock Unit Award Agreement (Annual Retainers and Meeting Fees) under the Centrus Energy Corp. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.81 of the Company's Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 16, 2015). (b)
10.36	Amended and Restated Centrus Energy Corp. Executive Severance Plan (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on September 30, 2014). (b)
10.37	2019 Executive Incentive Plan (incorporated by reference to Exhibit 10.60 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020). (b)
10.38	USEC Inc. Pension Restoration Plan, as amended and restated, dated November 1, 2007 (incorporated by reference to Exhibit 10.55 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2007, filed with the SEC on February 29, 2008). (b)
10.39	First Amendment, dated August 1, 2008, to USEC Inc. Pension Restoration Plan, as amended and restated, dated November 1, 2007 (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 5, 2008). (b)
10.40	Second Amendment dated July 25, 2013 to the USEC Inc. Pension Restoration Plan, as amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on July 26, 2013). (b)
10.41	USEC Inc. 1999 Supplemental Executive Retirement Plan, as amended and restated, dated November 1, 2010 (incorporated by reference to Exhibit 10.65 of the Company's Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 24, 2011). (b)
10.42	Centrus Energy Corp. Executive Deferred Compensation Plan, as amended and restated (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on August 7, 2015). (b)
10.43	Centrus Energy Corp. 2014 Equity Incentive Plan (as Amended and Restated June 16, 2021) (incorporated by reference to Appendix C of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2021. (b)

10.44	Centrus Energy Corp. Employee Notional Stock Unit Award Agreement and Centrus Energy Corp. Employee Stock Appreciation Right Award Agreement (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021).
10.45	Purchase and Sale Agreement dated April 27, 2018 between Orano Cycle and United States Enrichment Corporation (incorporated by reference to Exhibit 10.47 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the SEC on August 9, 2018). (Certain information has been omitted and filed separately, pursuant to confidential treatment under Rule 24.b2).
10.46	First Amendment, dated June 5, 2020, to the Purchase and Sale Agreement, dated April 27, 2018, between Orano Cycle and United States Enrichment Corporation (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on August 6, 2020).
10.47	Letter Agreement, dated May 31, 2019 between Centrus Energy Corp. and the U.S. Department of Energy (certain information has been omitted and filed separately pursuant to confidential treatment under Rule 24b-2) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the SEC on August 12, 2019).
10.48	Agreement, dated October 31, 2019, by and between American Centrifuge Operating, LLC and the United States Department of Energy (incorporated by reference to Exhibit 10.59 of the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020).
10.49	Exchange Agreement dated February 2, 2021, by and between the Company and Kulayba LLC (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on February 5, 2021).
10.50	Agreement, dated as of September 7, 2021 by and between United States Enrichment Corporation and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021).
10.51	Executive Incentive Plan dated April 8, 2022 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the SEC on April 12, 2022). (b)
10.52	Form of Employee Restricted Stock Award Notice under the Executive Incentive Plan dated April 8, 2022 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022). (b)
10.53	Modification 1 to Agreement, dated as of September 25, 2019, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.54	Modification 3 to Agreement, dated as of March 18, 2020, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.55	Modification 4 to Agreement, dated as of June 5, 2020, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.56	Modification 5 to Agreement, dated as of June 17, 2020, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.57	Modification 6 to Agreement, dated as of September 1, 2020, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.58	Modification 7 to Agreement, dated as of February 19, 2021, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).

10.59	Modification 8 to Agreement, dated as of April 7, 2021, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.60	Modification 9 to Agreement, dated as of May 10, 2021, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.61	Modification 10 to Agreement, dated as of August 6, 2021, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.62	Modification 12 to Agreement, dated as of October 19, 2021, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.63	Modification 13 to Agreement, dated as of October 28, 2021, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.64	Modification 14 to Agreement, dated as of December 7, 2021, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.50 of the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 11, 2021).
10.65	Modification 15 to Agreement, dated as of January 26, 2022, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.66	Modification 16 to Agreement, dated as of March 11, 2022, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.67	Modification 17 to Agreement, dated as of March 16, 2022, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.68	Modification 18 to Agreement, dated as April 7, 2022, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.69	Modification 19 to Agreement, dated as of April 25, 2022, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 6, 2022).
10.70	Modification 20 to Agreement, dated May 18, 2022, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 5, 2022).
10.71	Modification 21 to Agreement, dated July 7, 2022, by and between American Centrifuge Operating, LLC and the U. S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 5, 2022).
10.72	Modification 22 to Agreement, dated July 27, 2022, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 5, 2022).
10.73	Modification 23 to Agreement, dated July 29, 2022, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 5, 2022).
10.74	Modification 24 to Agreement, dated August 1, 2022, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 5, 2022).

10.75	Modification 25 to Agreement, dated September 7, 2022, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 9, 2022).
10.76	Modification 26 to Agreement, dated October 19, 2022, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 9, 2022).
10.77	Modification 27 to Agreement, dated November 28, 2022, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.80 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).
10.78	Modification 28 to Agreement, dated January 25, 2023, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.84 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).
10.79	Modification 29 to Agreement, dated February 14, 2023, by and between American Centrifuge, LLC and the U.S Department of Energy (incorporated by reference to Exhibit 10.86 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).
10.80	Modification 30 to Agreement, dated March 2, 2023, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023).
10.81	Modification 31 to Agreement, dated April 2, 2023, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023).
10.82	Voting and Nomination Agreement, dated December 29, 2022, by and between Centrus Energy Corp. and Mr. Morris Bawabeh, Kulayba LLC and M&D Bawabeh Foundation, Inc (incorporated by reference to Exhibit 10.83 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).
10.83	Agreement, dated November 30, 2022, by and between American Centrifuge, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.81 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).
10.84	Modification 1 to Agreement, dated January 19, 2023, by and between American Centrifuge, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.85 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 22, 2023).
10.85	Modification 2 to Agreement, dated March 21, 2023, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023).
10.86	Modification 3 to Agreement, dated April 3, 2023, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 9, 2023).
10.87	Modification 4 to Agreement, dated September 28, 2023, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 8, 2023).
10.88	Modification 5 to Agreement, dated October 19, 2023, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 8, 2023).
10.89	Modification 6 to Agreement, dated December 23, 2023, by and between American Centrifuge Operating, LLC and the U.S. Department of Energy. (a)

10.90	Letter agreement, dated April 28, 2023, by and between Joint Stock Company "TENEX" and United States Enrichment Corporation (certain information has been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed) (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 8, 2023).
10.91	Employment Agreement, dated November 16, 2023 by and between Centrus Energy Corp. and Amir Vexler. (a)(b)
10.92	Centrus Energy Corp. Restricted Stock Unit Award Notice dated January 1, 2024 by and between Centrus Energy Corp. and Amir Vexler. (a)(b)
16.1	Letter, dated March 8, 2023, from PricewaterhouseCoopers LLP to the SEC (incorporated by reference to Exhibit 16.1 of the Company's Current Report on Form 8-K, filed with the SEC on March 6, 2023).
19	Insider Trading Policy. (a)
21	Subsidiaries of Centrus Energy Corp. (a)
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm. (a)
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (a)
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a). (a)
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a). (a)
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350. (a)
97	Centrus Energy Clawback Policy, dated August 3, 2023, related to Recovery of Erroneously Awarded Compensation. (a)
101	Consolidated Financial Statements from the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed in interactive data file (formatted as Inline XBRL). (a)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(a) Filed herewith.

(b) Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Centrus Energy Corp.

February 9, 2024

/s/ Amir V. Vexler

Amir V. Vexler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 9, 2024:

Signature	Title
/s/ Amir V. Vexler **Amir V. Vexler**	President and Chief Executive Officer (Principal Executive Officer) and Director
/s/ Kevin J. Harrill **Kevin J. Harrill**	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer and Principal Accounting Officer)
/s/ Mikel H. Williams **Mikel H. Williams**	Chairman of the Board and Director
/s/ Kirkland H. Donald **Kirkland H. Donald**	Director
/s/ Tetsuo Iguchi **Tetsuo Iguchi**	Director
/s/ Tina W. Jonas **Tina W. Jonas**	Director
/s/ William J. Madia **William J. Madia**	Director
/s/ Bradley K. Sawatzke **Bradley K. Sawatzke**	Director

CENTRUS ENERGY CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Centrus Energy Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Centrus Energy Corp. and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations and comprehensive income, stockholders' deficit, and cash flows, for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation Allowance related to Federal Deferred Tax Assets – Refer to Notes 1 and 14 to the financial statements

Critical Audit Matter Description

The Company evaluated both positive and negative evidence that was objectively verifiable to determine the amount of the federal valuation allowance that was required on Centrus' federal deferred tax assets. Centrus has visibility on a significant portion of revenue in the LEU segment for 2023 through 2026, primarily from its long-term sales contracts. Centrus determined that the positive evidence of increased forecasted future income in the LEU segment based on existing sales Order Book and supply contracts along with commodity market forward pricing indicators, supported the release of the federal valuation allowance. However, due to lack of objectively verifiable information in later years, it was determined that forecasted future income was not sufficient to realize all the deferred tax assets. Therefore, Centrus recorded a partial release of its federal valuation allowance. In the third and fourth quarters of 2023, respectively, Centrus released ($7.7) million and ($11.7) million of the valuation allowance against its federal net deferred tax assets.

The principal considerations for our determination that performing procedures relating to the valuation allowance related to federal deferred tax assets is a critical audit matter are (i) the significant judgment by management when assessing the ability to realize the federal deferred tax assets and whether a valuation allowance is necessary, particularly as it relates to estimates of future taxable income and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's significant assumptions related to estimates of future taxable income.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Valuation Allowance related to Federal Deferred Tax Assets included the following, among others:

- Tested the design and operating effectiveness of management's internal controls pertaining to the ability to realize federal deferred tax assets and whether a valuation allowance is necessary, including controls over the estimates of future taxable income.
- Evaluated management's methodology for assessing the ability to realize federal deferred taxes and whether a valuation allowance is necessary.
- Tested the completeness and accuracy of underlying information used in management's process for assessing the ability to realize federal deferred tax assets and whether a valuation allowance is necessary.
- Assessed the timing for appropriateness of the valuation allowance partial releases associated with the federal deferred tax assets.
- Evaluating management's assumption related to the estimates of future taxable income involved evaluating whether the assumptions and estimates used by management were reasonable considering (i) the current and past performance of the Company; (ii) the terms of the Company's existing contractual agreements with its customers and suppliers; (iii) the source and reliability of market related inputs; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit.
- Read and analyzed the minutes of the Boards of Directors of Centrus Energy Corporation for discussions of changes in legal, regulatory, or business factors which could impact management's estimates and conclusions with respect to the financial statement impacts of the valuation allowance for deferred tax assets.
- Read and evaluated relevant sanctions, laws, regulatory statutes or other publicly available information to assess whether this external information was appropriately considered by management in their determination of the valuation allowance related to federal deferred tax assets.
- Evaluated Centrus Energy Corporation's footnotes and disclosures related to the financial statement impacts of the valuation allowance for deferred tax assets.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
February 9, 2024

We have served as the Company's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Centrus Energy Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Centrus Energy Corp. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 9, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
February 9, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Centrus Energy Corp.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Centrus Energy Corp. and its subsidiaries (the "Company") as of December 31, 2022, and the related consolidated statements of operations and comprehensive income, of stockholders' deficit and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Baltimore, Maryland
February 22, 2023

We served as the Company's auditor from 2002 to 2023.

CENTRUS ENERGY CORP.
CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share data)

	December 31,	
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 201.2	$ 179.9
Accounts receivable	49.4	38.1
Inventories	306.4	209.2
Deferred costs associated with deferred revenue	117.6	135.7
Other current assets	10.8	24.2
Total current assets	685.4	587.1
Property, plant and equipment, net	7.0	5.5
Deposits for financial assurance	32.4	32.3
Intangible assets, net	39.4	45.7
Deferred tax assets, net	28.5	26.8
Other long-term assets	3.5	8.1
Total assets	$ 796.2	$ 705.5
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 56.2	$ 65.5
Payables under inventory purchase agreements	41.9	43.6
Inventories owed to customers and suppliers	84.3	60.8
Deferred revenue and advances from customers	282.6	273.2
Current debt	6.1	6.1
Total current liabilities	471.1	449.2
Long-term debt	89.6	95.7
Postretirement health and life benefit obligations	81.2	84.5
Pension benefit liabilities	17.3	43.6
Advances from customers	32.8	46.2
Long-term inventory loans	63.1	48.7
Other long-term liabilities	8.8	11.7
Total liabilities	763.9	779.6
Commitments and contingencies (Note 17)		
Stockholders' equity (deficit):		
Preferred stock, par value $1.00 per share, 20,000,000 shares authorized		
Series A Participating Cumulative Preferred Stock, none issued	—	—
Series B Senior Preferred Stock, none issued	—	—
Class A Common Stock, par value $0.10 per share, 70,000,000 shares authorized, 14,956,434 and 13,919,646 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	1.5	1.4
Class B Common Stock, par value $0.10 per share, 30,000,000 shares authorized, 719,200 shares issued and outstanding as of December 31, 2023 and December 31, 2022	0.1	0.1
Excess of capital over par value	180.5	158.1
Accumulated deficit	(149.5)	(233.9)
Accumulated other comprehensive income (loss)	(0.3)	0.2
Total stockholders' equity (deficit)	32.3	(74.1)
Total liabilities and stockholders' equity (deficit)	$ 796.2	$ 705.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

CENTRUS ENERGY CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in millions, except share and per share data)

| | Year Ended December 31, | | |
	2023	2022	2021
Revenue:			
Separative work units	$ 208.2	$ 196.2	$ 163.3
Uranium	60.8	39.4	22.8
Technical solutions	51.2	58.2	112.2
Total revenue	320.2	293.8	298.3
Cost of Sales:			
Separative work units and uranium	163.9	105.0	113.1
Technical solutions	44.2	70.9	70.7
Total cost of sales	208.1	175.9	183.8
Gross profit	112.1	117.9	114.5
Advanced technology costs	14.2	14.8	2.1
Selling, general and administrative	35.6	33.9	36.0
Amortization of intangible assets	6.3	9.0	8.1
Special charges for workforce reductions	3.6	0.5	—
Operating income	52.4	59.7	68.3
Nonoperating components of net periodic benefit income	(23.2)	(6.6)	(67.6)
Interest expense	1.3	0.5	0.1
Investment income	(8.7)	(2.0)	(0.1)
Other income, net	(1.5)	—	—
Income before income taxes	84.5	67.8	135.9
Income tax expense (benefit)	0.1	15.6	(39.1)
Net income and comprehensive income	84.4	52.2	175.0
Distributed earnings allocable to warrant modification	—	1.5	—
Preferred stock dividends - undeclared and cumulative	—	—	2.1
Distributed earnings allocable to retired preferred shares	—	—	37.6
Net income allocable to common stockholders	$ 84.4	$ 50.7	$ 135.3
Net income per share:			
Basic	$ 5.55	$ 3.47	$ 10.03
Diluted	$ 5.44	$ 3.38	$ 9.75
Average number of common shares outstanding (in thousands):			
Basic	15,212	14,601	13,493
Diluted	15,501	14,988	13,879

The accompanying notes are an integral part of these Consolidated Financial Statements.

CENTRUS ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
OPERATING			
Net income	$ 84.4	$ 52.2	$ 175.0
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	7.1	9.6	8.6
Accrued loss on long-term contract	(20.0)	19.5	(7.2)
Deferred tax assets	(1.6)	14.7	(39.5)
Retirement benefit plans (gains) losses, net	(24.6)	7.8	(50.5)
Revaluation of inventory borrowing	7.4	8.0	4.8
Equity-related compensation	2.3	1.9	12.1
Other reconciling adjustments, net	(1.6)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(11.3)	(9.0)	0.5
Inventories	(83.8)	(88.5)	(14.2)
Inventories owed to customers and suppliers	23.5	52.4	3.5
Other current assets	14.9	(15.6)	(1.0)
Payables under inventory purchase agreements	(1.7)	5.7	16.6
Deferred revenue and advances from customers, net of deferred costs	12.1	(22.5)	13.2
Accounts payable and other liabilities	8.5	2.6	(4.6)
Pension and postretirement liabilities	(5.7)	(18.1)	(67.0)
Other changes, net	(0.8)	(0.1)	(0.3)
Cash provided by operating activities	9.1	20.6	50.0
INVESTING			
Capital expenditures	(1.6)	(0.7)	(1.2)
Cash used in investing activities	(1.6)	(0.7)	(1.2)
FINANCING			
Proceeds from the issuance of common stock, net	23.2	3.6	42.1
Redemption of preferred stock, net	—	—	(44.4)
Payment of interest classified as debt	(6.1)	(6.1)	(6.1)
Exercise of stock options	—	0.4	0.9
Withholding of shares to fund grantee tax obligations under stock-based compensation plan	(3.0)	(1.9)	(2.4)
Other	(0.2)	(0.3)	—
Cash provided by (used in) financing activities	13.9	(4.3)	(9.9)
Increase in cash, cash equivalents and restricted cash	21.4	15.6	38.9
Cash, cash equivalents and restricted cash, beginning of year (Note 3)	212.4	196.8	157.9
Cash, cash equivalents and restricted cash, end of year (Note 3)	$ 233.8	$ 212.4	$ 196.8

	Year Ended December 31,		
	2023	**2022**	**2021**
Supplemental cash flow information:			
Non-cash activities:			
Property, plant and equipment included in accounts payable and accrued liabilities	0.9	0.2	—
Equity transaction costs included in accounts payable and accrued liabilities	—	0.2	0.4
Adjustment to right to use lease assets from lease modification	(4.2)	6.6	—
Disposal of right to use lease assets from lease modification	—	—	1.0
Reclassification of equity compensation liability to equity	—	10.6	7.5
Common stock and warrant issued in exchange for preferred stock	—	—	7.5
Distributed earnings allocable to warrant modification	—	1.5	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

CENTRUS ENERGY CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in millions, except per share data)

	Preferred Stock, Series B	Common Stock, Class A, Par Value $0.10 per Share	Common Stock, Class B, Par Value $0.10 per Share	Excess of Capital Over Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2020	$ 0.1	$ 1.1	$ 0.1	$ 85.0	$ (407.7)	$ 0.8	$ (320.6)
Net income	—	—	—	—	175.0	—	175.0
Issuance of common stock	—	0.2	—	41.9	—	—	42.1
Exchange of preferred stock for common stock and common stock warrant	—	0.1	—	7.5	(7.6)	—	—
Purchase under tender offer	(0.1)	—	—	—	(44.3)	—	(44.4)
Reclassification of stock-based compensation liability to equity	—	—	—	7.5	—	—	7.5
Stock-based compensation shares withheld for employee taxes	—	—	—	(2.4)	—	—	(2.4)
Other comprehensive loss	—	—	—	—	—	(0.3)	(0.3)
Stock-based compensation	—	—	—	1.2	—	—	1.2
Balance at December 31, 2021	$ —	$ 1.4	$ 0.1	$ 140.7	$ (284.6)	$ 0.5	$ (141.9)
Net income	—	—	—	—	52.2	—	52.2
Issuance of common stock	—	—	—	4.0	—	—	4.0
Reclassification of stock-based compensation liability to equity	—	—	—	10.6	—	—	10.6
Stock-based compensation shares withheld for employee taxes	—	—	—	(1.9)	—	—	(1.9)
Warrant modification	—	—	—	1.5	(1.5)	—	—
Other comprehensive loss (net of tax)	—	—	—	—	—	(0.3)	(0.3)
Stock-based compensation	—	—	—	3.2	—	—	3.2
Balance at December 31, 2022	$ —	$ 1.4	$ 0.1	$ 158.1	$ (233.9)	$ 0.2	$ (74.1)
Net income	—	—	—	—	84.4	—	84.4
Issuance of common stock	—	0.1	—	23.1	—	—	23.2
Stock-based compensation shares withheld for employee taxes	—	—	—	(3.0)	—	—	(3.0)
Other comprehensive loss (net of tax)	—	—	—	—	—	(0.5)	(0.5)
Stock-based compensation	—	—	—	2.3	—	—	2.3
Balance at December 31, 2023	$ —	$ 1.5	$ 0.1	$ 180.5	$ (149.5)	$ (0.3)	$ 32.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

CENTRUS ENERGY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Consolidated Financial Statements of Centrus Energy Corp. ("Centrus" or the "Company"), which include the accounts of the Company, its principal subsidiary Enrichment Corp., and its other subsidiaries, were prepared in conformity with U.S. GAAP. Certain prior year amounts have been reclassified for consistency with the current year presentation. All material intercompany transactions have been eliminated.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts presented and disclosed in the Consolidated Financial Statements. Significant estimates and judgments include, but are not limited to, revenue and related costs, asset valuations, pension and postretirement health and life benefit costs and obligations, the tax bases of assets and liabilities, the future recoverability of deferred tax assets, and determination of the valuation allowance for deferred tax assets. Actual results may differ from such estimates, and estimates may change if the underlying conditions or assumptions change.

Cash and Cash Equivalents

Cash and cash equivalents include short-term or highly liquid assets with original maturities of three months or less.

Inventories and Inventories Owed to Customers and Suppliers

LEU consists of two components: SWU and UF_6. SWU is a standard unit of measurement that represents the effort required to transform a given amount of natural uranium into two components: enriched uranium having a higher percentage of U^{235} and depleted uranium having a lower percentage of U^{235}. The SWU contained in LEU is calculated using an industry standard formula based on the physics of enrichment. The amount of enrichment deemed to be contained in LEU under this formula is commonly referred to as its SWU component and the quantity of natural uranium hexafluoride deemed to be used in the production of LEU under this formula is referred to as its uranium or "feed" component.

SWU and uranium inventory costs are determined using the average cost method. SWU and uranium purchase costs include shipping costs when applicable. Inventories of SWU and uranium are valued at the lower of cost or NRV. NRV is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation. The estimated selling price for SWU and uranium is based on the pricing terms of contracts in the Company's Order Book, and, for uranium not under contract, the estimated selling price is based primarily on published price indicators at the balance sheet date.

Inventories owed to customers and suppliers, included in current liabilities, consist primarily of SWU and uranium inventories owed to fabricators. Fabricators process LEU into fuel for use in nuclear reactors. Under inventory optimization arrangements between Centrus and domestic fabricators, fabricators order quantities of LEU from Centrus based on scheduled or anticipated orders from utility customers, for deliveries in future periods. As delivery obligations under actual customer orders arise, Centrus typically satisfies these obligations by arranging for the transfer to the customer of title to the specified quantity of LEU at the fabricator. Centrus' balances of SWU and uranium vary over time based on the timing and size of the fabricator's LEU orders from Centrus and the fabricator's needs for working stock of LEU. Balances can be positive or negative at the discretion of the fabricator. Fabricators have other inventory supplies and, where a fabricator has elected to order less material from Centrus than Centrus is required to deliver to its customers at the fabricator, the fabricator will use these other inventories to satisfy Centrus' customer order obligations on Centrus' behalf. In such cases, the transfer of title of LEU from Centrus to the customer results in quantities of SWU and uranium being owed by Centrus to the fabricator. The amounts of SWU and uranium owed to fabricators are satisfied as future deliveries of LEU to fabricators are made.

Deferred Taxes

Centrus follows the asset and liability approach to account for deferred taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences of temporary differences between the balance sheet carrying amounts of assets and liabilities and their respective tax bases. Deferred taxes are based on income tax rates in effect for the years in which temporary differences are expected to reverse. The effect on deferred taxes of a change in income tax rates is recognized in income when the change in rates is enacted in the law. A valuation allowance is provided if it is more likely than not that all, or some portion, of the deferred tax assets may not be realized.

Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost. Leasehold improvements and machinery and equipment are depreciated on a straight-line basis over the shorter of the useful life of the assets or the lease term, if applicable. Refer also to *Carrying Value of Long-Lived Assets* below.

Intangible Assets

Centrus has intangible assets resulting from fresh start accounting as a result of emergence from Chapter 11 bankruptcy on September 30, 2014. The identifiable intangible assets relate to the sales Order Book and customer relationships. The Order Book intangible asset is amortized as the Order Book valued at emergence is reduced, principally as a result of deliveries to customers. The customer relationships intangible asset is amortized using the straight-line method over the estimated average useful life of 15 years, with 5 ¾ years of scheduled amortization remaining. Refer also to *Carrying Value of Long-Lived Assets* below.

Carrying Value of Long-Lived Assets

The Company evaluates the carrying values of property, plant and equipment and identifiable intangible assets when events or changes in business circumstances indicate that the carrying amount of asset, or asset group, may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset, or asset group, exceeds its fair value.

Financial Instruments and Fair Value Measurement

Accounting standards define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, consideration is given to the principal or most advantageous market and assumptions that market participants would use when pricing the asset or liability.

Pursuant to accounting standards, Centrus' 8.25% Notes due February 2027 are recorded at face value and the fair value is disclosed. The estimated fair value of the 8.25% Notes is based on bid/ask quotes as of or near the balance sheet date. Debt issuance costs are deferred and amortized over the life of the instrument.

The balance sheet carrying amounts for accounts receivable, accounts payable and accrued liabilities, and payables under inventory purchase agreements approximate fair value because of the short-term nature of the instruments.

Concentrations of Credit Risk

Credit risk could result from the possibility of a customer failing to perform or pay according to the terms of a contract. Extension of credit is based on an evaluation of each customer's financial condition. Centrus regularly monitors credit risk exposure and takes steps intended to mitigate the likelihood of such exposure resulting in a loss.

Concentrations of Supply Risk and Other Considerations with the War in Ukraine

The current war in Ukraine has led to the U.S., Russia and other countries imposing sanctions and other measures that restrict international trade. The situation is rapidly changing, and it is not possible to predict future actions that could be taken. The Company has multiple sources of supply; however, the supply contract with TENEX remains the Company's largest source and accounts for well over one-half of or its anticipated supply in 2024-2027 for deliveries to U.S. customers.

At present, sanctions have not impacted the ability of the Company or TENEX to perform under the TENEX Supply Contract. Recently, sanctions have been imposed by the U.S. on exports of fossil fuels. Russia has imposed sanctions on the export of commodities but does not include the export of LEU. Canada has imposed sanctions on ocean transportation of Russian LEU, but has given a permit to the Company's carrier that extends to early July 2024. Additional sanctions or other measures by the U.S. or foreign governments (including the Russian government) could be imposed or the existing Canadian permit might not be extended. Any sanctions or measures directed at trade in LEU from Russia or the parties involved in such trade or otherwise, including denial or non-renewal of licenses or permits, could interfere with, or prevent, implementation of the TENEX Supply Contract. While the initial sanctions announced do not affect the ability of the Company or TENEX to implement the TENEX Supply Contract, the situation at this time is unpredictable and there are proposals in Congress (including one that has passed the House of Representatives) to impose a ban on imports of Russian LEU.

If a ban were enacted or measures were taken to limit the supply of Russian LEU or to prohibit or limit dealings with Russian entities, including, but not limited to, TENEX or Rosatom, the Company would seek a license, waiver or other approval from the government imposing such measures to ensure that the Company could continue to fulfill its purchase and sales obligations. There is no assurance that such a license, waiver, or approval would be granted. If a license, waiver or approval were not granted, the Company would need to look to alternative sources of LEU to replace the LEU that it could not procure from TENEX. The Company has contracts for alternative sources that could be used to mitigate a portion of the near term impacts. However, the Company's alternative sources are not sufficient to replace all of the Russian LEU the Company is currently permitted to import under the RSA, and to the extent additional supply cannot be obtained, or obtained at a higher costs, it will have a material adverse impact on its business, results of operations, and competitive position.

Given the foregoing, there is no assurance that future developments would not have a material adverse effect on the Company's procurement, payment, delivery or sale of LEU under the TENEX Supply Contract and well as on our business, results of operations, and competitive position.

Segments

Centrus operates two business segments: LEU, which supplies various components of nuclear fuel to utilities, and Technical Solutions, which provides advanced engineering, design, and manufacturing services to government and private sector customers.

Related Party

As previously disclosed in the Company's Current Report on Form 8-K filed on December 31, 2020, on that same date the Company entered into an At Market Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. and Lake Street Capital Markets, LLC, relating to an ATM offering of shares of the Company's Class A Common Stock. Mr. Williams, Chairman of the Centrus Board of Directors, also served on the board of B. Riley Financial, Inc. Mr. Williams recused himself and took no part in the selection of B. Riley or the negotiation of the terms of the Sales Agreement.

The Company filed a shelf registration statement on Form S-3 (Registration Statement No. 333-272984) with the SEC on June 28, 2023, which became effective on July 10, 2023. Pursuant to this shelf registration statement, the Company may offer and sell up to $200 million in securities, in aggregate. The Company may continue to work with B. Riley Securities, Inc. for any offerings under this registration statement. Mr. Williams is an employee of Targus International LLC whose ultimate parent has been B. Riley Financial, Inc since 2022. Please refer to Note 16, *Stockholders' Equity*, for further details.

Foreign Currency

The Company records foreign currency transaction gains and losses, realized and unrealized, and foreign exchange gains and losses due to re-measurement of monetary assets and liabilities that are not denominated in U.S. dollars in other income, net in the Consolidated Statements of Operations.

Revenue

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue for product and service sales is recognized when or as the Company transfers control of the promised products or services to the customer. Revenue is measured at the transaction price, which is based on the amount of consideration that the Company expects to receive in exchange for transferring the promised goods or services to the customer. The transaction price will include estimates of variable consideration until it is probable that a significant reversal of revenue recognized will not occur.

SWU and Uranium Revenue

Revenue for the Company's LEU segment is derived from sales of the SWU component of LEU, from sales of both the SWU and uranium components of LEU, and from sales of UF_6 and U_3O_8. Contracts with customers are primarily medium and long-term, fixed-commitment, contracts under which its customers are obligated to purchase a specified quantity of the SWU component of LEU or the SWU and uranium components of LEU. The Company's contracts for UF_6 and U_3O_8 are generally shorter-term, fixed-commitment contracts.

Revenue is recognized at the time the customer obtains control of the LEU or uranium. Customers generally obtain control of LEU at nuclear fuel fabricators. Centrus ships LEU to nuclear fuel fabricators for scheduled or anticipated orders from utility customers. Based on customer orders, Centrus arranges for the transfer of title of LEU from Centrus to the customer for the specified quantity of LEU at the fuel fabricator. Each such delivery to a customer is accounted for as a distinct performance obligation under a contract, and a contract may call for multiple deliveries over a number of periods. The contract's transaction price is allocated to each performance obligation based on the observable standalone selling price of each distinct delivery of SWU or uranium. For certain contracts the customers may elect not to take control of the LEU or uranium and Centrus may have the right to enforce payment under the terms of the contractual agreement. The revenue recognition for these contracts is assessed when it occurs.

Utility customers in general have the option to defer receipt of uranium products purchased from the Company beyond the contractual sale period. In such cases, title to SWU and/or uranium components are transferred to the customer and a performance obligation for Centrus is created and a receivable is recorded. Cash is collected for the receivable under normal credit terms. The performance obligation is represented as deferred revenue in *Deferred Revenue and Advances from Customers* on the Consolidated Balance Sheet and the customer-titled product is classified as *Deferred Costs Associated with Deferred Revenue* on the Consolidated Balance Sheet. Risk of loss remains with Centrus until the customer obtains control of the uranium product. The recognition of revenue and related cost of sales occurs at the point in time at which the customer obtains control of SWU or uranium and risk of loss of the product transfers to the customer, which may occur beyond one year. The timing of the transfer of control, subject to notice period requirements, is at the option of the customer. As such, deferred costs and deferred revenue are classified within current assets and current liabilities, respectively.

On occasion, the Company will accept payment in the form of uranium. Revenue from the sale of SWU under such contracts is recognized at the time transfer of control of LEU occurs and is based on the fair value of the uranium at contract inception or, as the quantity of uranium is finalized, if variable.

Amounts billed to customers for handling costs are included in sales. Handling costs are accounted for as a fulfillment cost and are included in cost of sales. The Company does not have shipping costs associated with outbound freight after control over a product has transferred to a customer. The Company's contracts with customers do not provide for significant payment terms or financing components.

Technical Solutions Revenue

Revenue for the Technical Solutions segment, principally representing technical, manufacturing, engineering, procurement, construction and operations services offered to public and private sector customers, is recognized over the contractual period as services are rendered. The Company recognizes revenue over time as it performs on these contracts because of the continuous transfer of control to the customer. For public sector contracts, this continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience, pay the Company for costs incurred plus a reasonable profit and assume control of any work in progress. The Company's government and private sector contracts generally contain contractual termination clauses or entitle the Company to payments for work performed to date for goods and services that do not have an alternative use. With control transferring over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. A contract may contain one or more performance obligations. Two or more promises to transfer goods or services to a customer may be considered a single performance obligation if the goods or services are highly interdependent or highly interrelated such that utility of the promised goods or services to the customer includes integration services provided by the Company.

The Company determines the transaction price for each contract based on the consideration it expects to receive for the products or services being provided under the contract. If transaction prices are not stated in the contract for each performance obligation, contractual prices are allocated to performance obligations based on estimated relative standalone selling prices of the promised services. For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation based on the estimated standalone selling price of the product or service underlying each performance obligation. The standalone selling price represents the amount the Company would sell the product or service to a customer on a standalone basis (i.e., not bundled with any other products or services). The Company's contracts with the U.S. government are subject to the FAR and the price is typically based on estimated or actual costs plus a reasonable profit margin. As a result of these regulations, the standalone selling price of products or services in the Company's contracts with the U.S. government are typically equal to the selling price stated in the contract. The Company does not contemplate future modifications, including unexercised options until they become legally enforceable. Contracts may be subsequently modified to include changes in specifications, requirements or price, which may create new or change existing enforceable rights and obligations. Depending on the nature of the modification, the Company considers whether to account for the modification as an adjustment to the existing contract or as a separate contract.

The Company generally uses the cost-to-cost input method of progress for performance obligations to deliver products with continual transfer of control to the customer because it best depicts the transfer of control to the customer that occurs as the Company incurs costs. Under the cost-to-cost method, the extent of progress towards completion is measured based on the proportion of direct costs incurred to date to the total estimated direct costs at completion of the performance obligation. Revenues are recorded proportionally as costs are incurred. For performance obligations to provide services to the customer, revenue is recognized over time based on direct costs incurred or the right to invoice method (in situations where the value transferred matches the Company's billing rights) as the customer receives and consumes the benefits.

Use of the cost-to-cost method requires the Company to make reasonably dependable estimates of costs at completion associated with the design, manufacture and delivery of products and services in order to calculate revenue. Significant judgment is used to estimate total revenue and costs at completion, particularly in the assumptions related to internal labor hours and third-party services for which a vendor invoice or quote is not yet available. As a significant change in one or more estimates could affect the profitability of the Company's contracts, the Company reviews and updates its contract-related estimates regularly. Adjustments in estimated profits/losses are recognized under the cumulative catch-up method. Under this method, the impact of the adjustments is recognized in the period the adjustment is recognized. When estimates of total costs at completion for such an integrated, construction type contract exceed total estimates of revenue to be earned on a performance obligation related to complex equipment or related services, a provision for the remaining loss on the performance obligation is recognized in the period the loss is determined.

The Company applied the practical expedient in paragraph ASC 606-10-50-14 and does not disclose the value of remaining performance obligations under service contracts having original expected terms of one year or less.

The timing of revenue recognition may differ from the timing of invoicing to customers. Progress on satisfying performance obligations under contracts with customers and the related billings and cash collections are recorded on the Consolidated Balance Sheet as contract assets or contract liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

Unbilled receivables are included in *Accounts Receivable* on the Consolidated Balance Sheet and arise when the timing of cash collected from customers differs from the timing of revenue recognition. Those assets are recognized when the revenue associated with the contract is recognized prior to billing and derecognized when billed in accordance with the terms of the contract. To the extent billings to the customer precede the recognition of Technical Solutions revenue, the Company recognizes a liability included in *Deferred Revenue and Advances from Customers* on the Consolidated Balance Sheet.

Advanced Technology Costs

American Centrifuge and related expenses that are outside of the Company's customer contracts are included in *Advanced Technology Costs*.

Pension and Postretirement Health and Life Benefit Plans

The Company provides retirement benefits to certain employees and retirees under defined benefit pension plans and postretirement health and life benefit plans. The valuation of benefit obligations and costs is based on provisions of the plans and actuarial assumptions that involve judgments and estimates. Plan assets and benefit obligations are remeasured each year as of the balance sheet date, or when lump sum payments exceed certain levels, resulting in differences between actual and projected results. The Company has elected to recognize these actuarial gains and losses immediately in the statement of operations to provide transparency regarding the impacts of changes in plan assets and benefit obligations.

Executive Severance Plan

The Company provides severance benefits to certain covered executives, which may also include continuation of certain insurance benefits, under an Executive Severance Plan (the "Severance Plan"). The benefits payable under the Severance Plan are based on salary level, amongst other variables. As the severance expenses are part of an on-going benefit arrangement, the Company recognizes the expense when payment of the severance is probable and can be reasonably estimated in accordance with ASC 712, *Compensation — Nonretirement Postemployment Benefits*.

Stock-Based Compensation

Centrus has a stock-based compensation plan which authorizes the issuance of common stock to the Company's employees, officers, directors, and other individuals providing services to the Company or its affiliates pursuant to options, notional stock units, stock appreciation rights, restricted stock units, restricted stock, performance awards, dividend equivalent rights, and other stock-based awards.

Stock-based compensation cost for options and stock-settled awards are measured at the grant date based on the fair value of the award. The cost is recognized over the requisite service period on a straight-line basis over the vesting period.

Stock-based compensation cost for awards likely to be settled with cash payments is recognized over the requisite service period and accrued as a liability and re-measured each reporting period based on the trading price of the Company's common stock.

The Company recognizes forfeitures as they occur.

New Accounting Standards

Accounting Standards Effective in Future Periods

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting*, to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This pronouncement is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company is evaluating the impact this will have on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes*, to improve the transparency of income tax disclosures, primarily through requiring consistent categories and greater disaggregation in the rate reconciliation and requiring disaggregation of income taxes paid by jurisdiction. This pronouncement is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. Based on the Company's review, it does not expect the pronouncement to have any material impact on its Consolidated Financial Statements.

2. REVENUE AND CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following table presents revenue from SWU and uranium sales disaggregated by geographical region, including foreign countries representing 10% or more of revenue, based on the billing addresses of customers (in millions):

| | Year Ended December 31, | | |
	2023	2022	2021
United States	$ 230.4	$ 96.1	$ 108.3
Foreign:			
Belgium	0.1	38.3	36.6
Japan	23.6	61.6	34.6
Other	14.9	39.6	6.6
Total foreign	38.6	139.5	77.8
Revenue - SWU and uranium	$ 269.0	$ 235.6	$ 186.1

Refer to Note 19, *Revenue by Geographic Area, Major Customers and Segment Information*, for disaggregation of revenue by segment and end-market. SWU sales are made primarily to electric utility customers and uranium sales are made primarily to other nuclear fuel related companies. Technical Solutions revenue resulted primarily from services provided to the U.S. government and its contractors. SWU and uranium revenue is recognized at point of sale and Technical Solutions revenue is generally recognized over time based on direct costs incurred or the right to invoice method (in situations where the value transferred matches the Company's billing rights) as the customer receives and consumes the benefits.

Accounts Receivable

| | December 31, | |
| | 2023 | 2022 |
	(in millions)	
Accounts receivable:		
Billed	$ 40.2	$ 29.0
Unbilled *	9.2	9.1
Accounts receivable	$ 49.4	$ 38.1

* Billings under certain contracts in the Technical Solutions segment are invoiced based on approved provisional billing rates. Unbilled revenue represents the difference between actual costs incurred and invoiced amounts. The Company expects to invoice and collect the unbilled amounts after actual rates are submitted to the customer and approved. Unbilled revenue also includes unconditional rights to payment that are not yet billable under applicable contracts pending the compilation of supporting documentation.

Contract Liabilities

The following table presents changes in contract liability balances (in millions):

	December 31,					
	2023		**2022**		**Change**	
Accrued losses on HALEU Operation Contract:						
Current - *Accounts payable and accrued liabilities*	$	—	$	20.0	$	(20.0)
Deferred revenue - current	$	252.4	$	258.4	$	(6.0)
Advances from customers - current	$	30.2	$	14.8	$	15.4
Advances from customers - non current	$	32.8	$	46.2	$	(13.4)

Deferred sales and advances from customers totaled $33.4 million and $33.7 million in the year ended December 31, 2023, and 2022, respectively. Previously deferred sales and advances from customers recognized in revenue totaled $23.6 million and $62.4 million in the year ended December 31, 2023, and 2022, respectively.

LEU Segment

The SWU component of LEU typically is bought and sold under contracts with deliveries over several years. The Company's agreements for natural uranium hexafluoride and uranium concentrate sales generally are shorter-term, fixed-commitment contracts. The Company's sales under contract in the Order Book extend to 2030. As of December 31, 2023 and December 31, 2022, the Order Book was approximately $1.0 billion. The Order Book represents the estimated aggregate dollar amount of revenue for future SWU and uranium deliveries under contract and includes approximately $315 million and $319 million of *Deferred Revenue and Advances from Customers* at December 31, 2023 and December 31, 2022, respectively.

Most of the Company's customer contracts provide for fixed purchases of SWU during a given year. The Company's Order Book is partially based on customers' estimates of the timing and size of their fuel requirements and other assumptions that are subject to change. For example, depending on the terms of specific contracts, the customer may be able to increase or decrease the quantity delivered within an agreed range. The Company's Order Book estimate also is based on the Company's estimates of selling prices, which may be subject to change. For example, depending on the terms of specific contracts, prices may be adjusted based on escalation using a general inflation index, published SWU price indicators prevailing at the time of delivery, and other factors, all of which are variable. The Company uses external composite forecasts of future market prices and inflation rates in its pricing estimates.

Under the terms of certain contracts with customers in the LEU segment, the Company will accept payment for SWU in the form of uranium. Revenue from the sale of SWU under such contracts is recognized at the time LEU is delivered and is based on the fair value of the uranium at contract inception, or as the quantity of uranium is finalized, if variable. For the year ended December 31, 2023, 2022, and 2021, respectively, SWU revenue of $14.8 million, $14.5 million, and $0 was recognized under such contracts based on the fair market value of uranium acquired in exchange for SWU delivered. Uranium received from customers as advance payments for the future sales of SWU totaled $63.0 million and $61.0 million as of December 31, 2023, and 2022, respectively. The advance payments are included in either *Advances from Customers, Current* or *Advances from Customers, Non current,* based on the anticipated SWU sales period.

Technical Solutions Segment

Revenue for the Technical Solutions segment, representing the Company's technical, manufacturing, engineering, procurement, construction, and operations services offered to public and private sector customers, is recognized over the contractual period as services are rendered. For details, refer to Note 1, *Summary of Significant Accounting Policies — Revenue —Technical Solutions Revenue.*

In 2019, the Company entered into a cost-share contract with the DOE, the HALEU Demonstration Contract, to deploy a cascade of centrifuges to demonstrate production of HALEU for advanced reactors. The DOE agreed to reimburse the Company for 80% of its costs incurred in performing the contract. The DOE modified the contract several times to increase the total contract funding to $173.0 million and to extend the period of performance to November 30, 2022. The Company is currently performing closeout activities on the HALEU Demonstration Contract. Costs under the HALEU Demonstration Contract include program costs, including direct labor and materials and associated indirect costs that are classified as *Cost of Sales*, and an allocation of corporate costs supporting the program that are classified as *Selling, General and Administrative Expenses.* The impact to *Cost of Sales* for the years ended December 31, 2023, 2022, and 2021 is $0, $0.5 million, and $7.2 million, respectively, for previously accrued contract losses attributable to work performed in the periods. As of both December 31, 2023 and December 31, 2022, a total of $19.6 million of previously accrued contract losses have been realized and the accrued contract loss balance included in *Accounts Payable and Accrued Liabilities* is $0. The Company has received aggregate cash payments under the HALEU Demonstration Contract of $171.2 million through December 31, 2023.

In 2022, DOE elected to move the operational portion of the demonstration to a subsequent, competitively-awarded contract that allows for a much longer period of operation than would have been possible under the original contract. On November 10, 2022, after a competitive solicitation, the DOE awarded the HALEU Operation Contract to the Company and work began December 1, 2022. The base contract value is approximately $150 million in two phases through 2024. Phase 1 included an approximately $30 million cost share contribution from Centrus matched by approximately $30 million from the DOE to complete construction of the cascade, begin operations and produce the initial 20 kilograms of HALEU UF$_6$ by no later than December 31, 2023. On October 11, 2023, the Company announced that it began enrichment operations in Piketon, Ohio. On November 7, 2023, the Company announced that it made its first delivery of HALEU to the DOE, completing Phase 1 by successfully demonstrating its HALEU production process.

Phase 2 of the HALEU Operation Contract includes continued operations and maintenance, and production for a full year at an annual production rate of 900 kilograms of HALEU UF$_6$. The DOE will own the HALEU produced from the demonstration cascade and Centrus will be compensated on a cost-plus-incentive-fee basis, with an expected Phase 2 contract value of approximately $90 million, subject to Congressional appropriations. The HALEU Operation Contract also gives DOE options to pay for up to nine additional years of production from the cascade beyond the base contract; those options are at the DOE's sole discretion and subject to the availability of Congressional appropriations. Pursuant to an amendment to the Company's lease for the Piketon facility, the DOE assumed all D&D liabilities arising out of the HALEU Operation Contract.

Under the HALEU Operation Contract, DOE is obligated to provide the 5B Cylinders necessary for us to collect the output of the cascade, but supply chain challenges have created difficulties for DOE in securing enough 5B Cylinders for the entire production year. Centrus' delivery of the 900 kilograms, which it no longer can achieve by November 2024, was conditioned on DOE's ability to provide the 5B Cylinders on a timeline that allows for continuous production throughout Phase 2 of the contract. During time periods when 5B Cylinders are insufficient, the Company will be able to continue operations of the cascade, but will not be able to produce HALEU. The 9% target fee for Phase 2 of the contract was estimated to be $7.5 million based on the estimated costs for the contract and is subject to a contract minimum fee of $6.9 million.

To support the DOE in mitigating the risk of further delays in delivery of 5B Cylinders, the Company received technical direction and a contract modification from the DOE to procure compliant 5B Cylinders and components while the contractual obligation to furnish compliant 5B Cylinders under the HALEU Operation Contract continues to rest with the DOE. The Company is also performing additional work on infrastructure and facility repairs under DOE's technical direction. On September 28, 2023, the DOE modified the HALEU Operation Contract to incorporate additional scope, which are not subject to cost-share, for infrastructure and facility repairs, and costs associated with 5B Cylinder refurbishment, for an estimated additional contract value of $5.8 million. On October 19, 2023, the DOE modified the HALEU Operation Contract to provide additional funding of $5.5 million for the additional scope items.

Costs under the HALEU Operation Contract include program costs, including direct labor and materials and associated indirect costs that are classified as *Cost of Sales*, and an allocation of corporate costs supporting the program that are classified as *Selling, General and Administrative Expenses*. When estimates of program costs to be incurred for an integrated, construction-type contract exceed estimates of total revenue to be earned, a provision for the remaining loss on the contract is recorded to Cost of Sales in the period the loss is determined. The Company's corporate costs supporting the program are recognized as expense as incurred over the duration of the contract term. As of December 31, 2022, the portion of the Company's anticipated cost share under the HALEU Operation Contract representing the Company's share of projected program costs was recognized in *Cost of Sales* as an accrued loss of $21.3 million. At December 31, 2023 and December 31, 2022, $0 and $20.0 million of the accrued loss is included in *Accounts Payable and Accrued Liabilities*, respectively. The accrued loss on the contract was adjusted over the contract term based on actual results and remaining program cost projections. The impact to *Cost of Sales* in the year ended 2023 and 2022 is $20.0 million and $1.3 million, respectively, for previously accrued contract losses attributable to work performed in the period. The HALEU Operation Contract is incrementally funded and DOE is currently obligated for costs up to approximately $59.4 million of the $125.9 million estimated transaction price for Phases 1, Phase 2, and the additional scope work. The Company has received aggregate cash payments under the HALEU Operation Contract of $32.6 million through December 31, 2023.

The Company does not currently have a contractual obligation to perform work in excess of the funding provided by the DOE. If the DOE does not commit to additional costs above the existing funding, the Company may incur material additional costs or losses in future periods that could have an adverse impact on its financial condition and liquidity.

Revenue for the Technical Solutions segment in the year ended December 31, 2021, also includes $43.5 million related to the settlement of the Company's claims for reimbursements for certain pension and postretirement benefits costs incurred in connection with a past cost-reimbursable contract with the DOE unrelated to the HALEU Demonstration Contract. Under the terms of the settlement agreement, the DOE paid the Company $43.5 million, of which $33.8 million was contributed to the pension plan in September 2021 for its subsidiary Enrichment Corp. and $9.7 million was deposited in October 2021 in a trust for payment of postretirement health benefits payable by Enrichment Corp. After receiving payment, at the Company's request, the case was dismissed.

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table summarizes the Company's cash, cash equivalents and restricted cash as presented on the Consolidated Balance Sheets to amounts on the Consolidated Statements of Cash Flows (in millions):

	December 31,	
	2023	2022
Cash and cash equivalents	$ 201.2	$ 179.9
Deposits for financial assurance - current (a)	0.2	0.2
Deposits for financial assurance - non current	32.4	32.3
Total cash, cash equivalents and restricted cash	**$ 233.8**	**$ 212.4**

(a) Deposits for financial assurance - current is included within *Other Current Assets* in the Consolidated Balance Sheets.

The Company has $6.8 million and $0 million denominated in euros as of December 31, 2023 and 2022, respectively, and recorded less than $0.1 million in transaction losses in each of the years ended December 31, 2023, 2022, and 2021.

The following table provides additional detail regarding the Company's deposits for financial assurance (in millions):

	December 31, 2023		December 31, 2022	
	Current	Long-Term	Current	Long-Term
Collateral for Inventory Loans	$ —	$ 29.8	$ —	$ 29.8
Workers Compensation	—	2.5	—	2.4
Other	0.2	0.1	0.2	0.1
Total deposits for financial assurance	**$ 0.2**	**$ 32.4**	**$ 0.2**	**$ 32.3**

The Company has provided financial assurance to states in which it was previously self-insured for workers' compensation in accordance with each state's requirements in the form of a surety bond or deposit that is fully cash collateralized by Centrus. Each surety bond or deposit is subject to reduction and/or cancellation, as each state determines that the likelihood of further workers' compensation obligations related to the period of self-insurance. In March, May, and October 2022, the Company entered into three inventory loans which required a cash deposit into an escrow fund. Refer to Note 4*, Inventories.*

4. INVENTORIES

Centrus holds uranium at licensed locations (e.g., fabricators) in the form of natural uranium hexafluoride and as the uranium component of LEU in transit to meet book transfer requests by customers and suppliers. Centrus also holds SWU as the SWU component of LEU at licensed locations or in transit to meet book transfer requests by customers and suppliers. Fabricators process LEU into fuel for use in nuclear reactors. Components of inventories are as follows (in millions):

	December 31, 2023			December 31, 2022		
	Current Assets	Current Liabilities (a)	Inventories, Net	Current Assets	Current Liabilities (a)	Inventories, Net
Separative work units	$ 21.9	$ —	$ 21.9	$ 24.1	$ —	$ 24.1
Uranium	284.5	84.3	200.2	185.1	60.8	124.3
Total	**$ 306.4**	**$ 84.3**	**$ 222.1**	**$ 209.2**	**$ 60.8**	**$ 148.4**

(a) This includes inventories owed to suppliers for advances of uranium.

Inventories are valued at the lower of cost or NRV.

The Company may also borrow SWU or uranium from customers or suppliers, in which case the Company will record the SWU and/or uranium and the related liability for the borrowing using a projected and forecasted purchase price over the borrowing period. In March 2023, the Company borrowed UF_6 which was recorded to inventory at a value of $22.5 million, based on the estimated fair market value of the inventory on the date of borrowing. In December 2023, the Company repaid borrowed SWU inventory valued at $11.1 million to a customer and reduced the SWU and the related liability.

In March, May, and October 2022, the Company borrowed SWU which was recorded to inventory at a value of $9.4 million, $8.5 million, and $10.4 million, respectively. The inventory value was calculated based on the anticipated sourcing of inventory for repayment at the date of acquisition.

In 2018 through 2020 the Company borrowed SWU inventory valued at $20.7 million. In the fourth quarter of 2021 and 2023, the Company repaid borrowed SWU inventory valued at $3.1 million and $11.1 million, respectively, to a customer and reduced the SWU and the related liability using an average purchase price over the borrowing period.

The Company performs quarterly revaluations of the *Long-Term Inventory Loans* reflecting an updated projection of the timing and sources of inventory to be used for repayment. These revaluations were recorded to *Cost of Sales* and resulted in an increase to the related liability of $7.4 million, $7.9 million, and $4.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

5. PROPERTY, PLANT AND EQUIPMENT, NET

A summary of changes in property, plant and equipment follows (in millions):

	December 31, 2022	Additions / (Depreciation)	December 31, 2023
Land	$ 1.2	$ —	$ 1.2
Buildings and leasehold improvements	4.8	0.2	5.0
Machinery and equipment	2.0	1.8	3.8
Other	1.1	0.2	1.3
Property, plant and equipment, gross	**9.1**	**2.2**	**11.3**
Accumulated depreciation	(3.6)	(0.7)	(4.3)
Property, plant and equipment, net	**$ 5.5**	**$ 1.5**	**$ 7.0**

Depreciation expense was $0.7 million in 2023, $0.6 million in 2022 and $0.6 million in 2021.

6. INTANGIBLE ASSETS, NET

Intangible assets originated from the Company's reorganization and application of fresh start accounting as of the date the Company emerged from bankruptcy, September 30, 2014, and reflect the conditions at that time. The intangible asset related to the Company's Order Book is amortized as the Order Book, existing at emergence, is reduced, principally as a result of deliveries to customers. The intangible asset related to customer relationships is amortized using the straight-line method over the estimated average useful life of 15 years. Amortization expense is presented below gross profit on the Consolidated Statements of Operations. Intangible asset balances are as follows (in millions):

	December 31, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Sales order book	$ 54.6	$ 41.6	$ 13.0	$ 54.6	$ 39.9	$ 14.7
Customer relationships	68.9	42.5	26.4	68.9	37.9	31.0
Total	**$ 123.5**	**$ 84.1**	**$ 39.4**	**$ 123.5**	**$ 77.8**	**$ 45.7**

The amount of amortization expense for intangible assets in each of the succeeding years is estimated to be as follows (in millions):

2024	$ 8.9
2025	9.1
2026	7.4
2027	6.0
2028	4.6
Thereafter	3.4
Total	**$ 39.4**

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Components of accounts payable and accrued liabilities follow (in millions):

| | December 31, | |
	2023	2022
Trade payables	$ 6.1	$ 5.9
Compensation and employee benefits	21.1	15.7
Postretirement health and life benefit obligations - current	10.1	7.3
Accrued HALEU Operation Contract loss	—	20.0
Short-term inventory loan	14.3	9.9
Operating lease liability	1.4	3.3
Other accrued liabilities	3.2	3.4
Total accounts payable and accrued liabilities	**$ 56.2**	**$ 65.5**

8. DEBT

A summary of debt follows (in millions):

| | Maturity | December 31, 2023 | | December 31, 2022 | |
		Current	Long-Term	Current	Long-Term
8.25% Notes:	Feb. 2027				
Principal		$ —	$ 74.3	$ —	$ 74.3
Interest		6.1	15.3	6.1	21.4
Total		**$ 6.1**	**$ 89.6**	**$ 6.1**	**$ 95.7**

Interest on the 8.25% Notes maturing in February 2027 is payable semi-annually in arrears as of February 28 and August 31 based on a 360-day year consisting of twelve 30-day months. The 8.25% Notes mature on February 28, 2027. The 8.25% Notes were issued in connection with a troubled debt restructuring, therefore, all future interest payment obligations on the 8.25% Notes are included in the carrying value of the 8.25% Notes. As a result, interest payments are reported as a reduction in the carrying value of the 8.25% Notes and not as interest expense. As of December 31, 2023, and December 31, 2022, $6.1 million of interest is recorded as current and classified as Current Debt in the Consolidated Balance Sheet.

The 8.25% Notes rank equally in right of payment with all of the Company's existing and future unsubordinated indebtedness other than its Issuer Senior Debt and its Limited Secured Acquisition Debt (each as defined below). The 8.25% Notes rank senior in right of payment to all of the Company's existing and future subordinated indebtedness and to certain limited secured acquisition indebtedness of the Company (the "Limited Secured Acquisition Debt"). The Limited Secured Acquisition Debt includes (i) any indebtedness, the proceeds of which are used to finance all or a portion of an acquisition or similar transaction if any lender's lien is solely limited to the assets acquired in such a transaction and (ii) any indebtedness, the proceeds of which are used to finance all or a portion of the American Centrifuge project or another next generation enrichment technology if any lender's lien is solely limited to such assets, provided that a lien securing the 8.25% Notes that is junior with respect to the lien securing such indebtedness will be limited to the assets acquired with such Limited Secured Acquisition Debt.

The indenture governing the 8.25% Notes includes restrictions on the ability of Enrichment Corp. to transfer cash and other assets to the Company, which could constrain the Company's ability to pay dividends on its Common Stock or to fund its commitments or the commitments of its other subsidiaries, subject to certain exceptions, such as the transfer of inventory and other assets in the ordinary course of business of Enrichment Corp. The indenture also restricts the Company's ability to engage in certain mergers or acquisitions and requires the Company to offer to repurchase all such outstanding notes at 101% of their outstanding principal amount in the event of certain change of control events.

The 8.25% Notes are subordinated in right of payment to certain indebtedness and obligations of the Company, as described in the indenture governing the 8.25% Notes (the "Issuer Senior Debt"), including (i) any indebtedness of the Company (inclusive of any indebtedness of Enrichment Corp.) under a future credit facility up to $50 million with a maximum net borrowing of $40 million after taking into account any minimum cash balance (unless a higher amount is approved with the consent of the holders of a majority of the aggregate principal amount of the 8.25% Notes then outstanding), (ii) any revolving credit facility to finance inventory purchases and related working capital needs, and (iii) any indebtedness of the Company to Enrichment Corp. under the secured intercompany notes.

The 8.25% Notes are guaranteed on a subordinated and limited basis by, and secured by substantially all of the assets of, Enrichment Corp. The Enrichment Corp. guarantee is a secured obligation and ranks equally in right of payment with all existing and future unsubordinated indebtedness of Enrichment Corp. (other than Designated Senior Claims (as defined below) and Limited Secured Acquisition Debt) and senior in right of payment to all existing and future subordinated indebtedness of Enrichment Corp. and Limited Secured Acquisition Debt. The Enrichment Corp. guarantee is subordinated in right of payment to certain obligations of, and claims against, Enrichment Corp. described in the indenture governing the 8.25% Notes (collectively, the "Designated Senior Claims"), including obligations and claims:

- under a future credit facility up to $50 million with a maximum net borrowing of $40 million after taking into account any minimum cash balance;

- under any revolving credit facility to finance inventory purchases and related working capital needs;

- held by or for the benefit of the Pension Benefit Guaranty Corporation pursuant to any settlement (including any required funding of pension plans); and

- under surety bonds or similar obligations held by or on behalf of the U.S. government pursuant to regulatory requirements.

The lien securing the Enrichment Corp. guarantee of the 8.25% Notes is junior in priority with respect to the lien securing Limited Secured Acquisition Debt, which is limited to the assets acquired with such Limited Secured Acquisition Debt.

9. LEASES

Centrus leases facilities and equipment under operating leases. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has facility leases with terms greater than 12 months, and the Company records the related asset and obligation at the present value of lease payments over the term. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Lease assets exclude lease incentives. Lease terms reflect options to extend or terminate the lease when it is reasonably certain that those options will be exercised. The depreciable life of lease assets and leasehold improvements is limited by the expected lease term. The weighted-average remaining lease term was 3.1 years and 3.6 years at December 31, 2023 and 2022, respectively, with maturity dates ranging from December 2025 to September 2027 at both December 31, 2023 and December 31, 2022. The weighted-average discount rate was 11.3% and 10.1% at December 31, 2023 and 2022, respectively. Lease expense primarily related to operating leases and totaled a credit of $0.1 million, expense of $0.7 million, and a credit of $0.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. Lease expense for the year ended December 31, 2023, 2022, and 2021, was net of DOE credits in the amount of $1.5 million, $1.6 million, and $2.0 million, respectively, for the true-up of prior years' lease expenses. Other amounts related to short-term lease expense were insignificant. Operating lease expense is included in *Cost of Sales, Selling, General and Administrative Expenses,* and *Advance Technology Costs* on the Statement of Operations. Cash paid for operating leases included in operating cash flows was $1.7 million, $1.6 million, and $2.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company leases facilities and related personal property near Piketon, Ohio from the DOE under an agreement which is classified as an operating lease. The lease was amended on May 6, 2021, to decrease the monthly lease payment beginning with the June 2021 payment. The Company accounted for the amendment as a modification and remeasured the remaining future lease payments through May 31, 2022, and recorded a $1.0 million reduction in the related lease asset and liability. In September 2021, the lease was further amended to extend the term through December 31, 2025. The Company did not remeasure the lease asset and liability, as the terms of the lease amendment allowed for early termination upon completion of the work under the HALEU Demonstration Contract, which was expected to occur by November 30, 2022. In November 2022, in connection with the award of the HALEU Operation Contract, the Company remeasured the lease asset and liability through the lease expiration date of December 31, 2025, and recorded an additional $6.6 million in lease assets and liabilities. In November 2022, the lease was further amended to provide that any facilities, centrifuges or other equipment constructed or installed under contract with the DOE will be owned by the DOE and may be returned to the DOE in an "as is" condition at the end of the lease term, and the DOE would be responsible for its D&D. In January 2023, in connection with the revision of estimated facility costs, the Company remeasured the lease asset and liability through the current lease expiration date of December 31, 2025, and recorded an adjustment to reduce the lease assets and liabilities by $4.2 million.

Operating Lease Assets and Liabilities

The table below presents the lease-related assets and liabilities recorded on the Consolidated Balance Sheets (in millions).

	December 31,			
	2023		2022	Classification on the Balance Sheet
Lease assets	$ 2.7	$	7.9	Other long-term assets
Lease liabilities:				
Current	$ 1.4	$	3.3	Accounts payable and accrued liabilities
Non current	2.6		6.1	Other long-term liabilities
Total lease liabilities	$ 4.0	$	9.4	

Maturity of Operating Lease Liabilities

The table below reconciles undiscounted payments for operating leases with terms greater than 12 months to the operating lease liabilities recorded on the balance sheet as of December 31, 2023 (in millions).

2024	$	1.9
2025		1.9
2026		1.0
2027		0.8
2028		—
Thereafter		—
Total lease payments		5.6
Less imputed interest		1.6
Present value of lease payments	$	4.0

10. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value of assets and liabilities, the following hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 assets include investments with quoted prices in active markets that the Company has the ability to liquidate as of the reporting date.

- Level 2 assets include investments in U.S. government agency securities, corporate and municipal debt whose estimates are valued based on observable inputs, other than quoted prices.

- Level 3 assets include investments with unobservable inputs, such as third-party valuations, due to little or no market activity.

Financial Instruments Recorded at Fair Value (in millions):

	December 31, 2023				December 31, 2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash and cash equivalents	$ 201.2	$ —	$ —	$ 201.2	$ 179.9	$ —	$ —	$ 179.9
Deferred compensation asset (a)	3.3	—	—	3.3	2.4	—	—	2.4
Liabilities:								
Deferred compensation obligation (a)	$ 3.3	$ —	$ —	$ 3.3	$ 2.4	$ —	$ —	$ 2.4

(a) The deferred compensation obligation represents the balance of deferred compensation plus net investment earnings. The deferred compensation plan is funded through a rabbi trust. Trust funds are invested in mutual funds for which unit prices are quoted in active markets and are classified within Level 1 of the valuation hierarchy.

There were no transfers between Level 1, 2 or 3 during the periods presented.

Other Financial Instruments

As of December 31, 2023, and 2022, the Consolidated Balance Sheets carrying amounts for *Accounts Receivable*, *Accounts Payable and Accrued Liabilities* (excluding the deferred compensation obligation described above), and *Payables under Inventory Purchase Agreements* approximate fair value because of their short-term nature.

The carrying value and estimated fair value of long-term debt are as follows (in millions):

	December 31, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value [a]	Carrying Value	Estimated Fair Value [a]
8.25% Notes	$ 95.7 [b]	$ 71.7	$ 101.8 [b]	$ 68.8

[a] Based on bid/ask quotes as of or near the balance sheet date, which are considered Level 2 inputs based on the frequency of trading.

[b] The carrying value of the 8.25% Notes consists of the principal balance of $74.3 million and the sum of current and non current interest payment obligations until maturity. Refer to Note 8, *Debt*.

11. PENSION AND POSTRETIREMENT HEALTH AND LIFE BENEFITS

The Company provides retirement benefits to certain employees and retirees under two qualified defined benefit pension plans, one postretirement health and life benefit plan and two disqualified plans. There are approximately 2,900 employees and retirees covered by qualified defined benefit pension plans providing retirement benefits based on compensation and years of service, and approximately 2,900 employees and retirees covered by postretirement health and life benefit plans. The DOE retained the obligation for postretirement health and life benefits for workers who retired prior to July 28, 1998. Pursuant to non-qualified supplemental pension plans, Centrus provides certain executive officers additional retirement benefits in excess of qualified plan limits imposed by tax law based on a targeted benefit objective. Employees hired on or after September 1, 2008, who are not covered by a collective bargaining agreement that provides for participation do not participate in a qualified defined benefit pension plan or postretirement health and life benefit plans.

Changes in the projected benefit obligations and plan assets and the funded status of the plans follow:

($ millions)	Defined Benefit Pension Plans		Postretirement Health and Life Benefit Plans	
	Year Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Changes in Benefit Obligations:				
Obligations at beginning of period	$ 527.3	$ 696.2	$ 95.3	$ 131.1
Actuarial (gains) losses, net	(25.2)	(138.0)	1.4	(27.0)
Service costs	2.9	2.7	—	—
Interest costs	27.8	19.1	5.0	3.5
Benefits paid from plan assets	(50.2)	(50.0)	(10.4)	(12.3)
Benefits paid from Company assets	(0.4)	(0.4)	—	—
Plan amendments	0.4	—	—	—
Settlements	(171.4)	—	—	—
Administrative expenses paid	(3.0)	(2.3)	—	—
Obligations at end of period	308.2	527.3	91.3	95.3
Changes in Plan Assets:				
Fair value of plan assets at beginning of period	483.3	672.7	3.5	9.2
Actual return on plan assets	31.8	(137.1)	0.1	(0.1)
Company contributions	0.4	0.4	6.8	6.7
Benefits paid	(50.6)	(50.4)	(10.4)	(12.3)
Settlements	(171.4)	—	—	—
Administrative expenses paid	(3.0)	(2.3)	—	—
Fair value of plan assets at end of period	290.5	483.3	—	3.5
Unfunded status at end of period	$ (17.7)	$ (44.0)	$ (91.3)	$ (91.8)
Amounts recognized in assets and liabilities:				
Current liabilities	$ (0.4)	$ (0.4)	$ (10.1)	$ (7.3)
Non current liabilities	(17.3)	(43.6)	(81.2)	(84.5)
	$ (17.7)	$ (44.0)	$ (91.3)	$ (91.8)
Amounts in accumulated other comprehensive income (loss), pre-tax:				
Prior service credit	$ (0.1)	$ (0.7)	$ (1.8)	$ (1.9)

The current liabilities reflect expected contributions for benefit payments for the non-qualified plans and the postretirement health and life benefit plans in the following year.

The discount rates below, rounded to the nearest 0.1%, are the estimated rates at which the benefit obligations could be effectively settled on the measurement date and are based on yields of high quality fixed income investments whose cash flows match the timing and amount of expected benefit payments of the plans.

Plan assets and benefit obligations are remeasured each year as of the balance sheet date resulting in differences between actual and projected results for the year. These actuarial gains and losses are recognized in the Consolidated Statements of Operations in the fourth quarter. In addition, an interim remeasurement and recognition of gains or losses may be required for a plan during the year when lump sum payments exceed, or are expected to exceed, the sum of the service cost and interest cost components of the annual net periodic benefit cost for that plan for the current year. There were no interim remeasurements in 2022.

During the third quarter of 2023, the Company determined that it was probable that lump sum payouts for 2023 would be greater than the annual service and interest cost components of the annual net periodic benefit cost for one of its defined benefit pension plans, triggering a remeasurement. The Company's defined benefit obligations for its pension plans was $527.3 million at December 31, 2022, of which $30.6 million related to this plan. The interim remeasurement resulted in a decrease in the benefit obligation and a corresponding net actuarial gain of $0.9 million in 2023.

The defined benefit pension plans currently allow for a lump sum payment option to (a) active employees who are terminated as a result of Company reductions in force and (b) terminated vested participants who have not yet begun receiving their benefits and have been terminated as a result of a reduction in force by the Company, or due to voluntary termination or involuntary termination, other than involuntary termination as a termination for cause.

On October 12, 2023, the Company entered into an agreement with an insurer ("Insurer") for one of its defined benefit plans to purchase a group annuity contract and transferred approximately $186.5 million of its pension plan obligations to the Insurer. The purchase of the group annuity contract was funded directly by assets of the pension plan of approximately $171.4 million. The purchase resulted in a transfer of benefit administrative responsibilities for approximately 1,400 beneficiaries effective December 1, 2023. The Company recorded income related to the pension settlement in the fourth quarter of $28.6 million, which was included in *Nonoperating Components of Net Periodic Benefit Income* in its Consolidated Statements of Operations.

Projected benefit obligations are based on actuarial assumptions including possible future increases in compensation. *Accumulated benefit obligations* are based on actuarial assumptions but do not include possible future increases in compensation. Effective August 2013, accrued benefits under the defined benefit pension plans are fixed and no longer increase to reflect changes in compensation or company service. Therefore, the accumulated benefit obligation equaled the projected benefit obligation of $308.2 million and $527.3 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, none of Centrus' plans had fair value of plan assets in excess of accumulated benefit obligations.

Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive Income

The Company reports service costs for its defined benefit pension plans and its postretirement health and life benefit plans in *Cost of Sales* and *Selling, General and Administrative Expenses*. The remaining components of net periodic benefit (credits) costs are reported as *Nonoperating Components of Net Periodic Benefit Income.*

(in millions)	Defined Benefit Pension Plans						Postretirement Health and Life Benefit Plans					
	Year Ended December 31,						Year Ended December 31,					
	2023		2022		2021		2023		2022		2021	
Net Periodic Benefit (Credits) Costs												
Service costs	$	2.9	$	2.7	$	2.7	$	—	$	—	$	—
Interest costs		27.8		19.1		18.1		5.0		3.5		3.4
Expected return on plan assets		(31.0)		(35.6)		(38.3)		(0.1)		(0.1)		—
Amortization of prior service credits, net		(0.2)		(0.2)		(0.2)		(0.1)		(0.1)		(0.1)
Actuarial (gains) losses, net		(26.0)		34.7		(48.2)		1.4		(26.9)		(2.3)
Net periodic benefit (credits) costs	$	(26.5)	$	20.7	$	(65.9)	$	6.2	$	(23.6)	$	1.0
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)												
Amortization of prior service costs, net	$	—	$	—	$	—	$	(1.8)	$	(1.9)	$	(2.0)
Prior service credit		(0.1)		(0.7)		(0.9)		—		—		—
Total recognized in other comprehensive loss, pre-tax	$	(0.1)	$	(0.7)	$	(0.9)	$	(1.8)	$	(1.9)	$	(2.0)
Total recognized in net periodic benefit costs (income) and other comprehensive income (loss), pre-tax	$	(26.6)	$	20.0	$	(66.8)	$	4.4	$	(25.5)	$	(1.0)

Net periodic benefit costs include service and interest costs of providing pension benefits that are accrued over the years employees render service. Prior service costs or credits are amortized over the employees' average remaining years of service from age 40 until the date of full benefit eligibility or the average expected future lifetime of all plan participants, as applicable. Participants in the postretirement health and life benefit plans are generally eligible for benefits at retirement after age 50 with 10 years of continuous credited service at the time of retirement.

On September 7, 2021, the Company collected $43.5 million from the DOE, of which $33.8 million was contributed to the pension plan in September 2021 for its subsidiary Enrichment Corp. and $9.7 million was deposited in October 2021 in a trust for payment of postretirement health benefits payable by Enrichment Corp. Refer to Note 2, *Revenue and Contracts with Customers.*

Effective January 1, 2014, or for certain plan participants formerly represented by a collective bargaining unit, January 1, 2015, plan participants age 65 or older ("post-65") have access to a range of medical plan choices with varying costs and benefits through a Medicare Exchange implemented by the Company. The Company provides an annual stipend for each of the post-65 retirees and post-65 spouses who enroll in the coverage through the exchange. Depending on the level of benefits elected by the participant, the participant may be required to make contributions in excess of the stipend amount.

The transition to the post-65 Medicare Exchange was reflected as a plan amendment that reduced plan obligations by $6.8 million as of December 31, 2014. This reduction in obligation was recognized in other comprehensive income in 2014 as a prior service credit. The prior service credit is being amortized into net periodic benefit cost as a credit over time. The post-65 Medicare Exchange stipend amount was increased for 2017. This increase in obligation of $3.6 million as of December 31, 2016, was recognized in other comprehensive income in 2016 as a prior service cost and is being amortized into net periodic benefit cost over time. The post-65 Medicare Exchange stipend amount was increased in 2018, as specified in a settlement agreement with the former collective bargaining unit. The settlement agreement also specifies the addition of catastrophic drug coverage effective January 1, 2019. The benefit enhancement for 2019 has been applied to all post-65 participants regardless of past representation by the collective bargaining agreement. The increase in obligation of $10.0 million as a result of the settlement agreement was recognized in net periodic benefit costs in 2017 as a plan change resulting from a legal settlement and is reported in *Nonoperating Components of Net Periodic Benefit Income*.

The defined benefits pension plans were amended in March 2019 making permanent the option for pension-eligible employees to receive a lump sum payment upon termination, regardless of benefit size. The effect of these plan changes has been added to *Accumulated Other Comprehensive Income (Loss)* as an unrecognized prior service cost to be amortized over the average future service of active employees starting in 2020.

Assumptions Used to Determine Net Periodic Benefit Costs

| | Defined Benefit Pension Plans | | | Postretirement Health and Life Benefit Plans | | |
| | Year Ended December 31, | | | Year Ended December 31, | | |
	2023	2022	2021	2023	2022	2021
Discount rate	5.2%	5.5%	2.8%	5.2%	5.5%	2.8%
Expected return on plan assets	6.8%	5.5%	6.3%	4.0%	0.8%	—

The expected return on plan assets is based on the weighted average of long-term return expectations for the composition of the plans' equity and debt securities. Expected returns on equity securities are based on historical long-term returns of equity markets. Expected returns on debt securities are based on the current interest rate environment.

Healthcare cost trend rates used to measure postretirement health benefit obligations follow:

| | December 31, | |
	2023	2022
Healthcare cost trend rate for the following year	7.0%	7.0%
Long-term rate that the healthcare cost trend rate gradually declines to	5%	5%
Year that the healthcare cost trend rate is expected to reach the long-term rate	2032	2031

Benefit Plan Assets

Independent advisors manage investment assets of Centrus' defined benefit pension plans and postretirement health and life benefit plans. Centrus has the fiduciary responsibility for reviewing performance of the various investment advisors. The goal of the investment policy of the plans is to maximize portfolio returns within reasonable and prudent levels of risk in order to meet projected liabilities and maintain sufficient cash to make timely payments of all participant benefits. Risk is reduced by diversifying plan assets and following a strategic asset allocation approach. Additionally, as the plans are frozen and funding status has improved, the Company has shifted the investment allocations to lower risk investments in order to minimize market exposure and will continue to do so based upon approved funding milestones. Asset classes and target weights are adjusted periodically to optimize the long-term portfolio risk/return trade off, to provide liquidity for benefit payments, and to align portfolio risk with the underlying obligations. The investment policy of the plans prohibits the use of leverage, direct investments in tangible assets, or any investment prohibited by applicable laws or regulations.

The allocation of plan assets between equity and debt securities and the target allocation range by asset category for the defined benefit pension plans follows:

	December 31,		
	2023	**2022**	**2024 Target**
Equity securities	42 %	36 %	35 - 40%
Debt securities	57 %	62 %	55 - 60%
Cash	1 %	2 %	0 - 5%
	100 %	100 %	

Plan assets are measured at fair value. Following are the plan investments as of December 31, 2023 and 2022, categorized by the fair value hierarchy levels described in Note 10, *Fair Value*:

	Defined Benefit Pension and Postretirement Health and Life Benefit Plans							
(in millions)	**Level 1**		**Level 2**		**Level 3**		**Total**	
	2023	**2022**	**2023**	**2022**	**2023**	**2022**	**2023**	**2022**
U.S. government securities	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Corporate debt	—	—	9.6	60.3	—	—	9.6	60.3
Municipal bonds and non-U.S. government securities	—	—	—	—	—	—	—	—
Mutual funds (b)	245.7	320.4	—	—	—	—	245.7	320.4
Mortgage and asset backed securities	—	—	—	—	—	—	—	—
Fair value of investments by hierarchy level	**$ 245.7**	**$ 320.4**	**$ 9.6**	**$ 60.3**	**$ —**	**$ —**	**255.3**	**380.7**
Investments measured at NAV (a)							35.2	105.8
Accrued interest receivable							0.5	0.6
Unsettled transactions							—	(0.3)
Plan assets							**$ 291.0**	**$ 486.8**

(a) Equity, bond and money market investments held in collective trusts are valued based on the NAV provided by the administrator of the funds. The NAV for each fund is based on the underlying assets owned by the fund, less any expenses accrued against the fund, divided by the number of fund shares outstanding. While the underlying investments are traded on an exchange, the funds are not. Fair values for the collective trust investments are measured using the NAVs as a practical expedient and are not categorized in the fair value hierarchy.

(b) Postretirement Health and Life Benefit Plan assets of $3.5 million as of December 31, 2022, are all included within Level 1 mutual funds. During 2023, the remaining assets of the Postretirement Health and Life Benefit Plan were expended and any related benefit costs are now primarily funded as incurred.

Benefit Plan Cash Flows

The Company expects to contribute $0.4 million to the qualified defined benefit pension plans, $0.4 million to the non-qualified defined benefit pension plans, and $10.1 million to the postretirement health and life benefit plans in 2024. There is no required contribution for the postretirement health and life benefit plans under Employee Retirement Income Security Act of 1974.

Estimated future benefit plan payments follow (in millions):

	Defined Benefit Pension Plans	**Postretirement Health and Life Benefit Plans**
2024	$ 30.0	$ 10.1
2025	28.5	9.5
2026	28.6	9.0
2027	26.9	8.4
2028	26.1	7.8
2029 to 2033	120.1	31.6

Other Plans

The Company sponsors a 401(k) defined contribution plan for employees. Employee contributions are matched at established rates. Amounts contributed are invested in a range of investment options available to participants and the funds are administered by an independent trustee. Matching cash contributions by the Company amounted to $2.3 million, $2.1 million, and $2.0 million in 2023, 2022, and 2021.

Under the Executive Deferred Compensation Plan, qualified employees may defer compensation on a tax-deferred basis subject to plan limitations. Any matching contributions under the Company's 401(k) plan that are foregone due to annual compensation limitations of the Code are eligible to be received from the Company under the Executive Deferred Compensation Plan, provided that the employee deferred the maximum allowable pre-tax contribution in the 401(k) plan. The Company matching contributions amounted to less than $0.1 million in 2023, 2022, and 2021.

12. EXECUTIVE SEVERANCE PLAN

The Company maintains the Severance Plan which provides severance benefits for covered executives. In addition, the Company also enters into employee agreements with key executives which incorporate severance benefits, including continuation of certain insurance benefits. The benefits payable under the Severance Plan (as well as applicable employment agreements) outline benefits based on salary level, amongst other variables. Accordingly, as the severance expenses are part of an on-going benefit arrangement, the Company recognizes the expense when payment of the severance is probable and can be reasonably estimated in accordance with ASC 712, *Compensation — Nonretirement Postemployment Benefits*. In December 2023, the Company recorded a severance charge of $3.6 million related to the separation of one executive, which was recorded in *Special Charges for Workforce Reductions* expenses in the Consolidated Statements of Operations. The Company expects the majority of the severance charge to be paid out in 2024, excluding the costs for the continuation of insurance benefits. The Company's severance expenses were $3.6 million, $0.5 million, and $0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

13. STOCK-BASED COMPENSATION

The Company's 2014 Plan authorizes the issuance of stock options, SARs, restricted stock units, restricted stock, notional stock units, performance awards, dividend equivalent rights, and other stock-based awards, as well as cash-based awards, to employees, officers, directors, and other individuals providing services to the Company or its affiliates. As disclosed in Note 16, *Stockholder's Equity*, in February 2021, the Company increased the available shares of Class A Common Stock under the Company's 2014 Plan by an additional 700,000 shares. The 2014 Plan currently authorizes the issuance of up to 1,900,000 shares. As of December 31, 2023, there were 561,704 shares available for future awards.

In January 2019, the Company adopted the 2019 Equity Incentive Plan, which is subject to the terms of the 2014 Plan, under which participating employees are eligible to receive grants of equity awards such as notional stock units and SARs. Under this plan, the Company has granted awards that are subject to either cliff-based or performance-based vesting. The cliff-based awards vest after three years of service. The performance-based awards vest if the Company reaches or exceeds a pre-defined net income target for the three-year award term. Equity awards may be payable in common stock, cash, or a combination of both, at the discretion of the Board of Directors. Compensation costs for awards that are likely to be settled with cash payments are remeasured each reporting period based on the closing price of the Company's Class A Common Stock. These cumulative vested costs are accrued in *Accounts Payable and Accrued Liabilities* or *Other Long-Term Liabilities*. Equity awards that are payable in stock are accounted for as equity and compensation costs are amortized on a straight-line basis over the vesting period.

In 2019, under the 2014 Plan, the Company awarded notional stock units to participating executives for the three-year period ending December 31, 2021. As the original award, at grant date, was expected to be settled in cash, the Company had recorded cumulative compensation costs in *Other Long-Term Liabilities* at December 31, 2020. There were 206,183 notional stock units (two-thirds of these awards) paid in shares in April 2021, with the remainder paid in April 2022. As of March 31, 2021, the Company reclassified these shares to equity as the Board of Directors approved settlement in shares. The related obligation of $7.5 million was reclassified from *Accounts Payable and Accrued Liabilities* to *Excess of Capital over Par Value* in the first quarter of 2021 based on the market share price at the time of the Board of Directors' decision. In the second quarter of 2021, the Company withheld $2.4 million of shares to fund the grantees' tax withholding obligations relating to the April 2021 interim payment.

In 2020, the Company awarded participating executives notional stock units and stock appreciation rights for the three-year period ending April 26, 2023. These equity awards could have been paid in common stock, cash, or a combination of both at the discretion of the Board of Directors. The cumulative vested costs were accrued in *Other Long-Term Liabilities* as at that time they were likely to be settled in cash.

In September 2021, the Company awarded participating executives notional stock units and SARs. The awards granted will be paid in shares on or before May 1, 2024, provided that a defined performance condition is achieved. In order to receive the award, the total cumulative net income as reported on the Company's Form 10-Ks for the years ending December 31, 2021, 2022, and 2023 must be equal to or greater than $160 million. The grant date fair value of notional stock units is determined based on the closing price of Class A Common Stock on the grant date. The grant date fair value of the SARs were determined based on the Black-Scholes option-pricing model. The Company has concluded that it is probable that the performance condition will be achieved and therefore has recorded compensation cost. Compensation costs for these notional stock units and SARs are amortized to expense on a straight-line basis over the vesting period.

In February 2022, the Compensation, Nominating and Governance Committee of the Board of Directors determined that remaining notional stock units granted in 2019 and 2020 would be paid in shares of the Company's Class A Common Stock. The related obligation of $10.6 million was reclassified from *Accounts Payable and Accrued Liabilities* to *Excess of Capital over Par Value* in the first quarter of 2022 based on the market share price at the time of the Board's decision. In the first quarter of 2022, the Company withheld $1.9 million of shares that vested during the period for the purpose of funding the grantees' tax withholding obligations under the terms of the stock-based compensation plan.

In March 2022, restricted stock was granted to participating executives with a vesting period ending in March 2025. In March 2023, restricted stock was granted to participating executives with a vesting period ending in March 2026. The March 2022 and 2023 awards are payable in shares of the Company's Class A Common Stock and the grant-date value is included in *Excess of Capital over Par Value* as the value is amortized over the vesting period.

The plan payouts for the 2020-2022 performance period were settled in Class A Common Stock in March and April 2023. In the first quarter of 2023, the Company withheld $1.9 million of shares that vested during the period for the purpose of funding the grantees' tax withholding obligations under the terms of the stock-based compensation plan.

Compensation cost for restricted stock units and stock options is measured at the grant date, based on the fair value of the award, and is recognized on a straight-line basis over the requisite service period. As of December 31, 2023, there was $1.4 million of unrecognized compensation cost, adjusted for actual forfeitures, related to non-vested stock-based payments granted, all of which relates to restricted stock units. That cost is expected to be recognized over a weighted-average period of 48 months.

A summary of stock-based compensation costs is as follows (in millions):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Notional stock units and stock appreciation rights	$	1.0	$	0.9	$	11.6
Restricted stock		0.4		0.2		—
BOD and employee restricted stock units		0.9		0.7		0.5
Stock options		—		0.1		0.1
Total stock-based compensation costs	**$**	**2.3**	**$**	**1.9**	**$**	**12.2**
Total recognized tax benefit	**$**	**(0.3)**	**$**	**(0.2)**	**$**	**(1.5)**

The total recognized tax benefit is reported at the federal statutory rate net of the tax valuation allowance.

Board Restricted Stock Units

Non-employee, independent directors are granted restricted stock units as part of their compensation for serving on the Board of Directors. Settlement of these restricted stock units is made in shares of Class A Common Stock upon the director's retirement, other end of service, or vesting, in accordance with the terms of the grant agreement. The restricted stock units generally vest over one year; however, vesting is accelerated upon (1) the director attaining eligibility for retirement, (2) termination of the director's service by reason of death or disability, or (3) a change in control. As of December 31, 2023, approximately 160,000 shares of restricted stock units could potentially be converted to Class A Common Stock once vested and settled.

The following table summarizes Centrus' board restricted stock units activity:

	Shares (in thousands)	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2020	47	$10.38
Granted	20	$25.13
Vested	(47)	$10.38
Forfeited	—	—
Nonvested at December 31, 2021	20	$25.13
Granted	28	$38.80
Vested	(20)	$25.13
Forfeited	—	—
Nonvested at December 31, 2022	28	$38.80
Granted	17	$35.95
Vested	(28)	$38.80
Forfeited	—	—
Nonvested at December 31, 2023	17	$35.95

Employee Restricted Stock Units

In 2021, certain employees were granted restricted stock units as part of their compensation. The restricted stock units generally vest over three years and will be settled in Class A Common Stock upon vesting. As of December 31, 2023, approximately 1,000 shares of these restricted stock units could potentially be converted to Class A Common Stock once vested and settled. In December 2023, the Company granted 20,000 restricted stock units to the new CEO as part of his compensation. The restricted stock units generally vest over five years and will be settled in Class A Common Stock. As of December 31, 2023, approximately 20,000 shares of these restricted stock units could potentially be converted to Class A Common Stock once vested and settled.

The following table summarizes Centrus' employee restricted stock units activity:

	Shares (in thousands)	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2020	—	—
Granted	4	$24.01
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2021	4	$24.01
Granted	—	—
Vested	(1)	$24.01
Forfeited	—	—
Nonvested at December 31, 2022	3	$24.01
Granted	20	$55.54
Vested	(1)	$24.01
Forfeited	(1)	$24.01
Nonvested at December 31, 2023	21	$54.04

Stock Options

The intrinsic value of an option, if any, represents the excess of the fair value of the common stock over the exercise price. The fair value of stock option awards is estimated using the Black-Scholes option pricing model, which includes a number of assumptions including Centrus' estimates of stock price volatility, employee stock option exercise behaviors, future dividend payments, and risk-free interest rates.

The expected term of options granted is the estimated period of time from the beginning of the vesting period to the date of expected exercise or other settlement, based on historical exercises and post-vesting terminations. Centrus has estimated the expected term using the simplified method described in SEC Staff Accounting Bulletin Topic 14, *Share-Based Payment*, due to the lack of historical exercise and post-vesting termination information available for the Company since its reorganization. Future stock price volatility is estimated based on the Company's historical volatility. The risk-free interest rate for the expected option term is based on the U.S. Treasury yield curve in effect at the time of grant. No cash dividends are expected in the foreseeable future, and therefore, an expected dividend yield of zero is used in the option valuation model.

There were no option grants in the years ended December 31, 2023, 2022, and 2021.

Stock options vest and become exercisable in equal annual installments over a three or four year period and expire ten years from the date of grant. A summary of stock option activity follows:

	Stock Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2020	411	$4.18	5.3	$7.8
Granted	—	—	—	—
Exercised	(217)	$4.17	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding at December 31, 2021	194	$4.18	4.4	$8.9
Granted	—	—	—	—
Exercised	(98)	$4.00	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding at December 31, 2022	96	$4.37	2.2	$2.7
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding at December 31, 2023	96	$4.37	0.3	$4.8
Exercisable at December 31, 2023	96	$4.37	0.3	$4.8

Stock options outstanding and options exercisable at December 31, 2023, are as follows:

Stock Exercise Price	Options Outstanding (thousands)	Remaining Contractual Life in Years	Options Exercisable (thousands)
$4.37	96	0.3	96

Stock Appreciation Rights - 2020 Award

The intrinsic value of a SAR, if any, represents the excess of the fair value of the common stock over the exercise price. The fair value of SAR awards is estimated using the Black-Scholes option pricing model, which includes a number of assumptions including Centrus' estimates of stock price volatility, expected term, future dividend payments, and risk-free interest rates.

These SARs generally have a defined term of three years from award and are automatically exercised at the end of its term. Future stock price volatility is estimated based on the Company's historical volatility. The risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant. No cash dividends are expected in the foreseeable future and, therefore, an expected dividend yield of zero is used in the valuation model.

A summary of SARs with time-based vesting granted under the 2014 Plan for the year ended December 31, 2023, are as follows:

	Stock Appreciation Rights (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2020	84	$5.53	2.3	$1.5
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding at December 31, 2021	84	$5.53	1.3	$3.7
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	(14)	$5.53	—	—
Outstanding at December 31, 2022	70	$5.53	0.3	$2.7
Granted	—	—	—	—
Exercised	(74)	$5.53	—	—
Forfeited/Cancelled	4	$5.53	—	—
Outstanding at December 31, 2023	—	—	—	—
Exercisable at December 31, 2023	—	—	—	—

Stock Appreciation Rights (Performance Condition) - 2021 Award

The intrinsic value of a SAR, if any, represents the excess of the fair value of the common stock over the exercise price. The fair value of SAR awards is estimated using the Black-Scholes option pricing model, which includes a number of assumptions including Centrus' estimates of stock price volatility, expected term, future dividend payments, and risk-free interest rates.

These SARs generally have a defined term of three years from award and are automatically exercised at the end of its term if the performance condition has been met. Future stock price volatility is estimated based on the Company's historical volatility. The risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant. No cash dividends are expected in the foreseeable future and, therefore, an expected dividend yield of zero is used in the valuation model.

A summary of SARs with performance-based vesting granted under the 2014 Plan in the year ended December 31, 2023, are as follows:

	Stock Appreciation Rights (Performance Condition) (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2020	—	—	—	—
Granted	21	$19.44	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	—	—	—	—
Outstanding at December 31, 2021	21	$19.44	2.3	$0.6
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	(3)	$19.44	—	—
Outstanding at December 31, 2022	18	$19.44	1.3	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Cancelled	(1)	$19.44	—	—
Outstanding at December 31, 2023	17	$19.44	0.2	$0.3
Exercisable at December 31, 2023	17	$19.44	0.2	$0.3

The weighted-average assumptions used in the valuation models to determine the fair value of SARs granted to employees under the 2014 Plan are as follows:

	Year Ended December 31,		
	2023	2022	2021
Stock Appreciation Rights Granted (in thousands)	n/a	n/a	21.0
Average Risk-Free Rate	n/a	n/a	0.3%
Expected Volatility	n/a	n/a	82.8%
Expected Term (Years)	n/a	n/a	2.5
Dividend Yield	n/a	n/a	—

Notional Stock Units - 2019 and 2020 Awards

A summary of notional stock units with time-based vesting granted under the 2014 Plan for the year ended December 31, 2023, are as follows:

	Shares (thousands)	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2020	571	$3.68
Granted	—	—
Vested	(319)	—
Forfeited/Cancelled	—	—
Nonvested at December 31, 2021	252	$4.33
Granted	—	—
Vested	(128)	$3.16
Forfeited	(2)	$5.53
Nonvested at December 31, 2022	122	$5.53
Granted	—	—
Vested	(104)	$5.53
Forfeited	(18)	$5.53
Nonvested at December 31, 2023	—	—

Notional Stock Units (Performance Condition) - 2021 Award

A summary of notional stock units with performance-based vesting granted under the 2014 Plan for the year ended December 31, 2023, are as follows:

	Shares (in thousands)	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2020	—	—
Granted	10	$39.55
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2021	10	$39.55
Granted	—	—
Vested	—	—
Forfeited	(2)	$39.55
Nonvested at December 31, 2022	8	$39.55
Granted	—	—
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2023	8	$39.55

Restricted Stock (Performance Condition) - 2022 Award

A summary of restricted stock with performance-based vesting granted under the 2014 Plan for the year ended December 31, 2023, are as follows:

	Shares (in thousands)	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2021	—	—
Granted	24	$33.70
Vested	—	—
Forfeited	(2)	$33.70
Nonvested at December 31, 2022	22	$33.70
Granted	—	—
Vested	—	—
Forfeited	(5)	$33.70
Nonvested at December 31, 2023	17	$33.70

Restricted Stock (Performance Condition) - 2023 Award

A summary of restricted stock with performance-based vesting granted under the 2014 Plan for the year ended December 31, 2023, are as follows:

	Shares (in thousands)	Weighted Average Grant Date Fair Value (per share)
Nonvested at December 31, 2022	—	—
Granted	17	$42.70
Vested	—	—
Forfeited	(6)	$42.70
Nonvested at December 31, 2023	11	$42.70

14. INCOME TAXES

Income Tax Expense (Benefit)

The income tax expense (benefit) is as follows (in millions):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ —	$ —	$ —
State and local	1.6	1.0	0.4
Foreign	—	—	—
	1.6	1.0	0.4
Deferred:			
Federal (a)	(0.7)	14.9	(40.7)
State and local	(0.8)	(0.3)	1.2
Foreign	—	—	—
	(1.5)	14.6	(39.5)
Income tax expense (benefit)	$ 0.1	$ 15.6	$ (39.1)

(a) The income tax expense for 2023 and the income tax benefit for 2021 include the reversal of a portion of the federal valuation allowance on net deferred tax assets. See further discussion below.

Deferred Taxes

Future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the Company's estimate of the tax bases of its assets and liabilities result in deferred tax assets and liabilities, as follows (in millions):

	December 31,		
	2023		2022
Deferred tax assets:			
Employee benefits costs	$ 27.1	$	33.5
Inventory	31.3		21.3
Property, plant and equipment	178.0		190.2
Research and experimental expenditures	3.3		3.5
Net operating loss and credit carryforwards	172.0		188.6
Accrued expenses	0.4		4.9
Long-term debt and financing costs	5.5		7.6
Lease liability	0.8		2.1
Other	0.6		0.4
Deferred tax assets	419.0		452.1
Valuation allowance	(382.4)		(414.1)
Deferred tax assets, net of valuation allowance	$ 36.6	$	38.0
Deferred tax liabilities:			
Intangible assets	$ 7.1	$	9.0
Lease asset	0.6		1.8
Prepaid expenses	0.4		0.4
Deferred tax liabilities	$ 8.1	$	11.2
Deferred tax assets, net	**$ 28.5**	**$**	**26.8**

The valuation allowance reduces the net deferred tax assets to their net realizable value. The ultimate realization of the net deferred tax assets is dependent upon generating sufficient taxable income in future years when deferred tax assets are recoverable or are expected to reverse.

The Company evaluated both positive and negative evidence that was objectively verifiable to determine the amount of the federal valuation allowance that was required on Centrus' federal deferred tax assets. Centrus has visibility on a significant portion of revenue in the LEU segment for 2023 through 2026, primarily from its long-term sales contracts. Centrus determined that the positive evidence of increased forecasted future income in the LEU segment based on existing sales Order Book and supply contracts along with commodity market forward pricing indicators, supported the release of the federal valuation allowance. However, due to lack of objectively verifiable information in later years, it was determined that forecasted future income was not sufficient to realize all the deferred tax assets. Therefore, Centrus recorded a partial release of its federal valuation allowance. In the third and fourth quarters of 2023, respectively, Centrus released ($7.7) million and ($11.7) million of the valuation allowance against its federal net deferred tax assets.

The Company continues to maintain a partial valuation allowance against its remaining federal and state net deferred tax assets due to significant federal and state net operating losses and insufficient future taxable income. As of December 31, 2023, the valuation allowance against the remaining federal and state net deferred tax assets was $382.4 million.

In 2022, an analysis of the positive and negative evidence was performed to determine if a change to the federal valuation allowance was required. Centrus evaluated both positive and negative evidence that was objectively verifiable to determine the amount of the valuation allowance that was required on Centrus' deferred tax assets. Centrus had visibility on a significant portion of revenue in the LEU segment for the next few years, primarily from its long-term sales contracts. Centrus considered both its achievement of sustained profitability and cumulative income in 2022, as well as the forecasted income to be significant forms of positive evidence. Negative evidence included uncertainty in and the lack of objectively verifiable evidence for profitability in later years in Centrus' LEU segment when existing Order Book and supply contracts expire and in Centrus' Technical Solutions segment related to future funding of the HALEU enrichment facility. Based on the analysis, positive evidence continued to outweigh negative evidence. However, it was determined that no further change to the federal valuation allowance was necessary in 2022, and the Company continued to maintain a partial valuation allowance against its remaining federal and state net deferred tax assets due to significant federal and state net operating losses and insufficient future taxable income. As of December 31, 2022, the valuation allowance against the remaining federal and state net deferred tax assets was $414.1 million.

Going forward, Centrus will continue to evaluate both positive and negative evidence that would support any further changes to the remaining federal and state valuation allowances. Such evidence in the Company's Technical Solutions segment may include events that could have a significant impact on pre-tax income, such as signing new contracts with significantly higher or lower margins than currently forecasted, follow-on work related to the HALEU program, or abandonment of the commercial deployment of the centrifuge technology. Such evidence in our LEU segment may include renewing SWU sales contracts with existing customers and/or signing new SWU sales or purchase contracts with significantly higher or lower margins than currently forecasted. Additional evidence in the LEU segment may include potential deferrals in the timing of deliveries requested by its customers, which could impact revenue recognition timing. The impact of these and other potential positive and negative events will be weighed and evaluated to determine if the valuation allowances should be increased or decreased in the future.

The Company has federal NOLs of $568.0 million generated through December 31, 2017, that currently expire through 2037. In addition, the Company has federal NOL carryforwards of $131.4 million generated after December 31, 2017, that do not expire. Centrus also has state NOL carryforwards of $488.4 million, with a full valuation allowance, that currently expire through 2038.

Effective Tax Rate

A reconciliation of income taxes calculated based on the federal statutory income tax rate and the effective tax rate follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Federal statutory tax rate	21 %	21 %	21 %
Valuation allowance against net deferred tax assets	(38)	(1)	(53)
State rate changes	15	2	1
Executive compensation	1	1	1
State income tax expense, net of federal benefit	—	(1)	1
Uncertain tax positions	1	1	—
Effective tax rate	— %	23 %	(29)%

The effective tax rate for the year ended December 31, 2023, includes a decrease to the valuation allowance against net deferred tax assets of $31.7 million, or a change to the effective tax rate of (38%). Included in the valuation allowance decrease is the release of the valuation allowance against federal net deferred taxes of $19.4 million, or a change to the effective tax rate of (23%), as well as a release of the valuation allowance against state net deferred taxes for state rate changes of $12.3 million during the year, as a result of state law changes, or a change to the effective tax rate of (15%). There is an offsetting increase to the effective tax rate for state rate changes of $12.1 million, or a change to the effective tax rate of 15% so that the impact for the state rate changes net of the corresponding valuation allowance decrease is zero.

The effective tax rate for the year ended December 31, 2022, includes a decrease to the valuation allowance against state net deferred tax assets of $0.6 million, or a change to the effective tax rate of (1%).

The effective tax rate for the year ended December 31, 2021, includes a decrease to the valuation allowance against net deferred tax assets of $71.3 million, or a change to the effective tax rate of (53%). Included in the valuation allowance decrease is the release of the valuation allowance against federal net deferred taxes of $40.7 million, or a change to the effective tax rate of (30%).

Uncertain Tax Positions

Accounting standards require that a tax position meet a minimum recognition threshold in order for the related tax benefit to be recognized in the financial statements. The liability for unrecognized tax benefits, included in *Other Long-Term Liabilities*, was $2.9 million as of December 31, 2023, and $1.9 million as of December 31, 2022. If recognized, these tax benefits would impact the effective tax rate. As a result of changes to unrecognized tax benefits, the income tax provision (state tax, net of federal benefit) increased by $1.0 million and $0.9 million during the year ended December 31, 2023 and 2022, respectively. The liability for unrecognized tax benefits in the table below relates to unrecognized state income tax benefits. Centrus believes that the liability for unrecognized tax benefits will not change significantly in the next 12 months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows (in millions):

| | Year Ended December 31, | | | |
	2023		2022	
Balance at beginning of the period	$	1.9	$	1.0
Additions to tax positions of current period		1.0		0.9
Reductions to tax positions of prior years		—		—
Balance at end of the period	$	2.9	$	1.9

Centrus and its subsidiaries file income tax returns with the U.S. government and various states and foreign jurisdictions. As of December 31, 2023, the federal, Maryland and Tennessee statutes of limitation are closed with respect to all tax years through 2019.

Centrus recognizes accrued interest related to uncertain tax positions as a component of *Interest Expense*. Reversals of previously accrued interest for income taxes is typically offset against interest expense, but if the amount is significant, it is reclassified to interest income in the Consolidated Statements of Operations. Centrus recognizes the increase or decrease of accrued penalties for income taxes as a component of S*elling, General and Administrative* in the Consolidated Statements of Operations.

The impact of accrued interest and penalties for income taxes in the Consolidated Statements of Operations was an increase to expenses of $0.2 million for the year ended December 31, 2023, and $0.1 million for the year ended December 31, 2022. Accrued interest and penalties for income taxes, included as a component of *Other Long-Term Liabilities*, totaled $0.3 million as of December 31, 2023, and $0.1 million as of December 31, 2022.

15. NET INCOME PER COMMON SHARE

Basic net income per share is calculated by dividing income allocable to common stockholders by the weighted average number of shares of common stock outstanding during the period. In calculating diluted net income per share, the number of shares is increased by the weighted average number of potential common shares related to stock compensation awards including restricted stock, stock options, stock appreciation rights and notional stock units, and the warrant. No dilutive effect is recognized in a period in which a net loss has occurred.

On February 2, 2021, the Company completed the exchange of 3,873 shares of its outstanding Series B Senior Preferred Stock, par value $1.00 per share ("Preferred Stock") for (i) 231,276 shares of Class A Common Stock and (ii) a warrant to purchase 250,000 shares of Class A Common Stock at an exercise price of $21.62 per share, for an aggregate valuation of approximately $7.5 million. The carrying value of the Series B Senior Preferred Stock on the Balance Sheet was $1.00 per share par value. The aggregate liquidation preference of the Series B Senior Preferred Stock, including accrued but unpaid dividends, was $1,291.04 per share as of December 31, 2020.

On November 23, 2021, the Company completed the purchase of 36,867 shares of its outstanding Series B Senior Preferred Stock at a price per share of $1,145.20, less any applicable withholding taxes. The Company also completed the purchase of the remaining 980 shares of its outstanding Series B Senior Preferred Stock at a price per share of $1,149.99, less any applicable withholding taxes, on December 15, 2021 (Refer to Note 16, *Stockholders' Equity*). The aggregate purchase price of both transactions was $43.3 million. The carrying value of the Series B Senior Preferred Stock on the Consolidated Balance Sheet was $1.00 per share par value.

The aggregate valuation of all 2021 preferred stock transactions of approximately $50.8 million, less accrued but unpaid dividends attributable to the acquired and retired shares of Series B Senior Preferred Stock, is considered for purposes of *Net Income per Share* to be a deemed dividend in the aggregate amount equal to the amount by which it exceeds the carrying value of the Preferred Stock on the Consolidated Balance Sheet, or $37.6 million.

On December 29, 2022, the Company amended and restated the warrant issued on February 2, 2021, to extend the term to February 5, 2024. The change in the fair value of the warrant is considered as a reduction to net income available to common stockholders for purposes of *Net Income per Share*. On December 18, 2023, Kulayba LLC delivered a note of exercise with regard to all 250,000 shares issued under the warrant via a cashless exercise. The closing market price of a share of Class A Common Stock on the exercise date of the warrant was $53.61. Pursuant to the warrant, the exercise price was $21.62 per share. The cashless exercise resulted in the purchase of 149,179 Shares of Class A Common Stock by Kulayba LLC on December 18, 2023. For further detail, refer to Note 16, *Stockholders' Equity*.

The weighted average number of common and common equivalent shares and the calculation of basic and diluted income per common share are as follows:

	Year Ended December 31,					
	2023		**2022**		**2021**	
Numerator (in millions):						
Net income	$	84.4	$	52.2	$	175.0
Warrant modification		—		1.5		—
Preferred stock dividends - undeclared and cumulative		—		—		2.1
Distributed earnings allocable to retired preferred shares		—		—		37.6
Net income allocable to common stockholders	**$**	**84.4**	**$**	**50.7**	**$**	**135.3**
Denominator (in thousands):						
Average common shares outstanding - basic		15,212		14,601		13,493
Potentially dilutive shares related to stock compensation awards and warrant		289		387		386
Average common shares outstanding - diluted		**15,501**		**14,988**		**13,879**
Net income per common share (in dollars):						
Basic	$	5.55	$	3.47	$	10.03
Diluted	$	5.44	$	3.38	$	9.75

16. STOCKHOLDERS' EQUITY

Shares Outstanding

Changes in the number of shares outstanding are as follows:

	Preferred Stock, Series B	Common Stock, Class A	Common Stock, Class B
Balance at December 31, 2020	41,720	11,390,189	719,200
Issuance under public offering	—	1,516,467	—
Common stock issued for options exercised	—	216,500	—
Issuance of previously vested restricted stock units	—	89,318	—
Notional stock units paid in shares	—	206,183	—
Common stock and warrant issued in exchange for preferred stock	(3,873)	231,276	—
Purchase under tender offer	(37,847)	—	—
Balance at December 31, 2021	—	**13,649,933**	**719,200**
Issuance under public offering	—	99,090	—
Common stock issued for options exercised	—	98,000	—
Issuance of previously vested restricted stock units	—	1,172	—
Notional stock units paid in shares	—	71,451	—
Balance at December 31, 2022	—	**13,919,646**	**719,200**
Issuance under public offering	—	722,568	—
Issuance of previously vested restricted stock units	—	45,437	—
Notional stock units paid in shares	—	119,604	—
Exercise of outstanding warrant	—	149,179	—
Balance at December 31, 2023	—	**14,956,434**	**719,200**

Common Stock

The Company's certificate of incorporation authorizes 20,000,000 shares of preferred stock, par value $1.00 per share, 70,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock. As of December 31, 2023, the Company has issued 15,675,634 shares of Common Stock, consisting of 14,956,434 shares of Class A Common Stock and 719,200 shares of Class B Common Stock.

Pursuant to a sales agreement with its agents, the Company sold through at the market offerings an aggregate of 722,568 shares, 99,090 shares, and 1,516,467 shares of its Class A Common Stock for a total of $24.4 million, $3.8 million, and $44.2 million in 2023, 2022, and 2021, respectively. After expenses and commissions paid to the agents the Company's 2023, 2022, and 2021, proceeds totaled $23.4 million, $3.6 million, and $42.4 million, respectively. Additionally, the Company recorded direct costs of $0.2 million and $0.3 million related to the issuance in 2023 and 2021, respectively. The shares of Class A Common Stock were issued pursuant to the Company's shelf registration statement on Form S-3 (File No. 333-239242), which became effective on August 5, 2020, and two prospectus supplements dated December 31, 2020 and December 5, 2022, respectively. The Company has used and/or intends to use the net proceeds from these offerings for working capital and general corporate purposes including, but not limited to, capital expenditures, working capital, investment in technology development and deployment, repayment of indebtedness, potential acquisitions and other business opportunities.

The Company filed a shelf registration statement on Form S-3 (Registration Statement No. 333-272984) with the SEC on June 28, 2023, which became effective on July 10, 2023. Pursuant to this shelf registration statement, the Company may offer and sell up to $200 million in securities, in aggregate. The Company retains broad discretion over the use of the net proceeds from the sale of the securities offered. Unless otherwise specified in any prospectus supplement, the Company currently intends to use the net proceeds from the sale of its securities offered under this prospectus for working capital and general corporate purposes including, but not limited to, capital expenditures, working capital, repayment of indebtedness, potential acquisitions and other business opportunities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of indebtedness.

As previously disclosed on Form 8-K filed February 5, 2021, on February 2, 2021, the Company entered into an amendment to its existing Voting and Nomination Agreement with the MB Group and an Exchange Agreement (as described below) whereby the MB Group agreed to support management's recommendation on certain matters at the Company's 2021 Annual Meeting and Kulayba LLC agreed to exchange shares of the Company's Preferred Stock for shares of the Company's Class A Common Stock and a warrant to acquire additional shares of Class A Common Stock. Pursuant to the First Amendment to the Voting and Nomination Agreement, the MB Group agreed to cause all shares of Class A Common Stock owned of record or beneficially owned by the MB Group at the Annual Meeting to be voted in favor of (i) an amendment to extend the length of the term of the Company's Section 382 Rights Agreement dated as of April 6, 2016, as amended to date, for two years from June 30, 2021, to June 30, 2023, and (ii) an increase of shares of Class A Common Stock reserved for delivery under the Company's Centrus Energy Corp 2014 Equity Incentive Plan, as amended to date, of an additional 700,000 shares of Class A Common Stock. At the Annual Meeting both of the above referenced proposals were approved by the Company's stockholders.

In connection with this entry into the amendment, the Company and Kulayba LLC also entered into the Exchange Agreement, pursuant to which Kulayba LLC agreed to exchange 3,873 shares of Preferred Stock, representing a $5,000,198 liquidation preference (including accrued and unpaid dividends), for (i) 231,276 shares of Class A Common Stock priced at the closing market price of $21.62 on the date the Exchange Agreement was signed and (ii) the Warrant, exercisable for 250,000 shares of Class A Common Stock at an exercise price of $21.62 per share, which was the closing market price on the date the Exchange Agreement was signed, subject to certain customary adjustments pursuant to the terms of the Warrant. The Warrant was exercisable by Kulayba LLC for a period commencing on the closing date of the Exchange and ending, unless sooner terminated as provided in the Warrant, on the first to occur of: (a) the second anniversary of the closing date of the Exchange or (b) the last business day immediately prior to the consummation of a Fundamental Transaction (as defined in the Warrant) which results in the shareholders of the Company immediately prior to such Fundamental Transaction owning less than 50% of the voting equity of the surviving entity immediately after the consummation of the Fundamental Transaction. The Company retired the 3,873 shares of Preferred Stock received by the Company under the Exchange Agreement.

On December 29, 2022, Centrus amended and restated the Warrant and entered into a Voting Rights Agreement with the MB Group. Pursuant to the terms of the Voting Rights Agreement, each member of the MB Group and each Permitted Transferee (as defined in the Voting Rights Agreement) agreed, at the Company's 2023 and 2024 Annual Meetings and at any other vote by the holders of the Company's Common Stock, to (i) cause, in the case of all Common Stock owned of record, and (ii) instruct and cause the record owner, in the case of all shares of Common Stock of which MB Group is a Beneficial Owner (as defined in the Voting Rights Agreement), but not owned of record, directly or indirectly, by it, or by any MB Affiliate (as defined in the Voting Rights Agreement), as of the applicable record date, in each case entitled to (i) be present for quorum purposes, and (ii) vote, as follows: (a) for all directors nominated by the Board for election, (b) for all other proposals, in accordance with the recommendation of the Board, and (c) for any Company proposed adjournments thereof. In addition, each member of the MB Group agreed to not directly or indirectly gift, sell, dispose or otherwise transfer any shares of Common Stock unless the transferee agreed to be bound to the same voting conditions at the 2023 and 2024 Annual Meetings and other meetings, except with respect to any sale or disposition of Common Stock on a national securities exchange or any sale or disposition of Common Stock underlying the New Warrant to any person that is not affiliated, associated or otherwise related to any member of the MB Group. In exchange, the Company agreed to amend and restate that Warrant, to extend the term of the Warrant to February 5, 2024, subject to the other terms of the New Warrant. Immaterial amendments were made on October 17, 2022. Under U.S. GAAP, the New Warrant was accounted for as an exchange of the original instrument. As such, the Company recorded the difference in the fair value of the New Warrant, immediately before and after the exchange, in the Consolidated Statements of Operations as a dividend.

On December 18, 2023, the Company issued 149,179 net shares of Class A Common Stock in connection with the cashless exercise by Kulayba LLC of the New Warrant for 250,000 shares of Class A Common Stock at an exercise price of $21.62.

Shares of Class B Common Stock that are sold in the market are automatically converted to shares of Class A Common Stock. Shares of Class B Common Stock that were sold in the market and converted to shares of Class A Common Stock totaled 0 in 2023, 2022, and 2021.

The Company has reserved 1,900,000 shares of Class A Common Stock under its management incentive plan, of which 561,704 shares are available for future awards as of December 31, 2023. Refer to Note 13, *Stock-Based Compensation*, for additional information.

The Class A Common Stock trades under the symbol "LEU" on the NYSE American LLC trading platform.

The Class B Common Stock was issued to Toshiba American Nuclear Energy Corporation and Babcock & Wilcox Investment Company and has the same rights, powers, preferences and restrictions and ranks equally in all matters with the Class A Common Stock, except voting. Holders of Class B Common Stock are entitled to elect, in the aggregate, one member of the Board of Directors of the Company, subject to certain holding requirements.

Series B Senior Preferred Stock

In 2017, Centrus issued 104,574 shares of Series B Senior Preferred Stock as part of a securities exchange. The issuance of the Series B Senior Preferred Stock was a non-cash financing transaction. As detailed below, the Series B Senior Preferred Stock was purchased by the Company in 2020 and 2021 and the designation of the Series B Senior Preferred Stock was eliminated and all shares of preferred stock of the Company previously designated as Series B Senior Preferred Stock were returned to authorized but unissued and undesignated shares of preferred stock of the Company.

The Series B Senior Preferred Stock had a par value of $1.00 per share and a liquidation preference of $1,000 per share (the "Liquidation Preference"). Holders of the Series B Senior Preferred Stock were entitled to cumulative dividends of 7.5% per annum of the Liquidation Preference. Centrus had not met the criteria for payment of dividends for the periods from issuance through final redemption of the Series B Senior Preferred Stock in 2021.

2020 Tender Offer

On November 17, 2020, pursuant to a tender offer announced on October 19, 2020, the Company completed the purchase of 62,854 shares of its outstanding Series B Senior Preferred Stock at a price per share of $954.59, less any applicable withholding taxes, for an aggregate purchase price of approximately $60 million. The purchase price per share represented a 25% discount from the aggregate liquidation preference, including accrued but unpaid dividends, of $1,272.78 per share as of September 30, 2020. These shares represented approximately 60% of the Company's outstanding Series B Senior Preferred Stock as of September 30, 2020. The remaining Series B Senior Preferred Stock outstanding after the transaction was 41,720 shares.

On December 22, 2020, the Company filed with the Delaware Secretary of State a Certificate of Retirement of 62,854 Series B Senior Preferred Stock, par value $1.00 per share, to effect the retirement of the Company's Series B Senior Preferred Stock repurchased upon the completion of its previously announced tender offer to purchase Series B Senior Preferred Stock. Effective upon filing, the Certificate of Retirement amended the Amended and Restated Certificate of Incorporation of the Company to reduce the total number of authorized Series B Senior Preferred Stock by 62,854 shares such that the total number of authorized Series B Senior Preferred Stock of the Company was 41,720 shares.

2021 Tender Offer

On October 20, 2021, the Company announced the commencement of a tender offer to purchase all of its outstanding Series B Senior Preferred Stock, par value $1.00 per share, at a price of $1,145.20 per share (inclusive of any rights to accrued but unpaid dividends), to the sellers in cash, less any applicable withholding taxes (the "Offer"). The Offer was made pursuant to the Tender Offer Statement on Schedule TO filed by the Company on October 20, 2021, with the SEC. The aggregate liquidation preference per Series B Senior Preferred Stock (including accrued but unpaid dividends) was $1,347.29 as of September 30, 2021.

On November 23, 2021, the Company announced the results of the tender offer and the related consent solicitation to amend the certificate of designation of the Series B Senior Preferred Stock (the "Series B Preferred Amendment"). 36,867 Series B Senior Preferred Stock were properly tendered and not properly withdrawn in the Offer, and corresponding consents have been delivered in the consent solicitation. Pursuant to the terms of the Offer and Consent Solicitation, the Company has accepted for purchase all of the Series B Senior Preferred Stock tendered in the Offer, for an aggregate purchase price of $42.2 million. The accepted shares represent 97.4% of the Company's outstanding Series B Senior Preferred Stock as of September 30, 2021. Based on the final results, the requisite consent of at least 90% of the outstanding Series B Senior Preferred Stock required to approve the Series B Preferred Amendment was obtained. On November 23, 2021, the Company issued a Notice of Full Redemption providing for the redemption of any and all shares of the Company's Series B Senior Preferred Stock outstanding after consummation of the Company's tender offer to purchase all of its issued and outstanding Series B Senior Preferred Stock. On December 15, 2021, the Company completed the redemption of all 980 outstanding Series B Senior Preferred Stock for an aggregate purchase price of $1.1 million. The aggregate purchase price of $43.3 million was offset by direct costs totaling $0.9 million.

The effect of the Series B Preferred Amendment was to: (i) cease any obligation to pay dividends on Series B Senior Preferred Stock (other than the payment of accrued dividends in connection with a redemption or distribution of assets upon liquidation, dissolution or winding up), (ii) permit the Company to redeem Series B Senior Preferred Stock during the 90 days following the date of effectiveness of the Series B Preferred Amendment at a redemption price per share equal to $1,145.20 (plus any additional accrued dividends for the period from and including the date of effectiveness of the Series B Preferred Amendment to the date of redemption), (iii) remove the prohibition on the declaration and payment of dividends on junior stock of the Company, which includes all shares of the Company's capital stock defined as "Common Stock" in the Company's Amended and Restated Certificate of Incorporation, or the redemption, purchase or acquisition of such junior stock, and (iv) remove the restriction on redemption, purchase or acquisition of capital stock of the Company ranking on parity with the Series B Senior Preferred Stock.

On December 16, 2021, the Company filed a Certificate of Elimination of the Series B Senior Preferred Stock of Centrus Energy Corp. with the Secretary of State of Delaware to eliminate the designation of the Series B Senior Preferred Stock and to return all shares of preferred stock of the Company previously designated as Series B Senior Preferred Stock to authorized but unissued and undesignated shares of preferred stock of the Company.

Rights Agreement

On April 6, 2016 (the "Effective Date"), the Company's Board of Directors (the "Board") adopted a Section 382 Rights Agreement, which was (a) amended on February 14, 2017 to, among other things, exclude acquisitions of the Series B Senior Preferred Stock issued as part of the exchange offer and consent solicitation from the definition of "Common Shares" in connection with the settlement and completion of the exchange offer and consent solicitation, and (b) further amended on April 3, 2019 to, among other things, (i) decreased the purchase price for each one one-thousandth (1/1000th) of a share of the Company's Series A Participating Cumulative Preferred Stock, par value $1.00 per share, from $26.00 to $18.00 and (ii) extended the Final Expiration Date (as defined in the Rights Agreement) from April 5, 2019 to April 5, 2022 (as amended, the "Rights Agreement"). The Board adopted the Rights Agreement in an effort to protect shareholder value by, among other things, attempting to protect against a possible limitation on the Company's ability to use its net operating loss carryforwards and other tax benefits, which may be used to reduce potential future income tax obligations.

In connection with the adoption of the Rights Agreement, the Board declared a dividend of one preferred-share-purchase-right for each share of the Company's Class A Common Stock and Class B Common Stock outstanding as of the Effective Date. The rights initially trade together with the common stock and are not exercisable. In the absence of further action by the Board, the rights would generally become exercisable and allow a holder to acquire shares of a new series of the Company's preferred stock if any person or group acquires 4.99% or more of the outstanding shares of the Company's common stock, or if a person or group that already owns 4.99% or more of the Company's Class A Common Stock acquires additional shares representing 0.5% or more of the outstanding shares of the Company's Class A Common Stock. The rights beneficially owned by the acquirer would become null and void, resulting in significant dilution in the ownership interest of such acquirer.

The Board may exempt any acquisition of the Company's common stock from the provisions of the Rights Agreement if it determines that doing so would not jeopardize or endanger the Company's use of its tax assets or is otherwise in the best interests of the Company. The Board also has the ability to amend or terminate the Rights Agreement prior to a triggering event.

On June 16, 2021, the Company entered into, a Fourth Amendment to the Rights Agreement (the "Fourth Amendment"). The Fourth Amendment modified the Final Expiration Date (as defined in the Rights Agreement) to be June 30, 2023.

On June 20, 2023, the Company entered into a Fifth Amendment to the Rights Agreement, which (i) increased the purchase price for each one one-thousandth (1/1000th) of a share of the Company's Series A Participating Cumulative Preferred Stock, par value $1.00 per share, from $18.00 to $160.38; and (ii) extended the Final Expiration Date (as defined in the Rights Agreement) from June 30, 2023 to June 30, 2026.

The Fifth Amendment was not adopted as a result of, or in response to, any effort to acquire control of the Company. The Fifth Amendment has been adopted in order to preserve for the Company's stockholders the long-term value of the Company's net operating loss carryforwards for United States federal income tax purposes and other tax benefits.

17. COMMITMENTS AND CONTINGENCIES

Commitments under SWU Purchase Agreements

TENEX

The Russian government-owned entity TENEX, is a major supplier of SWU to the Company. Under the 2011 TENEX Supply Contract, the Company purchases SWU contained in LEU received from TENEX, and the Company delivers natural uranium to TENEX for the LEU's uranium component. The LEU that the Company obtains from TENEX is subject to quotas and other restrictions applicable to commercial Russian LEU. Further, the ability of the Company or TENEX to perform under the TENEX Supply Contract is vulnerable to (i) sanctions or restrictions that might be imposed by Russia, the United States, or other countries as a result of the war in Ukraine, or otherwise, (ii) customers and other parties who may object to receiving or handling Russian LEU or SWU, or (iii) suppliers and service providers seeking to limit their involvement with business related to Russia.

The TENEX Supply Contract originally was signed with commitments through 2022, but was modified in 2015 to give the Company the right to reschedule certain quantities of SWU of the original commitments into the period 2023 and beyond, in return for the purchase of additional SWU in those years. The Company has exercised this right to reschedule in each year through December 31, 2023. As a result of exercising this right to reschedule, the Company will have purchase commitments that could extend through 2028.

The TENEX Supply Contract provides that the Company must pay for all SWU in its minimum purchase obligation each year, even if it fails to submit orders for such SWU. In such a case, the Company would pay for the SWU, but have to take the unordered SWU in the following year.

Pricing terms for SWU under the TENEX Supply Contract are based on a combination of market-related price points and other factors. This formula was subject to an adjustment at the end of 2018 that reduced the unit costs of SWU under this contract in 2019 and for the duration of the contract.

Orano

In 2018, the Company entered into the Orano Supply Agreement with the French company Orano Cycle for the long-term supply to the Company of SWU contained in LEU. The Orano Supply Agreement subsequently was assigned by Orano Cycle to its affiliate, Orano CE. Under the amended Orano Supply Agreement, the supply of SWU runs through 2030. The Orano Supply Agreement provides significant flexibility to adjust purchase volumes, subject to annual minimums and maximums in fixed amounts that vary year by year. The pricing for the SWU purchased by the Company is determined by a formula that uses a combination of market-related price points and other factors and is subject to certain floors and ceilings.

Milestones Under the 2002 DOE-USEC Agreement

The Company's predecessor USEC Inc. and the DOE signed the 2002 DOE-USEC Agreement dated June 17, 2002, pursuant to which the parties made long-term commitments directed at resolving issues related to the stability and security of the domestic uranium enrichment industry. The 2002 DOE-USEC Agreement requires Centrus to develop, demonstrate and deploy advanced enrichment technology in accordance with milestones, including the deployment of a commercial American Centrifuge Plant, and provides for remedies in the event of a failure to meet a milestone under certain circumstances, including terminating the 2002 DOE-USEC Agreement, revoking Centrus' access to the DOE's centrifuge technology that is required for the success of the Company's ongoing work with the American Centrifuge technology, requiring Centrus to transfer certain rights in the American Centrifuge technology and facilities to the DOE, and requiring Centrus to reimburse the DOE for certain costs associated with the American Centrifuge technology. The 2002 DOE-USEC Agreement provides that if a delaying event beyond the control and without the fault or negligence of Centrus occurs that could affect Centrus' ability to meet the American Centrifuge Plant milestone under the 2002 DOE-USEC Agreement, the DOE and the Company will jointly meet to discuss in good faith possible adjustments to the milestones as appropriate to accommodate the delaying event. In 2014, the 2002 DOE-USEC Agreement and other agreements between the Company and the DOE were assumed by Centrus subject to an express reservation of all rights, remedies and defenses by the DOE and the Company under those agreements. The DOE and the Company have agreed that all rights, remedies and defenses of the parties with respect to any missed milestones and all other matters under the 2002 DOE-USEC Agreement continue to be preserved, and that the time limits for each party to respond to any missed milestones continue to be tolled.

Legal Matters

From time to time, the Company is involved in various pending legal proceedings, including the pending legal proceedings described below.

In 1993, USEC-Government entered into a lease for the Paducah and Portsmouth GDPs with the DOE. As part of that lease, the DOE and USEC-Government also entered into a Power MOU regarding power purchase agreements between DOE and the providers of power to the GDPs. Under the Power MOU, the DOE and USEC-Government agreed upon the allocation of rights and liabilities under the power purchase agreements. In 1998, USEC-Government was privatized and became Enrichment Corp., now a principal subsidiary of the Company. Pursuant to legislation authorizing the privatization, the lease for the GDPs, which included the Power MOU as an Appendix, was transferred to Enrichment Corp. and Enrichment Corp. was given the right to purchase power from the DOE. The Paducah GDP was shut down in 2013 and deleased by Enrichment Corp. in 2014. On August 4, 2021, the DOE informally informed Enrichment Corp. that the Joppa power plant, which had supplied power to the Paducah GDP, was planned to be D&D. According to the DOE, the power purchase agreement with Electric Energy Inc. requires the DOE to pay for a portion of the D&D costs of the Joppa power plant and the DOE has asserted that a portion of the DOE liability is the responsibility of Enrichment Corp. under the Power MOU in the amount of approximately $9.6 million. The Company is assessing the DOE's assertions including whether all or a portion of any such potential liability had been previously settled. The Company has not formed an opinion on the merits nor is it able to estimate the potential liability, if any, and no expense or liability has been accrued.

On May 26, 2019, the Company, Enrichment Corp., and six other DOE contractors who have operated facilities at the Portsmouth GDP (including, in the case of the Company, the American Centrifuge Plant site located on the premises) were named as defendants in a class action complaint filed by Ursula McGlone, Jason McGlone, Julia Dunham, and K.D. and C.D., minor children by and through their parent and natural guardian Julia Dunham (collectively, the "McGlone Plaintiffs") in the U.S. District Court in the Southern District of Ohio, Eastern Division. The complaint seeks damages for alleged off-site contamination allegedly resulting from activities on the Portsmouth GDP site. The McGlone Plaintiffs are seeking to represent a class of (i) all current or former residents within a seven-mile radius of the Portsmouth GDP site and (ii) all students and their parents at the Zahn's Corner Middle School from 1993-present. The complaint was amended on December 10, 2019 and on January 10, 2020 to add additional plaintiffs and new claims. On July 31, 2020, the court granted in part and denied in part the defendants' motion to dismiss the case. The court dismissed ten of the fifteen claims and allowed the remaining claims to proceed to the next stage of the litigation process. On August 18, 2020, the McGlone Plaintiffs filed a motion for leave to file a third amended complaint and notice of dismissal of three of the individual plaintiffs. On March 18, 2021, the McGlone Plaintiffs filed a motion for leave to file a fourth amended complaint to add new plaintiffs and allegations. On March 19, 2021, the court granted the McGlone Plaintiffs' motion for leave to amend the complaint to include Price-Anderson Act and eight other state law claims. On May 24, 2021, the Company, Enrichment Corp., and the other defendants filed their motion to dismiss the complaint. On March 31, 2022, the court granted the Company's motion in part by dismissing claims brought on behalf of the minor children but allowed the other claims to proceed. As such, the discovery stage of litigation is continuing. On April 28, 2022, the Company, Enrichment Corp., and the other defendants filed their answer to the fourth amended complaint. The Company believes that its operations at the Portsmouth GDP site were fully in compliance with the NRC's regulations. Further, the Company and Enrichment Corp. believe that any such liability should be indemnified under the Price-Anderson Act. The Company and Enrichment Corp. have provided notifications to DOE required to invoke indemnification under the Price-Anderson Act and other contractual provisions.

On June 8, 2022, the Company, Enrichment Corp., and six other DOE contractors who operated facilities at the Portsmouth GDP were named as defendants in a complaint filed by Brad Allen Lykins, as administrator of the estate of Braden Aaron Lee Lykins in the U.S. District Court in the Southern District of Ohio, Eastern Division ("Lykins Complaint"). In March 2021, Brayden Lykins, who was thirteen years old, passed away from leukemia. The complaint alleges that the defendants released radiation into the environment in violation of the Price-Anderson Act causing Lykins' death and seeks monetary damages. On August 30, 2022, the Company, Enrichment Corp. and the other defendants filed their answer to the Lykins Compliant. The Company and Enrichment Corp. believe that their operations at the Portsmouth GDP site were fully in compliance with the NRC's regulations. Further, the Company and Enrichment Corp. believe that any such liability should be indemnified under the Price-Anderson Act. The Company and Enrichment Corp. have provided notifications to the DOE required to invoke indemnification under the Price-Anderson Act and other contractual provisions.

On March 8, 2023, the Company, Enrichment Corp., and six other DOE contractors that operated facilities at the Portsmouth GDP were named as defendants in a complaint filed by Christian Rose in the U.S. District Court in the Southern District of Ohio, Eastern Division ("Rose Complaint"). Christian Rose was diagnosed with cancer in June 2022. Although Mr. Rose is an adult, he attended the Zahn Corner Middle School, which was closed a few years ago due to contamination and is in the vicinity of the plant. The Rose Complaint alleges that the defendants released radiation into the environment in violation of the Price-Anderson Act causing death – even though the plaintiff is still alive – and seeks monetary damages in nature of past and future medical expenses, pain and suffering and punitive damages, among others. On May 15, 2023, the Company, Enrichment Corp. and the other defendants filed their answers to the Rose Complaint. The Company and Enrichment Corp. believe that their operations at the Portsmouth GDP site were fully in compliance with the NRC's regulations. Further, the Company and Enrichment Corp. believe that any such liability should be indemnified under the Price-Anderson Act. The Company and Enrichment Corp. have provided notifications to the DOE required to invoke indemnification under the Price-Anderson Act and other contractual provisions.

On November 27, 2023, the Company, Enrichment Corp. and six other DOE contractors who operated facilities at the Portsmouth GDP were named as defendants in a complaint filed by Joshua Shaw in the U.S. District Court in the Southern District of Ohio, Eastern Division ("Shaw Complaint"). Joshua Shaw was diagnosed with Acute Myeloid Leukemia (AML) in August 2008 and after going through chemotherapy continues to suffer from aftereffects of AML, including anxiety and fatigue. The Shaw Complaint alleges that the defendants released radiation into the environment exposing Mr. Shaw to radiation in violation of the Price-Anderson Act and causing Mr. Shaw's AML and other injuries. Mr. Shaw seeks monetary damages in nature of past and future medical expenses for treatment and care, pain and suffering and punitive damages, among others. The Company and Enrichment Corp. believe that their operations at the Portsmouth GDP site were fully in compliance with the NRC's regulations. Further, the Company and Enrichment Corp. believe that any such liability should be indemnified under the Price-Anderson Act. The Company and Enrichment Corp. have provided notifications to the DOE required to invoke indemnification under the Price-Anderson Act and other contractual provisions.

Centrus is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, other than the above, Centrus does not believe that the outcome of any of these legal matters, individually and in the aggregate, will have a material adverse effect on its cash flows, results of operations or financial condition.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The sole component of accumulated other comprehensive income (loss) relates to activity in the accounting for pension and postretirement health and life benefit plans. The amortization of prior service costs (credits) is reclassified from accumulated other comprehensive income (loss) and included in the computation of net periodic benefit cost. For further details, refer to Note 11, *Pension and Postretirement Health and Life Benefits*.

19. REVENUE BY GEOGRAPHIC AREA, MAJOR CUSTOMERS AND SEGMENT INFORMATION

Revenue by customer location, including customers in a foreign country representing 10% or more of total revenue, follows (in millions):

	Year Ended December 31,		
	2023	2022	2021
United States	$ 281.6	$ 154.3	$ 220.5
Foreign:			
Belgium	0.1	38.3	36.6
Japan	23.6	61.6	34.6
Other	14.9	39.6	6.6
Total foreign	38.6	139.5	77.8
Total revenue	**$ 320.2**	**$ 293.8**	**$ 298.3**

The U.S. government and its contractors, in the Company's Technical Solutions segment, represented approximately 16% of total revenue for the year ended December 31, 2023, 20% for the year ended December 31, 2022, and 38% for the year ended December 31, 2021.

The ten largest customers in the Company's LEU segment represented approximately 79% of total revenue for the year ended December 31, 2023. Revenue from Customer A , Customer B, and Customer C represented approximately 17%, 15%, and 13% respectively, of total revenue for the year ended December 31, 2023.

The ten largest customers in the Company's LEU segment represented approximately 75% of total revenue for the year ended December 31, 2022. Revenue from Kyushu Electric Power Company and Synatom represented approximately 15% and 13%, respectively, of total revenue for the year ended December 31, 2022.

The ten largest customers in the Company's LEU segment represented approximately 57% of total revenue for the year ended December 31, 2021. Revenue from Kyushu Electric Power Company and Synatom represented approximately 12% of total revenue for the year ended December 31, 2021.

No other customer represented more than 10% of total revenue for the year ended December 31, 2023, 2022, or 2021.

Centrus has two reportable segments: the LEU segment with two components, SWU and uranium, and the Technical Solutions segment. The LEU segment includes sales of the SWU component of LEU, sales of both the SWU and uranium components of LEU, and sales of uranium. The Technical Solutions segment includes revenue and cost of sales for work that Centrus performs under the HALEU Demonstration and Operation Contracts. The Technical Solutions segment also includes limited services provided by Centrus to DOE and its contractors at the Piketon facility. Gross profit is Centrus' measure for segment reporting. Net sales of the Company's business segments in the following tables exclude intersegment sales as these activities are eliminated in consolidation and thus are not included in management's evaluation of performance of each segment. Sales between segments are recorded at market prices at the time of the sale. Such intercompany operating income is eliminated in consolidation, so that the company's total sales and total operating income reflect only those transactions with external customers. Refer to Note 1, *Summary of Significant Accounting Policies*, and Note 2*, Revenue and Contracts with Customers,* for additional details on revenue for each segment.

The following table presents the Company's segment information (in millions):

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenue						
LEU segment:						
Separative work units	$	208.2	$	196.2	$	163.3
Uranium		60.8		39.4		22.8
Intersegment revenue, eliminated on consolidation		5.0		—		—
Total		**274.0**		**235.6**		**186.1**
Technical Solutions segment		51.2		58.2		112.2
Total revenue		**325.2**		**293.8**		**298.3**
Elimination of intersegment revenue		(5.0)		—		—
Total revenue	**$**	**320.2**	**$**	**293.8**	**$**	**298.3**
Segment Gross Profit (Loss)						
LEU segment:						
LEU segment	$	105.1	$	130.6	$	73.0
Intersegment gross profit, eliminated on consolidation		2.0		—		—
Total		**107.1**		**130.6**		**73.0**
Technical Solutions segment:						
Technical Solutions segment		7.0		(12.7)		41.5
Intersegment gross profit, eliminated on consolidation		3.0				
Total		**10.0**		**(12.7)**		**41.5**
Elimination of intersegment gross profit		(5.0)		—		—
Gross profit	**$**	**112.1**	**$**	**117.9**	**$**	**114.5**

The Company's total assets are not presented for each reportable segment as they are not reviewed by, nor otherwise regularly provided to the chief operating decision maker. Centrus' long-term or long-lived assets, which include property, plant and equipment and other assets reported on the Consolidated Balance Sheet, were located in the United States as of December 31, 2023, and December 31, 2022.

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Corporate Headquarters

Centrus Energy Corp.

6901 Rockledge Drive

Suite 800

Bethesda, MD 20817-1818

Phone: (301) 564-3200

Stock Exchange Listing

Centrus Energy Corp. common stock is listed and traded on the New York Stock Exchange's American trading platform under the ticker symbol **LEU**.

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Eastern Daylight Time, June 20, 2024, online via live webcast at www.virtualshareholdermeeting.com/LEU2023. There will be no physical meeting location.

Annual Report on Form 10-K

Copies of Centrus' reports on Form 10-K, Form 10-Q, and Form 8-K, as filed with the Securities and Exchange Commission are available without charge. These items can be viewed and printed by visiting the Investor Relations section of our website. Requests for printed copies of these reports should be mailed to the attention of Investor Relations at the corporate headquarters address listed above.

Website

The Company maintains an Internet website at www.centrusenergy.com that contains a substantial amount of information about Centrus and its activities, corporate governance, news releases, and financial information. Investors can sign up for e-mail alerts for Company news releases or SEC filings by visiting the Investor Relations section and clicking on "e-mail alerts." There are also links to our filings with the Securities and Exchange Commission. E-mail inquiries to Centrus may be addressed to: LeistikowD@centrusenergy.com.

Investor Relations

Security analysts and representatives of financial institutions may contact: Vice President, Corporate Communications at LeistikowD@centrusenergy.com.

Stock Held in Brokerage Account or "Street Name"

When you purchase stock and it is held for you by your broker, it is listed with the Company in the broker's name, or "street name." Most Centrus common shares are held in street name accounts and if you hold your stock in street name, you receive all correspondence, annual reports and proxy materials through your broker. Any questions you may have about your shares should, therefore, be directed to your broker.

Transfer Agent & Registrar

Centrus Energy Corp. stockholder records are maintained by our transfer agent, Computershare. Stockholders of record with inquiries relating to stock records, stock transfer, change of ownership, change of address and consolidation of accounts should contact:

Computershare
P.O. BOX 43006
Providence, RI 02940-3006

Overnight mail address:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Telephone toll free: 888-485-2938

TDD for hearing impaired: 800-952-9245

Foreign stockholders: 781-575-3100

TDD foreign stockholders: 781-575-4592

Shareholder Website: www.computershare.com/investor

Stockholder online inquiries: https://www-us.computershare.com/investor/Contact

Independent Accountants

Deloitte & Touche LLP

McLean, Virginia

Board of Directors (as of April 22, 2024)

Mikel H. Williams [1]

Chairman of the Board, Centrus Energy Corp.

Chief Executive Officer, Targus International LLC

Kirkland H. Donald [1] [2] [3]

Chairman, HII, Inc.

Tina W. Jonas [1] [2]

Private Investor

William J. Madia [3]

Vice President Emeritus, Stanford University

Bradley J. Sawatzke [2] [3]

Retired Chief Executive Officer, Energy Northwest

Amir V. Vexler

President and CEO, Centrus Energy Corp.

Tetsuo Iguchi

Senior Vice President of Government Relations and Corporate Communications,

General Manager of the Washington D.C. office, Toshiba America, Inc.

(1) Audit and Finance Committee
(2) Compensation, Nominating and Governance Committee
(3) Technology, Competition and Regulatory Committee

Executive Officers (as of April 22, 2024)

Amir V. Vexler	President and Chief Executive Officer
Kevin J. Harrill	Senior Vice President, Chief Financial Officer and Treasurer
Shahram Ghasemian	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Larry B. Cutlip	Senior Vice President, Field Operations
John M.A. Donelson	Senior Vice President, Sales and Chief Marketing Officer

Centrus Energy Corp.

6901 Rockledge Drive

Suite 800

Bethesda, MD 20817-1818